As filed with the Securities and Exchange Commission on August 19, 2008
Registration No. 333-152071

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Alimera Sciences, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	2834	20-0028718
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6120 Windward Parkway, Suite 290
Alpharetta, GA 30005
(678) 990-5740
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

C. Daniel Myers
Chief Executive Officer
6120 Windward Parkway, Suite 290
Alpharetta, GA 30005
(678) 990-5740
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jay K. Hachigian, Esq. Marc F. Dupré, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 610 Lincoln Street Waltham, MA 02451 (781) 890-8800	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accredited filer or a smaller reporting company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

		Amount of
Title of Each Class of	Proposed Maximum	Registration
Securities to be Registered	Aggregate Offering Price(1)(2)	Fee(3)
Common stock, $0.01 par value	$75,000,000	$2,948

(1)	Includes the offering price of shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended.

(3)	A registration fee of $2,948 was paid at the time of the initial filing of the registration statement based on an estimate of the aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED          , 2008
PRELIMINARY PROSPECTUS

           Shares

ALIMERA SCIENCES, INC.

Common Stock

This is an initial public offering of shares of common stock of Alimera Sciences, Inc. All of the shares of common stock are being sold by the company.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $      and $          . Application has been made for the quotation of the common stock on the Nasdaq Global Market under the symbol “ALIM.”

Investing in the common stock involves risks. See “Risk Factors” beginning on page 7 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the Issuer	$	$

To the extent that the underwriters sell more than           shares of common stock, the underwriters have the option to purchase up to an additional           shares from the company at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in           on          , 2008.

Credit Suisse	Citi
Cowen and Company	Leerink Swann

The date of this prospectus is          , 2008.

Iluvientm
(fluocinolone acetonide intravitreal insert)

Iluvien is currently in clinical development. Iluvien has not been approved by the U.S. Food and
Drug Administration and therefore Alimera Sciences, Inc. has not generated any revenues from the commercial sale of Iluvien as of the date of this prospectus.

Through and including          , 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This obligation is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

This summary highlights the most important features of this offering and the information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under the heading “Risk Factors” and our financial statements and related notes included in this prospectus.

Our Company

We are a biopharmaceutical company that specializes in the research, development and commercialization of prescription ophthalmic pharmaceuticals. We are presently focused on diseases affecting the back of the eye, or retina, because we believe these diseases are not well treated with current therapies and represent a significant market opportunity. Our most advanced product candidate is Iluvien, an intravitreal insert. Intravitreal refers to the space inside the eye behind the lens that contains the jelly-like substance called vitreous. We are developing Iluvien to provide a sustained therapeutic effect for up to 36 months in the treatment of diabetic macular edema, or DME. DME is a disease of the retina that affects individuals with diabetes and can lead to severe vision loss and blindness. We have completed enrollment of 956 patients in two Phase 3 pivotal clinical trials for Iluvien, in sites across the United States, Canada, Europe and India. We plan to file a new drug application (NDA) in the United States in the first quarter of 2010 followed by registration filings in Canada and certain European countries. In the fourth quarter of 2009 we will receive month 24 data from our Phase 3 pivotal clinical trials for the use of Iluvien in the treatment of DME. Our NDA and other registration filings will be based upon the results of an analysis of this data. In addition to treating DME, we believe that Iluvien has the potential to address other ophthalmic diseases such as the wet form of age-related macular degeneration (AMD), the dry form of AMD, and retinal vein occlusion (RVO). We are also conducting testing on two classes of Nicotinamide Adenine Dinucleotide Phosphate (NADPH) oxidase inhibitors, for which we have acquired options to exclusive, worldwide licenses from Emory University, in the treatment of dry AMD and other ocular diseases.

Approximately 17.9 million people in the United States have been diagnosed with diabetes and 246 million people worldwide are estimated to have the disease. All patients with diabetes are at risk of developing some form of diabetic retinopathy, an ophthalmic condition that presents symptoms that include the swelling and leakage of blood vessels within the retina or the abnormal growth of new blood vessels on the surface of the retina. When the blood vessel leakage of diabetic retinopathy causes swelling in the macula, the part of the eye responsible for central vision, the condition is called DME. We estimate the incidence of DME in the United States to be approximately 300,000 new cases annually.

There are no ophthalmic drug therapies approved by the U.S. Food and Drug Administration (FDA) for the treatment of DME. The current standard of care, laser photocoagulation, is a procedure where a fine-point laser beam is used to cauterize blood vessels in the retina to seal them from further leakage. This procedure has undesirable side effects including partial loss of peripheral and night vision. As a result of these side effects and a desire for improved visual outcomes, retinal specialists have turned to alternative off-label therapies for the treatment of DME, including injections of corticosteroids and anti-Vascular Endothelial Growth Factor (anti-VEGF) agents (VEGF can cause abnormal blood vessel growth in the retina). These alternative therapies also have limitations, including the need for multiple injections to maintain a therapeutic effect. Corticosteroids have shown improved visual acuity in DME patients in non-pivotal clinical trials, but are associated with an increased incidence of cataract formation and increased intraocular pressure (IOP), which may lead to glaucoma filtration surgery. Filtration surgery is a procedure in which the natural filter in the eye, the trabecular meshwork, is surgically opened to improve fluid drainage from the eye and thus reduce IOP. We believe that Iluvien will be the first ophthalmic drug therapy approved by the FDA for the treatment of DME.

Iluvien provides a sustained therapeutic effect for up to 36 months by delivering a low daily dose of fluocinolone acetonide (FA), a non-proprietary corticosteroid with demonstrated efficacy in the treatment of ocular diseases. FA demonstrated statistically significant improvement in visual acuity in the treatment of

DME compared to the current standard of care in two multi-center, randomized clinical studies (involving 266 patients) evaluating the use of another sustained release intravitreal FA therapy. Based on these clinical studies and the month 3 readout of our open-label Phase 2 clinical study (PK Study), we believe Iluvien will provide improvement in visual acuity for DME patients. Iluvien is inserted into the patient’s eye with a 25-gauge needle which allows for a self-sealing wound. This insertion is very similar to an intravitreal injection, a procedure commonly employed by retinal specialists. We believe the low dose of Iluvien and its position in the back of the eye has the potential to improve vision while reducing side effects commonly associated with the use of corticosteroids.

Our commercialization strategy is to establish Iluvien as a leading therapy for the treatment of DME and subsequently for any other indications for which Iluvien proves safe and effective. We intend to capitalize on our management’s past experience and expertise in marketing eye-care products, by directly marketing and selling Iluvien to the approximately 1,600 retinal specialists practicing in the approximately 600 retina centers across the United States and Canada. We intend to seek a commercialization partner for sales and marketing activities outside North America. Iluvien is not approved by the FDA. Our commercialization strategy is subject to and dependent upon the approval of Iluvien for the treatment of DME.

In addition to our activities related to Iluvien, we are pursuing the development, license or acquisition of rights to potential drug delivery technologies and compounds to treat diseases of the eye that we believe are not well treated by current therapies. We have executed agreements with Emory University, whereby we acquired options to exclusive, worldwide licenses of patent applications covering two classes of NADPH oxidase inhibitors. We are evaluating the use of these NADPH oxidase inhibitors in the treatment of dry AMD and other diseases of the eye, including wet AMD and diabetic retinopathy. We have exercised our option to obtain a license from Emory University with respect to one of the classes of NADPH oxidase inhibitors, and we anticipate finalizing such license agreement in the second half of 2008.

Our Business Strategy

We are presently focused on diseases affecting the back of the eye, or retina, because we believe these diseases are not well treated with current therapies and represent a significant market opportunity. Our business strategy includes the following:

•	Pursue FDA Approval for Iluvien. We have completed enrollment of our Phase 3 pivotal clinical trials for the use of Iluvien in the treatment of DME. We plan to pursue an NDA filing with the FDA in the first quarter of 2010 followed by registration filings in Canada and certain European countries.

•	Maximize the Commercial Success of Iluvien. We intend to directly market and sell Iluvien in the United States and Canada and to seek a commercialization partner for sales and marketing activities outside North America.

•	Evaluate Iluvien for Additional Retinal Diseases. We are studying Iluvien in a clinical trial with retinal specialists to determine its safety and efficacy in the treatment of wet AMD and we plan to initiate additional clinical trials for other diseases of the eye, including dry AMD and RVO.

•	Expand Our Ophthalmic Product Pipeline. We have acquired options to exclusive, worldwide licenses of patent applications for two classes of NADPH oxidase inhibitors from Emory University and are evaluating the use of these compounds in the treatment of dry AMD and other ocular diseases. We have exercised our option to obtain a license from Emory University with respect to one of the classes of NADPH oxidase inhibitors, and we anticipate finalizing such license agreement in the second half of 2008.

Risks That We Face

Our business is subject to numerous risks that could prevent us from successfully implementing our business strategy. You should carefully consider these risks and other risks described under “Risk Factors” and elsewhere in this prospectus, which include the following:

•	We are dependent on the success of our product candidates and specifically on the success of Iluvien, our only product candidate currently in clinical development;

•	Iluvien utilizes FA, a non-proprietary corticosteroid that has demonstrated undesirable side effects in the eye, and the success of Iluvien will depend on our ability to achieve an appropriate relationship between the benefits of FA’s efficacy and the risk of side-effects;

•	We face heavy government regulation, and approval of Iluvien and our other product candidates from the FDA and from similar entities in other countries is uncertain;

•	We are dependent upon our ability, and the ability of our licensors, to obtain and maintain protection for the intellectual property incorporated into our products and the value of our technology and products will be adversely affected if we or our licensors are unable to obtain or maintain such protection; and

•	We will need additional financing, which may be difficult to obtain, and our failure to obtain such additional financing or doing so on unfavorable terms, could adversely affect our ability to commercialize Iluvien, our other development programs and our operations generally.

These risks and other risks described under “Risk Factors” and elsewhere in this prospectus could materially and adversely impact our business, financial condition, operating results and future prospects which could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment.

Corporate Information

We are a Delaware corporation incorporated on June 4, 2003. Our principal executive office is located at 6120 Windward Parkway, Suite 290, Alpharetta, Georgia 30005 and our telephone number is (678) 990-5740. Our web site address is http://www.alimerasciences.com. The information contained in, or that can be accessed through, our Web site is not part of this prospectus and should not be considered part of this prospectus.

Iluvientm and FAMEtm are our trademarks. This prospectus also contains trademarks of other companies including Retisert®, Lucentis®, Posurdex®, Visudyne®, Macugen®, Avastin®, Trivaristm, TRIESENCEtm, Soothe® and Alaway®.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of Proceeds	We expect to receive net proceeds from the offering of approximately $ million. We intend to use the proceeds from this offering primarily to complete the development of Iluvien, to repay indebtedness to pSivida US, Inc., and for general working capital purposes. See “Use of Proceeds” for additional information.

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol	ALIM

The number of shares of our common stock outstanding after this offering is based on 5,160,935 shares of our common stock outstanding as of June 30, 2008 and the automatic conversion of all outstanding shares of our preferred stock into 67,864,708 shares of common stock upon the closing of the offering, including the conversion of certain Series A preferred stock dividends accumulated prior to November 22, 2005 into 1,293,014 shares of common stock, and excludes:

•	6,636,052 shares of our common stock issuable upon exercise of options outstanding as of June 30, 2008 at a weighted average price per share of $0.52;

•	shares of common stock reserved as of , 2008 for future issuance under our stock-based compensation plans; and

•	1,188,171 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average price of $1.07 per share, all of which are currently exercisable.

Unless otherwise indicated, the information we present in this prospectus assumes and reflects the following:

•	the automatic conversion of all outstanding shares of our preferred stock into 67,864,708 shares of common stock upon the closing of the offering, including the conversion of certain Series A preferred stock dividends accumulated prior to November 22, 2005 into 1,293,014 shares of common stock;

•	the filing of our restated certificate of incorporation and the adoption of our amended and restated bylaws to be effective upon the closing of this offering;

•	no exercise of the underwriters’ over-allotment option to purchase additional shares; and

•	a -for-1 split of our common stock to be effected prior to this offering.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA

The tables below summarize our financial data. The following statements of operations data for fiscal years 2005, 2006 and 2007, and the balance sheet data as of December 31, 2006 and 2007 have been derived from our audited financial statements and related notes and are included elsewhere in this prospectus. The balance sheet data as of December 31, 2005 is derived from our audited financial statements, but are not included in this prospectus. The statements of operations data for the six months ended June 30, 2007 and 2008 and the balance sheet data as of June 30, 2008 have been derived from our unaudited financial statements and related notes which are included elsewhere in this document. The statements of operations data for the period from June 4, 2003 to December 31, 2003, and the year ended December 31, 2004, and the balance sheet data as of December 31, 2003 and 2004, and June 30, 2007 are unaudited. In the opinion of management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments necessary for the fair presentation of our financial position and results of operations for these periods. The following summary financial data should be read together with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Statement of Operations Data

	Period from
	June 4, 2003
	(Date of Inception)					Six Months Ended
	to December 31,	Year Ended December 31,				June 30,
	2003	2004	2005	2006	2007	2007	2008
	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
	(In thousands, except per share data)

Operating expenses
Research and development	$—	$1,488	$2,926	$6,736	$8,363	$3,818	$35,657 (2)
General and administrative	385	1,856	2,595	3,028	3,184	1,776	1,788
Marketing	42	479	557	616	969	504	614

Total operating expenses	427	3,823	6,078	10,380	12,516	6,098	38,059

Interest income	4	48	223	596	1,079	558	356
Interest expense	—	(203)	(2)	(2)	(2)	(1)	(564)
Decrease (increase) in fair value of redeemable preferred stock conversion feature	—	6	8	6	1	1	(642)

Loss from continuing operations	(423)	(3,972)	(5,849)	(9,780)	(11,438)	(5,540)	(38,909)

Income (loss) from discontinued operations(1)	(430)	(2,731)	(7,790)	(3,191)	5,733	(287)	—

Net loss	(853)	(6,703)	(13,639)	(12,971)	(5,705)	(5,827)	(38,909)

Redeemable preferred stock accretion	—	(52)	(164)	(243)	(248)	(124)	(128)
Redeemable preferred stock dividends	—	(358)	(1,546)	(3,548)	(4,685)	(2,317)	(3,008)

Net loss attributable to common stockholders	$(853)	$(7,113)	$(15,349)	$(16,762)	$(10,638)	$(8,268)	$(42,045)

Net loss per share attributable to common stockholders — basic and diluted	$(0.20)	$(1.48)	$(3.14)	$(3.43)	$(2.09)	$(1.63)	$(8.15)

Weighted average common shares outstanding — basic and diluted	4,298	4,804	4,887	4,887	5,100	5,072	5,158

Unaudited pro forma net loss per share attributable to common stockholders—basic and diluted(3)					$(0.11)		$(0.60)

Unaudited pro forma weighted average common shares outstanding — basic and diluted(3)					53,220		64,778

Balance Sheet Data

	As of December 31,					As of June 30,
	2003	2004	2005	2006	2007	2007	2008
	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
	(In thousands)

Cash and cash equivalents	$931	$3,355	$22,815	$27,157	$20,847	$20,535	$30,985
Working capital	840	2,783	21,846	25,294	19,862	19,759	26,558
Total assets	984	4,381	25,081	31,251	24,519	25,213	34,076
Long-term liabilities	—	19	57	60	31	33	15,887
Preferred stock	—	8,982	43,373	63,057	67,990	65,498	101,040
Additional paid-in capital	1,628	1,937	2,193	2,571	2,867	2,794	2,954
Accumulated deficit	(853)	(7,966)	(23,315)	(40,077)	(50,715)	(48,345)	(92,760)
Total stockholders’ equity (deficit)	876	(5,923)	(21,015)	(37,399)	(47,738)	(45,442)	(89,696)

(1)	Includes gains on disposal of $9.7 million and $6 million for the years ended December 31, 2006 and 2007, respectively. See Note 3 to the financial statements for a more detailed description of the discontinued operations.

(2)	Includes $29.8 million of research and development expenses incurred in connection with an amendment to the pSivida license agreement in the six months ended June 30, 2008. See Note 8 to the financial statements for a more detailed description of the pSivida agreement and the amendment.

(3)	The pro forma basic and diluted net loss per common share data for the year ended December 31, 2007 and the six months ended June 30, 2008 reflect the conversion, upon the closing of this offering, of our Series A, Series B and Series C preferred stock at their respective conversion rates into our common stock, as if the conversion had occurred at the later of the beginning of the period presented or the date of issuance of such shares of preferred stock.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors described below, together with the other information in this prospectus (including our financial statements and the related notes appearing at the end of this prospectus) before deciding to invest in shares of our common stock. If any of the events contemplated by the following discussion of risks should occur, our business, financial condition, results of operations and future prospects would likely be materially and adversely affected. As a result, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Industry

We are dependent on the success of our product candidates in development and specifically on the success of Iluvien, our only product candidate in clinical development. If Iluvien is determined to be unsafe or ineffective in humans, our business will be materially harmed.

We have invested a significant portion of our time and financial resources in the development of Iluvien, our only product candidate in clinical development. We anticipate that in the near term our ability to generate revenues will depend solely on the successful development and commercialization of Iluvien. We are uncertain whether Iluvien will ultimately prove to be effective and safe in humans. Frequently, product candidates that have shown promising results in clinical trials have suffered significant setbacks in later clinical trials or even after they are approved for commercial sale. Future uses of Iluvien, whether in clinical trials or after it is approved for commercial sale, may reveal that it is ineffective, has undesirable side effects or is otherwise not fit for further use. If Iluvien is determined to be unsafe or ineffective in humans, our business will be materially harmed.

Any failure or delay in completing clinical trials for Iluvien or our other product candidates could severely harm our business.

Preclinical studies and clinical trials required to demonstrate the safety and efficacy of our product candidates are time consuming and expensive and together take several years to complete. The completion of clinical trials for our product candidates may be delayed by many factors, including:

•	our inability to manufacture or obtain from third parties materials sufficient for use in preclinical studies and clinical trials;

•	delays in patient enrollment and variability in the number and types of patients available for clinical trials;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	poor effectiveness of product candidates during clinical trials;

•	unforeseen safety issues or side effects; and

•	governmental or regulatory delays and changes in regulatory requirements and guidelines.

If we fail to successfully complete our clinical trials for Iluvien, we may not receive the regulatory approvals needed to market that product candidate. Therefore, any failure or delay in commencing or completing these clinical trials would harm our business materially.

If we are required to conduct additional clinical trials or other studies of Iluvien beyond those that we currently contemplate, if we are unable to successfully complete our clinical trials or other studies or if the results of these trials or studies are not positive or are only modestly positive, we may be delayed in obtaining marketing approval for Iluvien, we may not be able to obtain marketing approval or we may obtain approval for indications that is not as broad as intended. Our product development costs will also increase if we experience delays in testing or approvals. Significant clinical trial delays could allow our competitors to bring products to market before we do and impair our ability to commercialize our products or potential products. If any of this occurs, our business will be materially harmed.

Iluvien utilizes fluocinolone acetonide (FA), a corticosteroid that has demonstrated undesirable side effects in the eye; therefore, the success of Iluvien will be dependent upon the achievement of an appropriate relationship between the benefits of its efficacy and the risks of its side-effect profile.

The use of corticosteroids in the eye has been associated with undesirable side effects, including increased incidence of cataract formation and increased intraocular pressure (IOP). We initiated our Phase 3 pivotal clinical trials of Iluvien by relying upon both the published efficacy data of sustained release intravitreal FA (Bausch & Lomb Incorporated’s product Retisert) in patients with DME and our belief that the positioning of Iluvien farther back in the eye relative to Retisert’s positioning will mitigate the side effects exhibited by Retisert in DME patients.

Our Phase 3 pivotal clinical trials may not achieve the levels of efficacy of Retisert or sufficient levels of efficacy to outweigh the risks associated with the side-effect profile of Iluvien. Conversely, Iluvien’s side-effect profile may not be substantially less than Retisert’s side-effect profile, or may be less but not low enough to provide an acceptable risk/benefit relationship in line with Iluvien’s demonstrated efficacy. If our Phase 3 pivotal clinical trials do not demonstrate that Iluvien provides an acceptable risk/benefit relationship, we may not receive regulatory approval from the U.S. Food and Drug Administration (FDA), or from similar regulatory agencies in other countries.

We face heavy government regulation, and approval of Iluvien and our other product candidates from the FDA and from similar entities in other countries is uncertain.

The research, testing, manufacturing and marketing of drug products are subject to extensive regulation by U.S. federal, state and local government authorities, including the FDA, and similar entities in other countries. To obtain regulatory approval of a product, we must demonstrate to the satisfaction of the regulatory agencies that, among other things, the product is safe and effective for its intended use. In addition, we must show that the manufacturing facilities used to produce the products are in compliance with current Good Manufacturing Practice, or cGMP, regulations.

The process of obtaining regulatory approvals and clearances will require us to expend substantial time and capital. Despite the time and expense incurred, regulatory approval is never guaranteed. The number of preclinical and clinical tests that will be required for regulatory approval varies depending on the drug candidate, the disease or condition for which the drug candidate is in development and the regulations applicable to that particular drug candidate. Regulatory agencies, including those in the United States, Canada, the European Union and other countries where drugs are regulated, can delay, limit or deny approval of a drug candidate for many reasons, including that:

•	a drug candidate may not be safe or effective;

•	regulatory agencies may interpret data from preclinical and clinical testing in different ways from those which we do;

•	they may not approve of our manufacturing process;

•	they may conclude that the drug candidate does not meet quality standards for stability, quality, purity and potency; and

•	they may change their approval policies or adopt new regulations.

The FDA may make requests or suggestions regarding conduct of our clinical trials, resulting in an increased risk of difficulties or delays in obtaining regulatory approval in the United States. For example, the FDA may object to the use of a sham injection in our control arm or may not approve of certain of our methods for analyzing our trial data, including how we evaluate the risk/benefit relationship. Further, we intend to market Iluvien outside the United States and specifically in Canada and the European Union. Regulatory agencies within these countries will require that we obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedures within these countries can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Additionally, the foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. For all of these reasons, we may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or jurisdictions or by the FDA.

In addition, although we expect to obtain a waiver from regulatory agencies for the requirement to perform a carcinogenicity study in animals, this waiver is dependent upon our demonstration of negligible systemic absorption exposure of the active FA in our open-label Phase 2 clinical study (PK Study) in humans which we may not be able to demonstrate. Carcinogenicity studies identify a tumorigenic potential in animals and are used to assess the relevant risk in humans.

Any delay or failure by us to obtain regulatory approvals for our product candidates could diminish competitive advantages that we may attain and would adversely affect the marketing of our products. We have not yet received regulatory approval to market any of our product candidates in any jurisdiction.

Even if we do receive regulatory approval for Iluvien, the FDA or other regulatory agencies may impose limitations on the indicated uses for which Iluvien may be marketed, subsequently withdraw approval or take other actions against us or Iluvien that would be adverse to our business.

Regulatory agencies generally approve products for particular indications. If any such regulatory agency approves Iluvien for a limited indication, the size of our potential market for Iluvien will be reduced. For example, our potential market for Iluvien would be reduced if the FDA limited the indications of use to patients diagnosed with only clinically significant DME as opposed to DME or restricted the use to patients exhibiting IOP below a certain level at the time of treatment. Product approvals, once granted, may be withdrawn if problems occur after initial marketing. If and when Iluvien does receive regulatory approval or clearance, the marketing, distribution and manufacture of Iluvien will be subject to regulation in the United States by the FDA and by similar entities in other countries. We will need to comply with facility registration and product listing requirements of the FDA and similar entities in other countries and adhere to the FDA’s Quality System Regulations. Noncompliance with applicable FDA and similar entities’ requirements can result in warning letters, fines, injunctions, civil penalties, recall or seizure of Iluvien, total or partial suspension of production, refusal of regulatory agencies to grant approvals, withdrawal of approvals by regulatory agencies or criminal prosecution. We would also need to maintain compliance with federal, state and foreign laws regarding sales incentives, referrals and other programs.

Our product candidates may never achieve market acceptance even if we obtain regulatory approvals.

Even if we receive regulatory approvals for the sale of our product candidates, the commercial success of these products will depend, among other things, on their acceptance by retinal specialists, patients, third-party payors and other members of the medical community as a therapeutic and cost-effective alternative to competing products and treatments. The degree of market acceptance of any of our product candidates will depend on a number of factors, including the demonstration of its safety and efficacy, its cost-effectiveness, its potential advantages over other therapies, the reimbursement policies of government and third-party payors with respect to the product candidate, and the effectiveness of our marketing and distribution capabilities. If our product candidates fail to gain market acceptance, we may be unable to earn sufficient revenue to continue our business. If our product candidates are not accepted by retinal specialists, patients, third-party payors and other members of the medical community, it is unlikely that we will ever become profitable.

Our ability to pursue the development and commercialization of Iluvien depends upon the continuation of our license from pSivida US, Inc.

Our license rights to pSivida US, Inc.’s (pSivida’s) proprietary delivery device could revert to pSivida if we (i) fail twice to cure our breach of an obligation to make certain payments to pSivida following receipt of written notice thereof; (ii) fail to cure other breaches of material terms of our agreement with pSivida within 30 days after notice of such breaches or such longer period (up to 90 days) as may be reasonably necessary if the breach cannot be cured within such 30-day period; (iii) file for protection under the bankruptcy laws, make an assignment for the benefit of creditors, appoint or suffer appointment of a receiver or trustee over our property, file a petition under any bankruptcy or insolvency act or have any such petition filed against us and such proceeding remains undismissed or unstayed for a period of more than 60 days; or (iv) notify pSivida in writing of our decision to abandon our license with respect to a certain product using pSivida’s proprietary delivery device. If our agreement with pSivida were terminated, we would lose our rights to develop and commercialize Iluvien, which would materially and adversely affect our business, results of operations and future prospects.

We will rely on a single manufacturer for Iluvien and a single active pharmaceutical ingredient formulator for Iluvien’s active pharmaceutical ingredient. Our business would be seriously harmed if these third parties are not able to satisfy our demand and alternative sources are not available.

We do not have in-house manufacturing capability and will depend completely on a single third-party manufacturer and a single third-party active pharmaceutical ingredient formulator for the manufacture of Iluvien. We do not have long-term agreements with these third parties and if they are unable or unwilling to perform for any reason, we may not be able to locate alternative acceptable manufacturers or formulators, enter into favorable agreements with them or get them approved by the FDA in a timely manner. Any inability to acquire sufficient quantities of Iluvien or its active pharmaceutical ingredient in a timely manner from these third parties could delay clinical trials and prevent us from developing Iluvien in a cost-effective manner or on a timely basis. Any inability to acquire information necessary to file for regulatory approval from such third parties could also prevent us from obtaining regulatory approval for Iluvien in a timely manner. In addition, the manufacturer of Iluvien is subject to cGMP and comparable requirements of foreign regulatory bodies, and we do not have control over compliance with these regulations by our manufacturer. If our manufacturer fails to maintain compliance, the production of Iluvien could be interrupted, resulting in delays and additional costs. In addition, if the facilities of our manufacturer do not pass a pre-approval plant inspection, the FDA will not grant market approval for Iluvien.

Furthermore, Avail Medical Products, Inc. (Avail), the commercial manufacturer of Iluvien has previously manufactured only medical devices and has not previously manufactured pharmaceuticals, which they are undertaking to do for us. Such manufacture will require Avail to obtain a license for the manufacture of pharmaceuticals that they have not previously held.

Materials necessary to manufacture Iluvien and our other product candidates may not be available on commercially reasonable terms, or at all, which may delay the development, regulatory approval and commercialization of our product candidates.

We will rely on our manufacturers to purchase materials from third-party suppliers necessary to produce Iluvien and our other product candidates for our clinical trials. Suppliers may not sell these materials to our manufacturers at the times we need them or on commercially reasonable terms. We do not have any control over the process or timing of the acquisition of these materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these materials. If our manufacturers are unable to obtain these materials for our clinical trials, product testing and potential regulatory approval of Iluvien and our other product candidates could be delayed, significantly affecting our ability to develop Iluvien and our other product candidates. If we or our manufacturers are unable to purchase these materials after regulatory approval has been obtained for Iluvien and our other product candidates, the commercial launch of Iluvien and our other product candidates would be delayed or there would be a shortage in supply, which would materially affect our ability to generate revenues from the sale of Iluvien and our other product candidates.

The manufacture and packaging of pharmaceutical products such as Iluvien are subject to the requirements of the FDA and similar foreign regulatory entities. If we or our third-party manufacturers fail to satisfy these requirements, our product development and commercialization efforts may be materially harmed.

The manufacture and packaging of pharmaceutical products such as Iluvien and our future product candidates are regulated by the FDA and similar foreign regulatory entities and must be conducted in accordance with the FDA’s cGMP and comparable requirements of foreign regulatory entities. There are a limited number of manufacturers that operate under these cGMP regulations which are both capable of manufacturing Iluvien and willing to do so. Failure by us or our third-party manufacturers to comply with applicable regulations, requirements, or guidelines could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our products, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.

Changes in the manufacturing process or procedure, including a change in the location where the product is manufactured or a change of a third-party manufacturer, will require prior FDA review and/or approval of the manufacturing process and procedures in accordance with the FDA’s cGMP regulations. There are comparable foreign requirements. This review may be costly and time consuming and could delay or prevent the launch of a product. If we elect to manufacture products in our own facility or at the facility of another third party, we would need to ensure that the new facility and the manufacturing process are in substantial compliance with cGMP regulations. The new facility will also be subject to pre-approval inspection. In addition, we have to demonstrate that the product made at the new facility is equivalent to the product made at the former facility by physical and chemical methods, which are costly and time consuming. It is also possible that the FDA may require clinical testing as a way to prove equivalency, which would result in additional costs and delay.

Furthermore, in order to obtain approval of our products, including Iluvien, by the FDA and foreign regulatory agencies, we need to complete testing on both the active pharmaceutical ingredient and on the finished product in the packaging that we propose for commercial sales. This includes testing of stability, identification of impurities and testing of other product specifications by validated test methods. In addition, we will be required to consistently produce Iluvien in commercial quantities and of specified quality in a reproducible manner and document our ability to do so. This requirement is referred to as process validation. With respect to Iluvien, although we have manufactured Iluvien at pilot scale, we have not yet completed this process validation requirement. If the required testing or process validation is delayed or produces unfavorable results, we may not obtain approval to launch the product or approval may be delayed.

The FDA and similar foreign regulatory bodies may also implement new standards, or change their interpretation and enforcement of existing standards and requirements, for the manufacture, packaging, or testing of products at any time. If we are unable to comply, we may be subject to regulatory or civil actions or penalties that could significantly and adversely affect our business.

We currently have no sales organization. If we are unable to establish satisfactory sales and marketing capabilities, we may not succeed in commercializing Iluvien.

At present, we have no sales personnel and a limited number of marketing personnel. In anticipation of receiving FDA approval for the commercial launch of Iluvien, we plan to begin hiring additional sales and marketing personnel to establish our own sales and marketing capabilities in the United States in time for our anticipated commercial launch of Iluvien. We plan to add our first sales representatives in the third quarter of 2010. Therefore, at the time of our commercial launch of Iluvien, assuming regulatory approval by the FDA, our sales and marketing team will have worked together for only a limited period of time.

We may not be able to establish a direct sales force in a cost-effective manner or realize a positive return on this investment. In addition, we will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain sales and marketing personnel. Factors that may inhibit our efforts to commercialize our products without strategic partners or licensees include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of retinal specialists to prescribe our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If appropriate regulatory approvals are obtained, we intend to commercialize Iluvien and our other product candidates in international markets through collaboration arrangements with third parties. We have not yet entered into any agreements related to the marketing of Iluvien or any of our other product candidates in international markets and we may not be able to enter into any arrangements with respect to international collaborations on favorable terms or at all. In addition, these arrangements could result in lower levels of income to us than if we marketed our product candidates entirely on our own. If we are unable to enter into appropriate marketing arrangements for our product candidates in international markets, we may not be able to develop an effective international sales force to successfully commercialize Iluvien and our other product candidates in international markets. If we fail to enter into marketing arrangements for our products and are unable to develop an effective international sales force, our ability to generate revenue outside of North America would be limited.

If we are not successful in recruiting sales and marketing personnel or in building a sales and marketing infrastructure or if we do not successfully enter into appropriate collaboration arrangements with third parties, we will have difficulty commercializing Iluvien and our other product candidates, which would adversely affect our business, operating results and financial condition.

In order to establish our sales and marketing infrastructure, we will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of June 30, 2008, we had 21 employees. As our development and commercialization plans and strategies develop, we will need to expand the size of our employee base for managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. Also, our management may have to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. Our future financial performance and our ability to commercialize Iluvien and our other product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Iluvien and our other potential products may not be commercially viable if we fail to obtain an adequate level of reimbursement for these products from private insurers, the Medicare program and other third-party payors. The market for our products may also be limited by the indications for which their use may be reimbursed or the frequency at which they may be administered.

The availability and levels of reimbursement by governmental and other third-party payors affect the market for products such as Iluvien and others that we may develop. These third-party payors continually attempt to contain or reduce the costs of health care by challenging the prices charged for medical products and services. In some foreign countries, particularly Canada and the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In Canada, each province has a publicly funded drug plan with each having its own formulary citing specific criteria for reimbursement and prior authorization. Each provincial government except Québec considers the clinical and cost-effectiveness recommendations of the Common Drug Review performed by the Canadian Agency for Drugs and Technologies in Health. Quebec has a separate drug review process that is performed by its Medication Council. In the European Union, each country has a different reviewing body that evaluates reimbursement dossiers submitted by manufacturers of new drugs and then makes recommendations as to whether or not the drug should be reimbursed. In these countries, pricing negotiations with governmental authorities can take 12 months or longer after the receipt of regulatory approval and product launch. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our products, including Iluvien, to other available therapies. If reimbursement for our products is unavailable, limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be materially harmed.

We will need to obtain approvals for payment for Iluvien from private insurers, including managed care organizations, and from the Medicare program. We expect that private insurers will consider the efficacy, cost effectiveness and safety of Iluvien in determining whether to approve reimbursement for Iluvien and at what level. Obtaining these approvals can be a time consuming and expensive process. Our business would be materially adversely affected if we do not receive approval for reimbursement of Iluvien from private insurers on a timely or satisfactory basis. Although drugs that are not self-administered are covered by Medicare, the Medicare program has taken the position that it can decide not to cover particular drugs if it determines that they are not “reasonable and necessary” for Medicare beneficiaries. Limitations on coverage could also be imposed at the local Medicare carrier level or by fiscal intermediaries. Our business could be materially adversely affected if the Medicare program, local Medicare carriers or fiscal intermediaries were to make such a determination and deny or limit the reimbursement of Iluvien. Our business also could be adversely affected if retinal specialists are not reimbursed by Medicare for the cost of the procedure in which they administer Iluvien on a basis satisfactory to the administering retinal specialists. If the local contractors that administer the Medicare program are slow to reimburse retinal specialists for Iluvien, the retinal specialists may pay us more slowly, which would adversely affect our working capital requirements.

Our business could also be adversely affected if private insurers, including managed care organizations, the Medicare program or other reimbursing bodies or payors limit the indications for which Iluvien will be reimbursed to a smaller set than we believe it is effective in treating or establish a limitation on the frequency with which Iluvien may be administered that is less often than we believe would be effective.

We expect to experience pricing pressures in connection with the sale of Iluvien and our future products due to the trend toward programs aimed at reducing health care costs, the increasing influence of health maintenance organizations and additional legislative proposals.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new drugs is highly competitive and the commercial success of Iluvien will depend on several factors, including, but not limited to, its efficacy and side effect profile, reimbursement acceptance by private insurers and Medicare, acceptance of pricing, the development of our sales and marketing organization, an adequate payment to physicians for the insertion procedure (based on a cost assigned by the American Medical Association to the procedure, also known as a CPT code) and our ability to differentiate Iluvien from our competitors’ products. We will face competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to Iluvien and any products that we may develop or commercialize in the future. Our competitors may develop products or other novel technologies that are more effective, safer or less costly than any that we are developing. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours. The active pharmaceutical ingredient in Iluvien is FA, which is not protected by currently valid patents. As a result, our competitors could develop an alternative formulation or delivery mechanisms to treat diseases of the eye with FA. We do not have the right to develop and sell pSivida’s proprietary delivery device for indications for diseases outside of the eye or for the treatment of uveitis. Further, our license agreement with pSivida permits pSivida to grant to any other party the right to use its intellectual property (i) to treat DME through an incision smaller than that required for a 25-gauge needle, unless using a corticosteroid delivered to the back of the eye, (ii) to deliver any compound outside the back of the eye unless it is to treat DME through an incision required for a 25-gauge or larger needle, or (iii) to deliver non-corticosteroids to the back of the eye, unless it is to treat DME through an incision required for a

25-gauge or larger needle. Under this agreement, we exercised our options to enter into further agreements with pSivida for licenses to pSivida’s intellectual property for the delivery of the two NADPH oxidase inhibitors and brimonidine to the back of the eye. Unless and until we enter into such agreements with pSivida, pSivida may grant to any other party the right to use its intellectual property to deliver such compounds to the back of the eye.

There are no ophthalmic drug therapies approved by the FDA for the treatment of DME. Retinal specialists are currently using laser photocoagulation and off-label therapies for the treatment of DME, and may continue to use these therapies in competition with Iluvien. Additional treatments for DME are in various stages of preclinical or clinical testing including drugs sponsored by Genentech, Inc. (Lucentis) and Allergan, Inc. (Posurdex). If approved, these treatments would also compete with Iluvien. Other laser, surgical or pharmaceutical treatments for DME may also compete against Iluvien. These competitive therapies may result in pricing pressure if we receive marketing approval for Iluvien, even if Iluvien is otherwise viewed as a preferable therapy.

Many of our competitors have substantially greater financial, technical and human resources than we have. Additional mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated by our competitors. Competition may increase further as a result of advances made in the commercial applicability of technologies and greater availability of capital for investment in these fields.

We currently do not have any collaborations with third parties. We expect to depend on collaborations to develop and commercialize our products. If we are unable to identify or enter into an agreement with any material third-party collaborator, if our collaborations with any such third party are not scientifically or commercially successful or if our agreement with any such third party is terminated or allowed to expire, we could be adversely affected financially or our business reputation could be harmed.

Our business strategy includes entering into collaborations with corporate and academic collaborators for the research, development and commercialization of additional product candidates. We currently do not have any collaborations with third parties. Areas in which we anticipate entering into third party collaboration arrangements include joint sales and marketing arrangements for sales and marketing of Iluvien outside of North America, and future product development arrangements. If we are unable to identify or enter into an agreement with any material third-party collaborator we could be adversely affected financially or our business reputation could be harmed. Any arrangements we do enter into may not be scientifically or commercially successful. The termination of any of these future arrangements might adversely affect our ability to develop, commercialize and market our products.

The success of our future collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Our collaborators will have significant discretion in determining the efforts and resources that they will apply to these collaborations. We expect that the risks which we face in connection with these future collaborations will include the following:

•	our collaboration agreements are expected to be for fixed terms and subject to termination under various circumstances, including, in many cases, on short notice without cause;

•	we expect to be required in our collaboration agreements not to conduct specified types of research and development in the field that is the subject of the collaboration. These agreements may have the effect of limiting the areas of research and development that we may pursue, either alone or in cooperation with third parties;

•	our collaborators may develop and commercialize, either alone or with others, products and services that are similar to or competitive with our products which are the subject of their collaboration with us; and

•	our collaborators may change the focus of their development and commercialization efforts. In recent years there have been a significant number of mergers and consolidations in the pharmaceutical and biotechnology industries, some of which have resulted in the participant companies reevaluating and shifting the focus of their business following the completion of these transactions. The ability of our products to reach their potential could be limited if any of our future collaborators decreases or fails to increase spending relating to such products.

Collaborations with pharmaceutical companies and other third parties often are terminated or allowed to expire by the other party. With respect to our future collaborations, any such termination or expiration could adversely affect us financially as well as harm our business reputation.

If we cannot identify or enter into licensing arrangements for new product candidates, our ability to develop a diverse product portfolio may be limited.

A component of our business strategy is acquiring rights to develop and commercialize compounds discovered or developed by other pharmaceutical and biotechnology companies for which we may find effective uses and markets. Competition for the acquisition of these compounds is intense. If we are not able to identify opportunities to acquire rights to commercialize additional products, we may not be able to develop a diverse portfolio of products and our business may be harmed. Additionally, it may take greater human and financial resources to secure commercial rights to promising product candidates than we will possess, thereby limiting our ability to develop a diverse product portfolio.

We may acquire additional businesses or form strategic alliances in the future, and we may not realize the benefits of such acquisitions.

We may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may have difficulty in developing, manufacturing and marketing the products of a newly acquired company that enhances the performance of our combined businesses or product lines to realize value from expected synergies. We cannot assure that, following an acquisition, we will achieve the revenues or specific net income that justifies the acquisition.

We face the risk of product liability claims and may not be able to obtain insurance.

Our business exposes us to the risk of product liability claims, which is inherent in the manufacturing, testing and marketing of drugs and related products. If the use of one or more of our products harms people, we may be subject to costly and damaging product liability claims. We have primary product liability insurance that covers our clinical trials for a $5 million general aggregate limit and excess product liability insurance that covers our clinical trials for an additional $5 million general aggregate limit. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for any of the products that we may develop. We may not be able to obtain or maintain adequate protection against potential liabilities. If we are unable to obtain insurance at acceptable cost or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may materially and adversely affect our business and financial position. These liabilities could prevent or interfere with our product development and commercialization efforts.

In addition, our business is exposed to the risk of product liability claims related to our sale and distribution of our over-the-counter product, Soothe, prior to its acquisition by Bausch & Lomb Incorporated in July 2007. Our primary product liability insurance and excess product liability insurance policies cover product liability claims related to Soothe. To the extent this insurance is insufficient to cover any Soothe related claims we may be exposed to significant liabilities, which may materially and adversely affect our business and financial condition.

If we lose key management personnel, or if we fail to recruit additional highly skilled personnel, it will impair our ability to identify, develop and commercialize product candidates.

We are highly dependent on principal members of our management team, including C. Daniel Myers, our President and Chief Executive Officer, Susan Caballa, our Senior Vice President of Regulatory Affairs, and Kenneth Green, Ph.D., our Senior Vice President and Chief Scientific Officer. These executives each have significant ophthalmic and regulatory industry experience. The loss of any such executives or any other principal member of our management team, would impair our ability to identify, develop and market new products.

In addition, our growth will require us to hire a significant number of qualified technical, commercial and administrative personnel. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. If we cannot continue to attract and retain, on acceptable terms, the qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or grow.

If our contract research organizations (CROs), third-party vendors and investigators do not successfully carry out their duties or if we lose our relationships with them, our development efforts with respect to Iluvien or any of our other product candidates could be delayed.

We are dependent on CROs, third-party vendors and investigators for preclinical testing and clinical trials related to our discovery and development efforts with respect to Iluvien or any of our other product candidates and we will likely continue to depend on them to assist in our future discovery and development efforts. These parties are not our employees and we cannot control the amount or timing of resources that they devote to our programs. If they fail to devote sufficient time and resources to our development programs with respect to Iluvien or any of our other product candidates or if their performance is substandard, it will delay the development and commercialization of our product candidates. The parties with which we contract for execution of our clinical trials play a significant role in the conduct of the trials and the subsequent collection and analysis of data. Their failure to meet their obligations could adversely affect clinical development of our product candidates. Moreover, these parties may also have relationships with other commercial entities, some of which may compete with us. If they assist our competitors, it could harm our competitive position.

If we lose our relationship with any one or more of these parties, we could experience a significant delay in identifying another comparable provider and contracting for its services. We may be unable to retain an alternative provider on reasonable terms, if at all. Even if we locate an alternative provider, this provider may need additional time to respond to our needs and may not provide the same type or level of service as the original provider. In addition, any provider that we retain will be subject to current Good Laboratory Practices, or cGLP, and similar foreign standards, and we do not have control over compliance with these regulations by these providers. Consequently, if these practices and standards are not adhered to by these providers, the development and commercialization of our product candidates could be delayed.

Our products could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements, or if we experience unanticipated problems with our products, when and if any of them is approved.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval pharmacovigilance, advertising and promotional activities for such product, will be subject to continual requirements, review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, manufacturer or manufacturing processes, or failure to comply with regulatory requirements, may result in:

•	restrictions on such products or manufacturing processes;

•	withdrawal of the products from the market;

•	voluntary or mandatory recall;

•	fines;

•	suspension of regulatory approvals;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties.

We may be slow to adapt, or we may never adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies.

We intend to seek regulatory approvals for our products in foreign jurisdictions, but we may not obtain any such approvals.

We intend to market our products outside North America with one or more commercial partners. In order to market our products in foreign jurisdictions, we will be required to obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and jurisdictions and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Additionally, the foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. For all of these reasons, we may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or jurisdictions or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The failure to obtain these approvals could harm our business materially.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or limit their marketability.

Undesirable side effects caused by our product candidates could interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications, and in turn prevent us from commercializing our product candidates and generating revenues from their sale. Possible side effects of Iluvien include, but are not limited to, extensive blurred vision, cataracts, eye irritation, eye pain, increased IOP, ocular discomfort, reduced visual acuity, visual disturbance, endophthalmitis, or long-standing vitreous floaters.

In addition, if any of our product candidates receives marketing approval and we or others later identify undesirable side effects caused by the product, we could face one or more of the following consequences:

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	regulatory authorities may withdraw their approval of the product;

•	we may be required to change the way that the product is administered, conduct additional clinical trials or change the labeling of the product; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product candidate, which in turn could delay or prevent us from generating significant revenues from its sale.

Although we intend to make a formal request with the FDA for “fast-track” designation for Iluvien, our request may not be granted. If we are granted a “fast track” designation for development of Iluvien it may not actually lead to a faster development or regulatory review or approval process.

If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA “fast-track” designation. The fast-track classification does not apply to the product alone, but applies to the combination of the product and the specific indication or indications for which it is being studied. The FDA’s fast-track programs are designed to facilitate the clinical development and evaluation of the drug’s safety and efficacy for the fast-track indication or indications. Marketing applications filed by sponsors of products in fast-track development may qualify for expedited review under policies or procedures offered by the FDA, but the fast-track designation does not assure such qualification. A fast-track designation, if received, may be withdrawn by the FDA if it believes that the designation is no longer supported by data from our clinical development program. Although we intend to make a formal request with the FDA for fast-track designation for Iluvien, our request may not be granted. In the event we receive a fast-track designation from the FDA for Iluvien for the treatment of DME, we may not experience a faster development process, review or approval compared to conventional FDA procedures.

Risks Related to Intellectual Property and Other Legal Matters

If we or our licensors are unable to obtain and maintain protection for the intellectual property incorporated into our products, the value of our technology and products will be adversely affected.

Our success will depend in large part on our ability or the ability of our licensors to obtain and maintain protection in the United States and other countries for the intellectual property incorporated into our products. The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions. We or our licensors may not be able to obtain additional issued patents relating to our technology. Our success will depend in part on the ability of our licensors to obtain, maintain (including making periodic filings and payments) and enforce patent protection for their intellectual property, in particular, those patents to which we have secured exclusive rights. Under our license with pSivida, pSivida controls the filing, prosecution and maintenance of all patents. Our licensors may not successfully prosecute or continue to prosecute the patent applications to which we are licensed. Even if patents are issued in respect of these patent applications, we or our licensors may fail to maintain these patents, may determine not to pursue litigation against entities that are infringing these patents, or may pursue such litigation less aggressively than we ordinarily would. Without protection for the intellectual property that we own or license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects. Moreover, FA is an off-patent active ingredient that is commercially available in several forms including the extended release ocular implant Retisert.

Even if issued, patents may be challenged, narrowed, invalidated, or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection that we may have for our products. In addition, our patents and our licensors’ patents may not afford us protection against competitors with similar technology.

Litigation or third-party claims of intellectual property infringement would require us to divert resources and may prevent or delay our development, regulatory approval or commercialization of our product candidates.

We may not have rights under some patents or patent applications that may be infringed by our products or potential products. Third parties may now or in the future own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses or divert substantial employee resources from our business and, if successful, could cause us to pay substantial damages or prevent us from developing one or more product candidates. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

Several issued and pending U.S. patents claiming methods and devices for the treatment of eye diseases, including through the use of steroids, implants and injections into the eye, purport to cover aspects of Iluvien. For example, one of our potential competitors holds issued and pending U.S. patents with claims covering devices for injecting an ocular implant into a patient’s eye similar to the Iluvien inserter. There is also an issued U.S. patent with claims covering implanting a steroidal anti-inflammatory agent to treat an inflammation-mediated condition of the eye. If these or any other patents were held by a court of competent jurisdiction to be valid and to cover aspects of Iluvien, then the owners of such patents would be able to block our ability to commercialize Iluvien unless and until we obtain a license under such patents (which license might require us to pay royalties or grant a cross-license to one or more patents that we own), until such patents expire or unless we are able to redesign our product to avoid any such valid patents.

As a result of patent infringement claims, or in order to avoid potential claims, we or our collaborators may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. This could harm our business significantly.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the U.S. Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology. The cost to us of any litigation or other proceeding, regardless of its merit, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may, regardless of their merit, also absorb significant management time and employee resources.

If we fail to comply with our obligations in the agreements under which we license development or commercialization rights to products or technology from third parties, we could lose license rights that are important to our business.

Our licenses are important to our business, and we expect to enter into additional licenses in the future. We hold a license from pSivida under patents relating to Iluvien. This license imposes various commercialization, milestone payment, profit sharing, insurance, and other obligations on us. We also hold a license from Dainippon Sumitomo Pharma Co., Ltd. under patents relating to Iluvien. This license imposes a milestone payment and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the applicable license, in which event we would not be able to market products, such as Iluvien, that may be covered by such license.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to patented technology, we rely upon unpatented proprietary technology, processes, trade secrets and know-how. Any involuntary disclosure or misappropriation by third parties of our confidential or proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market. We seek to protect confidential or proprietary information in part by confidentiality agreements with our employees, consultants and third parties. While we require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information and technology to enter into confidentiality agreements, we cannot be certain that this know-how, information and technology will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. These agreements may be terminated or breached, and we may not have adequate remedies for any such termination or breach. Furthermore, these agreements may not provide meaningful protection for our trade secrets and know-how in the event of unauthorized use or disclosure. To the extent that any of our staff were previously employed by other pharmaceutical or biotechnology companies, those employers may allege violations of trade secrets and other similar claims in relation to their drug development activities for us.

If our efforts to protect the proprietary nature of the intellectual property related to our products are not adequate, we may not be able to compete effectively in our markets.

The strength of our patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. In addition to the rights we have licensed from pSivida relating to our product candidates, we rely upon intellectual property we own relating to our products, including patents, patent applications and trade secrets. As of July 1, 2008, we owned two pending provisional U.S. utility patent applications and one pending U.S. design application, relating to our inserter system for Iluvien. Our patent applications may be challenged or fail to result in issued patents and our existing or future patents may be too narrow to prevent third parties from developing or designing around these patents.

As of July 1, 2008, the patent rights relating to Iluvien licensed to us from pSivida include three U.S. patents that expire between March 2019 and April 2020 and counterpart filings to these patents in a number of other jurisdictions. No patent term extension will be available for any of these U.S. patents or any of our licensed U.S. pending patent applications. After these patents expire in April of 2020, we will not be able to block others from marketing FA in an insert similar to Iluvien in the U.S. Moreover, it is possible that a third party could successfully challenge the scope (i.e., whether a patent is infringed), validity, and enforceability of our licensed patents prior to patent expiration and obtain approval to market a competitive product.

Further, the patent applications that we license or have filed may fail to result in issued patents. Some claims in pending patent applications filed or licensed by us have been rejected by patent examiners. These claims may need to be amended and, even after amendment, a patent may not be permitted to issue. Further, the existing or future patents to which we have rights based on our agreement with pSivida may be too narrow to prevent third parties from developing or designing around these patents. Additionally, we may lose our rights to the patents and patent applications we license in the event of a breach or termination of the license agreement. Manufacturers may also seek to obtain approval to sell a generic version of Iluvien prior to the expiration of the relevant licensed patents. If the sufficiency of the breadth or strength of protection provided by the patents we license with respect to Iluvien or the patents we pursue related to another product candidate is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize Iluvien and our other product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market Iluvien and our other product candidates under patent protection would be reduced.

We rely on trade secret protection and confidentiality agreements to protect certain proprietary know-how that is not patentable, for processes for which patents are difficult to enforce and for any other elements of our development processes with respect to Iluvien and our other product candidates that involve proprietary know-how, information and technology that is not covered by patent applications. While we require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information and technology to enter into confidentiality agreements, we cannot be certain that this know-how, information and technology will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Further, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to protect or defend the intellectual property related to our technologies, we will not be able to establish or maintain a competitive advantage in our market.

Third-party claims of intellectual property infringement may prevent or delay our discovery, development and commercialization efforts with respect to Iluvien and our other product candidates.

Our commercial success depends in part on avoiding infringement of the patents and proprietary rights of third parties. Third parties may assert that we are employing their proprietary technology without authorization. In addition, at least several issued and pending U.S. patents claiming methods and devices for the treatment of eye diseases, including through the use of steroids, implants and injections into the eye, purport to cover aspects of Iluvien.

Although we are not currently aware of any litigation or other proceedings or third-party claims of intellectual property infringement related to Iluvien, the pharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may in the future allege that our activities infringe their patents or that we are employing their proprietary technology without authorization. We may not have identified all the patents, patent applications or published literature that affect our business either by blocking our ability to commercialize our product, by preventing the patentability of one or more aspects of our products or those of our licensors or by covering the same or similar technologies that may affect our ability to market our product. We cannot predict whether we would be able to obtain a license on commercially reasonable terms, if at all. Any inability to obtain such a license under the applicable patents on commercially reasonable terms, or at all, may have a material adverse effect on our ability to commercialize Iluvien or other products until such patents expire.

In addition, third parties may obtain patents in the future and claim that use of our product candidates or technologies infringes upon these patents. Furthermore, parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, obtain one or more licenses from third parties or pay royalties, or we may be enjoined from further developing or commercializing our product candidates and technologies. In addition, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we have done so from time to time. We may fail to obtain future licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be unable to further develop and commercialize one or more of our product candidates, which could harm our business significantly.

We may become involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference proceedings brought by the U.S. Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patents and patent applications or those of our collaborators or licensors. An unfavorable outcome could require us to cease using the technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if a prevailing party does not offer us a license on terms that are acceptable to us. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distraction of our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our products.

The risk that we may be sued on product liability claims is inherent in the development of pharmaceutical products. We face a risk of product liability exposure related to the testing of our product candidates in clinical trials and will face even greater risks upon any commercialization by us of our product candidates. We believe that we may be at a greater risk of product liability claims relative to other pharmaceutical companies because our products are inserted into the eye, and it is possible that we may be held liable for eye injuries of patients who receive our product. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forego further commercialization of one or more of our products. Although we maintain primary product liability insurance and excess product liability insurance that cover our clinical trials, our aggregate coverage limit under these insurance policies is $10 million, and while we believe this amount of insurance is sufficient to cover our product liability exposure, these limits may not be high enough to fully cover potential liabilities. In addition, we may not be able to obtain or maintain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims, which could prevent or inhibit the commercial production and sale of our products.

Legislative or regulatory reform of the health care system in the United States and foreign jurisdictions may affect our ability to sell our products profitably.

The continuing efforts of the United States and foreign governments, insurance companies, managed care organizations and other payors of health care services to contain or reduce health care costs may adversely affect our ability to set prices for our products which we believe are fair, and our ability to generate revenues and achieve and maintain profitability.

Specifically, in both the United States and some foreign jurisdictions there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. In the United States, the Medicare Prescription Drug Improvement and Modernization Act of 2003 reforms the way Medicare will cover and reimburse for pharmaceutical products. This legislation could decrease the coverage and price that we may receive for our products. Other third-party payors are increasingly challenging the prices charged for medical products and services. It will be time consuming and expensive for us to go through the process of seeking reimbursement from Medicare and private payors. Our products may not be considered cost-effective, and coverage and reimbursement may not be available or sufficient to allow us to sell our products on a profitable basis. Further federal and state proposals and health care reforms are likely which could limit the prices that can be charged for the product candidates that we develop and may further limit our commercial opportunity. Our results of operations could be materially adversely affected by the Medicare prescription drug coverage legislation, by the possible effect of this legislation on amounts that private insurers will pay and by other health care reforms that may be enacted or adopted in the future.

In some foreign countries, including Canada and the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to 12 months or longer after the receipt of regulatory approval and product launch. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. Our business could be materially harmed if reimbursement of our products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels.

If we use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials. In addition, our operations produce hazardous waste products. Federal, state and local laws and regulations in both the United States and Canada govern the use, manufacture, storage, handling and disposal of hazardous materials. Although we believe that our procedures for use, handling, storing and disposing of these materials comply with legally prescribed standards, we may incur significant additional costs to comply with applicable laws in the future. Also, even if we are in compliance with applicable laws, we cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, operating results and financial condition.

Risks Relating to Our Financial Results and Need for Financing

We have incurred operating losses in each year since our inception and expect to continue to incur substantial and increasing losses for the foreseeable future.

We have a limited operating history. We are not currently generating revenues and we cannot estimate with precision the extent of our future losses. We do not currently have any products that have been approved for commercial sale and we may never generate revenue from selling products or achieve profitability. We expect to continue to incur substantial and increasing losses for the foreseeable future, particularly as we increase our research, clinical development and administrative activities. As a result, we are uncertain when or if we will achieve profitability and, if so, whether we will be able to sustain it. As of June 30, 2008, we have accumulated a net deficit of $92.8 million. Our ability to achieve revenue and profitability is dependent on our ability to complete the development of our product candidates, obtain necessary regulatory approvals, and have our products manufactured and marketed. We cannot assure you that we will be profitable even if we successfully commercialize our products. Failure to become and remain profitable may adversely affect the market price of our common stock and our ability to raise capital and continue operations.

Fluctuations in our quarterly operating results and cash flows could adversely affect the price of our common stock.

We expect our operating results and cash flows to be subject to quarterly fluctuations. The revenues we generate, if any, and our operating results will be affected by numerous factors, including, but not limited to:

•	the commercial success of our product candidates;

•	the emergence of products that compete with our product candidates;

•	the status of our preclinical and clinical development programs;

•	variations in the level of expenses related to our existing product candidates or preclinical and clinical development programs;

•	execution of collaborative, licensing or other arrangements, and the timing of payments received or made under those arrangements;

•	any intellectual property infringement lawsuits to which we may become a party; and

•	regulatory developments affecting our product candidates or those of our competitors,

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results and cash flows may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We will need additional financing, which may be difficult to obtain. Our failure to obtain necessary financing or doing so on unattractive terms could adversely affect our ability to commercialize Iluvien, our other development programs and our operations generally.

To date we have funded our operations through the private placement of common stock, preferred stock and convertible debt, as well as the sale of certain assets of the non-prescription business in which we were previously engaged. As of June 30, 2008, we had approximately $30.9 million in cash which (without the proceeds from this offering) we anticipate will fund our operations through the third quarter of 2009 based on an estimated monthly cash burn of approximately $1.9 million. This offering will fund our operations beyond this date. However, we will need substantial additional financing to obtain regulatory approvals for our product candidates, fund operating losses and establish sales and marketing capabilities, which we will seek to raise through public or private equity or debt financings, collaborative or other arrangements with third parties, or through other sources of financing. Additional financing may not be available to us when we need it or it may not be available on favorable terms. If we are unable to obtain adequate financing on a timely basis, we may be required to significantly curtail one or more of our development, licensing or acquisition programs. We could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise pursue on our own. If we raise additional funds by issuing equity securities, our then-existing stockholders will experience dilution and the terms of any new equity securities may have preferences over our common stock.

Risks Related to this Offering

Our existing stockholders will have the ability to control the outcome of matters submitted for stockholder approval and may have interests that differ from those of our other stockholders.

After this offering, our existing stockholders, which will include certain executive officers, key employees and directors and their affiliates, will beneficially own approximately     % of our outstanding common stock (approximately     % if the underwriters’ option to purchase additional shares is exercised in full) and will have the ability to control all matters requiring stockholder approval, including the election of directors. As a result, our existing stockholders would have the power to prevent a change of control in our company. The interests of our existing stockholders may differ from the interests of our stockholders who purchased their shares of our common stock in this offering, and this concentration of voting power may have the affect of delaying or impeding actions that could be beneficial to you, including actions that may be supported by our board of directors. See “Principal Stockholders” for additional information regarding the ownership of our outstanding stock by our executive officers, directors and their affiliates.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. Although we anticipate that our common stock will be approved for listing on the Nasdaq Global Market (Nasdaq), an active trading market for our shares may never develop or be sustained following this offering. If the market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all. In addition, an inactive market may impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration, which, in turn, could materially adversely affect our business.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for investors purchasing shares in this offering.

The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. Investors may not be able to sell their common stock at or above the initial public offering price. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to factors including the following (in addition to the other risk factors described in this section):

•	actual or anticipated fluctuations in our results of operations;

•	changes in, or our failure to meet, securities analysts’ expectations;

•	conditions and trends in the markets we serve;

•	announcements of significant new services or solutions by us or our competitors, including technological innovations;

•	additions to or changes in key personnel;

•	the commencement or outcome of litigation;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	future sales of our equity securities;

•	changes in the estimation of the future size and growth rate of our markets;

•	legislation or regulatory policies, practices or actions; and

•	general economic conditions.

In addition, the stock markets, and in particular Nasdaq, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many pharmaceutical companies. These broad market and industry factors may materially harm the market price irrespective of our operating performance. As a result of these factors, after this offering you might be unable to resell your shares at or above the initial public offering price. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

Following the completion of this offering, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock. See “Dividend Policy” for additional information.

The actual or possible sale of our shares by our existing stockholders, who will beneficially own approximately     % of our outstanding common stock following this offering, or by others could depress or reduce the market price of our common stock or cause our shares of common stock to trade below the prices at which they would otherwise trade.

The market price of our common stock could drop as a result of sales in the market by our existing stockholders of substantial amounts of our common stock after this offering or the perception that these sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of our common stock.

Based on shares outstanding as of June 30, 2008 and the assumed conversion of our Series A, Series B and Series C preferred stock, upon completion of the offering we would have outstanding           shares of common stock. Of these shares, all           shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act.           shares of common stock that are outstanding will be freely tradable pursuant to Rule 144 of the Securities Act, in some cases subject to volume limitations and manner of sale requirements. In conjunction with this offering, our officers, directors and holders of substantially all of our common stock have entered into lock-up agreements with the underwriters under which they will agree not to sell or otherwise dispose of any shares of our common stock for 180 days after the completion of this offering, subject to certain exceptions, without the written consent of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. After these lock-up agreements expire, the           shares not sold in this offering will be eligible for sale in the public market, subject in some cases to volume limitations and manner of sale requirements. See “Shares Eligible for Future Sale” for additional information.

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $      per share (assuming the common stock is offered at $      per share, the mid-point of the range set forth on the cover page of the prospectus) because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire based on the net tangible book deficit per share as of June 30, 2008. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You will experience additional dilution upon the exercise of stock options by employees or directors to purchase common stock under our equity incentive plans. As of June 30, 2008, we had options outstanding to purchase 6,636,052 shares of our common stock with a weighted average exercise price of $0.52 per share. In addition, as of June 30, 2008 there were warrants outstanding to purchase 1,188,171 shares of our common stock with a weighted average exercise price of $1.07 per share. See “Dilution” for additional information.

Future sales and issuances of our equity securities or rights to purchase our equity securities, including pursuant to our equity incentive plans, would result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be further diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to existing stockholders.

Pursuant to our 2008 Equity Incentive Plan, our board of directors is authorized to grant stock options to our employees, directors and consultants. The number of shares available for future grant under our 2008 Equity Incentive Plan increases each year by an amount equal to the lesser of 4% of all shares of our capital stock outstanding as of January 1st of each year,        shares or as determined by our board of directors.

All of the shares of common stock sold in our initial public offering will be freely tradable without restrictions or further registration under the Securities Act, as amended, except for any shares purchased by our affiliates as defined in Rule 144 under the Securities Act. Rule 144 defines an affiliate as a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, us and would include persons such as our directors and executive officers.

Our management will have broad discretion over the use of the net proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. They might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering primarily to complete the development of Iluvien, to repay indebtedness to pSivida and for general working capital purposes. Our management might not be able to yield any return on the investment and use of these net proceeds. You will not have the opportunity to influence our decisions on how to use the proceeds.

Anti-takeover provisions in our charter and bylaws and in Delaware law could prevent or delay acquisition bids for us that you might consider favorable and could entrench current management.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may deter, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. See “Description of Capital Stock — Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Bylaws and Delaware Law” for additional information. In addition, our restated certificate of incorporation and bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our restated certificate of incorporation and bylaws, which will be in effect as of the closing of this offering:

•	Authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	Do not provide for cumulative voting in the election of directors, which would allow holders of less than a majority of our outstanding common stock to elect some directors;

•	Establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	Require that directors only be removed from office for cause;

•	Provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	Limit who may call special meetings of stockholders;

•	Prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and

•	Establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

See “Description of Capital Stock” for additional information regarding these and other provisions.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

Our ability to use our net operating loss carry-forwards may be limited.

At June 30, 2008, we had U.S. federal and state net operating loss carry-forwards (NOLs) of approximately $48 million, which expire at various dates beginning in 2018 through 2028. Section 382 of the Internal Revenue Code limits the annual utilization of NOLs and tax credit carry-forwards following an ownership change in our company. If it is determined that significant ownership changes have occurred since we generated these NOLs, we may be subject to annual limitations on the use of these NOLs under Internal Revenue Code Section 382.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission and Nasdaq, have imposed various new requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. We expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report, commencing in our annual report on Form 10-K for the year ending December 31, 2009, on the effectiveness of our internal controls over financial reporting. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND PROJECTIONS

This prospectus contains forward-looking statements. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, we identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section and elsewhere in this prospectus. All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not occur and actual results could differ materially from those projected in our forward-looking statements. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us of the sale of the common stock that we are offering will be approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay. A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease the net proceeds to us from this offering by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of the prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We anticipate using the net proceeds from this offering as follows:

•	approximately $23 million to complete the clinical development and registration of Iluvien for DME;

•	$15 million to repay indebtedness to pSivida US, Inc. (pSivida) pursuant to a promissory note issued in connection with the amendment and restatement of our collaboration agreement with pSivida (this promissory note is currently accruing interest at the rate of 8% per annum, adjusting to 20% per annum effective April 1, 2010, and is payable in full upon the earlier of certain liquidity events (including this offering) or September 30, 2012);

•	$4.3 million to fund Phase 3b clinical trials to evaluate Iluvien for additional retinal diseases; and

•	the balance to fund commercial launch-related expenses for Iluvien and for working capital and other general corporate purposes.

Pending use of proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on capital stock. We currently intend to retain all available funds and any future earnings for use in financing the growth of our business and do not anticipate paying any cash dividends after the offering and for the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our future earnings, financial condition, results of operations, capital requirements, general business conditions, future prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits, and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2008 (in thousands, except share data):

•	our actual capitalization as of June 30, 2008;

•	our pro forma capitalization assuming and giving effect to the conversion of all outstanding shares of preferred stock into common stock upon the completion of this offering and the agreement of the holders of at least a majority of our preferred stock to effect a mandatory conversion pursuant to our restated certificate of incorporation in effect immediately prior to this offering, including the conversion of certain Series A preferred stock dividends accumulated prior to November 22, 2005 into 1,293,014 shares of common stock; and

•	our pro forma capitalization as adjusted to reflect the receipt of the estimated net proceeds from our sale of shares of common stock in this offering at the assumed offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses, and the filing of a restated certificate of incorporation after the closing of this offering.

	As of June 30, 2008
			Pro Forma As
	Actual	Pro Forma	Adjusted
	(In thousands, except share data)
	(Unaudited)

Cash and cash equivalents	$30,985	$30,985

Note payable to pSivida	$15,000	$15,000
Fair value of redeemable preferred stock conversion features	$666	$—
Redeemable preferred stock
Series A preferred stock, $.01 par value; 22,524,545 shares authorized, issued and outstanding on an actual basis; 0 shares authorized, issued and outstanding on a pro forma and pro forma as adjusted basis; liquidation preference of $33,806 on an actual basis	$33,432	$—
Series B preferred stock, $.01 par value; 24,302,903 shares authorized, issued and outstanding on an actual basis; 0 shares authorized, issued and outstanding on a pro forma and pro forma as adjusted basis; liquidation preference of $37,224 on an actual basis	37,012	—
Series C preferred stock, $.01 par value; 19,744,246 shares authorized, issued and outstanding on an actual basis; 0 shares authorized, issued and outstanding on a pro forma and pro forma as adjusted basis; liquidation preference of $30,678 on an actual basis	30,596	—
Stockholders’ equity (deficit)
Common stock, $.01 par value; 90,000,000 shares authorized, 5,160,935 issued and outstanding on an actual basis; 90,000,000 authorized, 73,025,643 issued and outstanding on a pro forma basis; authorized, issued and outstanding on a pro forma as adjusted basis	52	730
Additional paid-in capital	2,954	103,982
Warrants	58	58
Accumulated deficit	(92,760)	(92,760)

Total stockholders’ equity (deficit)	(89,696)	12,010

Total capitalization	$27,010	$27,010

The number of shares of our common stock outstanding following this offering is based on 5,160,935 shares of our common stock outstanding as of June 30, 2008, and excludes:

•	6,636,052 shares of common stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $0.52 per share;

•	shares of common stock available for future issuance under our stock-based compensation plans; and

•	1,188,171 shares of common stock issuable upon the exercise of outstanding warrants as of June 30, 2008, with a weighted average exercise price of $1.07 per share.

See “Management — Employee Benefit Plans,” and Note 11 of the Notes to the Financial Statements for a description of our equity benefit plans.

DILUTION

Our pro forma net tangible book value as of June 30, 2008 was approximately $12 million, or approximately $0.16 per share. Pro forma net tangible book value per share represents the amount of stockholders’ equity, divided by 73,025,643 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share, and after deducting the underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value as of June 30, 2008 would have been approximately $      million or approximately $      per share. This represents an immediate increase in net tangible book value of $      per share to existing stockholders and an immediate dilution in net tangible book value of $      per share to purchasers of common stock in the offering, as illustrated in the following table:

Assumed initial public offering price per share			$

Historical net tangible book value per share		$(17.38)
Increase attributable to the conversion of the convertible preferred stock		$17.54

Pro forma net tangible book value per share before this offering		$0.16
Increase per share attributable to new investors	$

Pro forma net tangible book value per share after this offering			$

Dilution per share to new investors			$

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma net tangible book value per share after the offering would be approximately $      per share, the increase in pro forma net tangible book value per share to existing stockholders would be approximately $      per share and the dilution to new investors purchasing shares in this offering would be approximately $      per share.

The table below presents on a pro forma basis as of June 30, 2008, after giving effect to the conversion of all outstanding shares of preferred stock into common stock upon completion of this offering and assuming there are no exercises of stock options or warrants outstanding on June 30, 2008 (as further described below), the differences between the existing stockholders and the purchasers of shares in the offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
				(In thousands, except per share data)

Existing stockholders	73,025,643		%	$90,200		%	$1.24
New stockholders

Totals		100.0%			100.0%

As of June 30, 2008, there were options outstanding to purchase a total of 6,636,052 shares of common stock at a weighted average exercise price of $0.52 per share. In addition, as of June 30, 2008, there were warrants outstanding to purchase 1,188,171 shares of common stock with a weighted average exercise price of $1.07 per share. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. See “Management — Employee Benefit Plans” and Note 11 of the Notes to the Financial Statements for a description of our equity benefit plans.

SELECTED FINANCIAL DATA

The following statements of operations data for fiscal years 2005, 2006 and 2007, and the balance sheet data as of December 31, 2006 and 2007 have been derived from our audited financial statements and related notes and are included elsewhere in this prospectus. The balance sheet data as of December 31, 2005 is derived from our audited financial statements, but are not included in this prospectus. The statements of operations data for the six months ended June 30, 2007 and 2008 and the balance sheet data as of June 30, 2008 have been derived from our unaudited financial statements and related notes which are included elsewhere in this document. The statements of operations data for the period from June 4, 2003 to December 31, 2003, and the year ended December 31, 2004, and the balance sheet data as of December 31, 2003 and 2004, and June 30, 2007 are unaudited. In the opinion of management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments necessary for the fair presentation of our financial position and results of operations for these periods. The following selected financial data should be read together with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Statement of Operations Data

	Period from
	June 4, 2003
	(Date of Inception)					Six Months Ended
	to December 31,	Year Ended December 31,				June 30,
	2003	2004	2005	2006	2007	2007	2008
	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
	(In thousands, except per share data)

Operating expenses
Research and development	$—	$1,488	$2,926	$6,736	$8,363	$3,818	$35,657 (2)
General and administrative	385	1,856	2,595	3,028	3,184	1,776	1,788
Marketing	42	479	557	616	969	504	614

Total operating expenses	427	3,823	6,078	10,380	12,516	6,098	38,059

Interest income	4	48	223	596	1,079	558	356
Interest expense	—	(203)	(2)	(2)	(2)	(1)	(564)
Decrease (increase) in fair value of redeemable preferred stock conversion feature	—	6	8	6	1	1	(642)

Loss from continuing operations	(423)	(3,972)	(5,849)	(9,780)	(11,438)	(5,540)	(38,909)

Income (loss) from discontinued operations(1)	(430)	(2,731)	(7,790)	(3,191)	5,733	(287)	—

Net loss	(853)	(6,703)	(13,639)	(12,971)	(5,705)	(5,827)	(38,909)

Redeemable preferred stock accretion	—	(52)	(164)	(243)	(248)	(124)	(128)
Redeemable preferred stock dividends	—	(358)	(1,546)	(3,548)	(4,685)	(2,317)	(3,008)

Net loss attributable to common stockholders	$(853)	$(7,113)	$(15,349)	$(16,762)	$(10,638)	$(8,268)	$(42,045)

Net loss per share attributable to common stockholders — basic and diluted	$(0.20)	$(1.48)	$(3.14)	$(3.43)	$(2.09)	$(1.63)	$(8.15)

Weighted average common shares outstanding — basic and diluted	4,298	4,804	4,887	4,887	5,100	5,072	5,158

Unaudited pro forma net loss per share attributable to common stockholders — basic and diluted(3)					$(0.11)		$(0.60)

Unaudited pro forma weighted average common shares outstanding — basic and diluted(3)					53,220		64,778

Balance Sheet Data

	As of December 31,					As of June 30,
	2003	2004	2005	2006	2007	2007	2008
	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
	(In thousands)

Cash and cash equivalents	$931	$3,355	$22,815	$27,157	$20,847	$20,535	$30,985
Working capital	840	2,783	21,846	25,294	19,862	19,759	26,558
Total assets	984	4,381	25,081	31,251	24,519	25,213	34,076
Long-term liabilities	—	19	57	60	31	33	15,887
Preferred stock	—	8,982	43,373	63,057	67,990	65,498	101,040
Additional paid-in capital	1,628	1,937	2,193	2,571	2,867	2,794	2,954
Accumulated deficit	(853)	(7,966)	(23,315)	(40,077)	(50,715)	(48,345)	(92,760)
Total stockholders’ equity (deficit)	876	(5,923)	(21,015)	(37,399)	(47,738)	(45,442)	(89,696)

(1)	Includes gains on disposal of $9.7 million and $6 million for the years ended December 31, 2006 and 2007, respectively. See Note 3 to the financial statements for a more detailed description of the discontinued operations.

(2)	Includes $29.8 million of research and development expenses incurred in connection with an amendment to the pSivida license agreement in the six months ended June 30, 2008. See Note 8 to the financial statements for a more detailed description of the pSivida agreement and the amendment.

(3)	The pro forma basic and diluted net loss per common share data for the year ended December 31, 2007 and the six-month period ended June 30, 2008 reflect the conversion, upon the closing of this offering, of our Series A, Series B and Series C preferred stock at their respective conversion rates into our common stock, as if the conversion had occurred at the later of the beginning of the period presented or the date of issuance of such shares of preferred stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

We are a biopharmaceutical company that specializes in the research, development and commercialization of prescription ophthalmic pharmaceuticals. We are presently focused on diseases affecting the back of the eye, or retina, because we believe these diseases are not well treated with current therapies and represent a significant market opportunity. Our most advanced product candidate is Iluvien, which we are developing for the treatment of diabetic macular edema, or DME. DME is a disease of the retina that affects individuals with diabetes and can lead to severe vision loss and blindness. We have completed enrollment of 956 patients in two Phase 3 pivotal clinical trials for the use of Iluvien in the treatment of DME, in sites across the United States, Canada, Europe and India. We plan to file a new drug application (NDA) in the United States in the first quarter of 2010 followed by registration filings in Canada and certain European countries. In the fourth quarter of 2009 we will receive month 24 data from our Phase 3 pivotal clinical trials for the use of Iluvien in the treatment of DME. Our NDA and other registration filings will be based upon the results of an analysis of this data. In addition to treating DME, we believe that Iluvien has the potential to address other ophthalmic diseases such as the wet form of age-related macular degeneration (AMD), the dry form of AMD, and retinal vein occlusion (RVO). We are also conducting testing on two classes of Nicotinamide Adenine Dinucleotide Phosphate (NADPH) oxidase inhibitors, for which we have acquired options to exclusive, worldwide licenses from Emory University, in the treatment of dry AMD and other ocular diseases. We have exercised our option to obtain a license from Emory University with respect to one of the classes of NADPH oxidase inhibitors, and we anticipate finalizing such license agreement in the fourth quarter of 2008. We intend to market our product candidates through our own direct sales force within the United States and Canada, and intend to seek a collaboration partner for sales and marketing activities outside North America. We currently contract with development partners or outside firms for various operational aspects of our development activities, including the preparation of clinical supplies and have no plans to establish internal manufacturing capabilities.

We commenced operations in June 2003. Since our inception we have incurred significant losses. As of June 30, 2008 we have accumulated a deficit of $92.8 million. We expect to incur substantial losses for the next few years as we:

•	advance the clinical development of Iluvien;

•	evaluate the use of Iluvien for the treatment of other diseases;

•	advance the clinical development of other new product candidates either currently in our pipeline, or that we may license or acquire in the future;

•	build our sales and marketing capabilities for the anticipated launch of Iluvien in the fourth quarter of 2010; and

•	add the necessary infrastructure to support our growth.

To date we have funded our operations through the private placement of common stock, preferred stock and convertible debt, as well as by the sale of certain assets of the non-prescription business in which we were previously engaged. We will need substantial additional financing to obtain regulatory approvals for our product candidates, fund operating losses and establish sales and marketing capabilities, which we will seek to raise through public or private equity or debt financings, collaborative or other arrangements with third parties, or through other sources of financing. There can be no assurance that such funds will be available on terms favorable to us, if at all.

Our Agreement with pSivida US, Inc.

In February 2005, we entered into an agreement with pSivida US, Inc. (pSivida) for the use of FA in pSivida’s proprietary delivery device. pSivida is a global drug delivery company committed to the biomedical sector and the development of drug delivery products. Our agreement with pSivida provides us with a worldwide exclusive license to develop and sell Iluvien, which consists of a tiny polyimide tube with a polyvinyl alcohol cap(s) that is filled with FA in a polyvinyl alcohol matrix, for delivery to the back of the eye for the treatment and prevention of eye diseases in humans (other than uveitis). This agreement also provided us with a worldwide non-exclusive license to develop and sell pSivida’s proprietary delivery device to deliver other corticosteroids to the back of the eye for the treatment and prevention of eye diseases in humans (other than uveitis) or to treat DME by delivering a compound to the back of the eye through a direct delivery method through an incision required for a 25-gauge or larger needle. We do not have the right to develop and sell pSivida’s proprietary delivery device for indications for diseases outside of the eye or for the treatment of uveitis. Further, our license agreement with pSivida permits pSivida to grant to any other party the right to use its intellectual property (i) to treat DME through an incision smaller than that required for a 25-gauge needle, unless using a corticosteroid delivered to the back of the eye, (ii) to deliver any compound outside the back of the eye unless it is to treat DME through an incision required for a 25-gauge or larger needle, or (iii) to deliver non-corticosteroids to the back of the eye, unless it is to treat DME through an incision required for a 25-gauge or larger needle. Under this agreement, we exercised our options to enter into further agreements with pSivida for licenses to pSivida’s intellectual property for the delivery of the two NADPH oxidase inhibitors and brimonidine to the back of the eye. Unless and until we enter into such agreements with pSivida, pSivida may grant to any other party the right to use its intellectual property to deliver such compounds to the back of the eye.

We made initial license fee payments totaling $750,000 to pSivida in 2004 and additional license fee payments of $750,000 in 2005 upon the initiation of the Phase 3 trial for Iluvien for the treatment of DME. Under the February 2005 agreement, we and pSivida agreed to collaborate on the development of Iluvien for DME, and share financial responsibility for the development expenses equally. Per the terms of the agreement, we each reported our monthly expenditures on a cash basis, and the party expending the lesser amount of cash during the period was required to make a cash payment to the party expending the greater amount to balance the cash expenditures. We retained primary responsibility for the development of the product, and therefore, were generally the party owed a balancing payment. Between February 2006 and December 2006, pSivida failed to make payments to us for its share of development costs totaling $2 million. For each payment not made, pSivida incurred a penalty of 50% of the missed payment and interest began accruing at the rate of 20% per annum on the missed payment and the penalty amount. In accordance with the terms of the agreement, pSivida was able to remain in compliance with the terms of the February 2005 agreement as long as the total amount of development payments past due did not exceed $2 million, and pSivida began making payments again in December 2006 in order to maintain compliance with the agreement. For financial reporting purposes we fully reserved the $2 million in past due development payments and all penalties and interest due with respect to such past due payment, due to the uncertainty of future collection.

The February 2005 agreement provided that after commercialization of Iluvien, profits, as defined in our agreement, would be shared equally. In March 2008, we and pSivida amended and restated the agreement to provide us with 80% of the net profits and pSivida with 20% of the net profits.

Total consideration to pSivida in connection with the execution of the March 2008 agreement was $33.8 million, which consisted of a payment of $12 million, the issuance of a $15 million note payable, and the forgiveness of $6.8 million in outstanding receivables. The $15 million promissory note accrues interest at 8% per annum, payable quarterly and is payable in full to pSivida upon the earlier of a liquidity event as defined in the agreement, including an initial public offering of our common stock greater than $75 million, or September 30, 2012. If the note is not paid in full by March 31, 2010, the interest rate will increase to 20% per annum effective April 1, 2010, and we will be required to begin making principal payments of $500,000 per month. The outstanding receivables forgiven represented all outstanding development payments, penalties and interest totaling $6.8 million, of which $4 million was reserved for financial reporting purposes prior to the date of the amendment. The remaining $2.8 million represented a receivable for current and unbilled development payments as of the effective date of the March 2008 agreement. In connection with this transaction we recognized incremental research and development expenses of $29.8 million in March 2008 and we prospectively assumed all financial responsibility for the remaining development of Iluvien. We will owe pSivida an additional milestone payment of $25 million upon FDA approval of Iluvien. As a result of the amended profit sharing percentages we will only be able to recover 20% of the commercialization costs of Iluvien incurred prior to profitability, reduced from the 50% established in the February 2005 agreement.

Our Discontinued Non-Prescription Business

At inception we were focused primarily on the development and commercialization of non-prescription over-the-counter ophthalmic products. In November 2003, we licensed the rights to the formulation for a dry eye lubricant product. We launched this product in 2004 under the trade name of Soothe. We also researched, developed and evaluated the commercial viability of other non-prescription product candidates that achieved various degrees of success in the development cycle. Two of our leading product candidates were ocular allergy products, Alaway and Alaway Plus. Alaway, a topical ophthalmic allergy formulation, was developed to temporarily reduce itchiness in the eye due to pollen, ragweed, grass, animal hair and dander, while Alaway Plus was being developed to reduce itchiness and redness in the eye due to allergic response. We received FDA approval in December 2006 for the NDA related to the conversion of Alaway from a prescription product to an over-the-counter product.

In October 2006, due to the progress and resource requirements related to the development of Iluvien, we decided to discontinue our non-prescription business. As a result, in October 2006, we announced the termination of all employees associated solely with our non-prescription business, and initiated efforts to sell Soothe, Alaway and Alaway Plus. We received proceeds of $10 million from the sale of our Alaway and Alaway Plus ocular allergy products in December 2006 and $6.7 million from the sale of Soothe in July 2007, both to Bausch & Lomb Incorporated (Bausch & Lomb). If Alaway Plus receives FDA approval, we are entitled to an additional $8 million payment from Bausch & Lomb under the sales agreement.

As a result of the discontinuance of our non-prescription business, all revenues and expenses associated with our over-the-counter portfolio are included in the income (loss) from discontinued operations in the accompanying statements of operations.

Financial Overview

Revenue

To date we have only generated revenue from our non-prescription product, Soothe. From the launch of Soothe in September 2004 to its sale in July 2007, we generated $4.4 million in net revenues which are included in the income (loss) from discontinued operations in the accompanying financial statements. We do not expect to generate any significant additional revenue unless or until we obtain regulatory approval of, and commercialize, our product candidates or in license additional products that generate revenue. In addition to generating revenue from product sales, we intend to seek to generate revenue from other sources such as up-front fees, milestone payments in connection with collaborative or strategic relationships, and royalties resulting from the licensing of our product candidates and other intellectual property. We expect any revenue we generate will fluctuate from quarter to quarter as a result of the nature, timing and amount of any milestone payments we may receive from potential collaborative and strategic relationships, as well as revenue we may receive upon the sale of our products to the extent any are successfully commercialized.

Research and Development Expenses

Substantially all of our research and development expenses incurred to date related to our continuing operations have been related to the development of Iluvien. We anticipate that we will incur expenses of approximately $9.5 million in 2008 and additional expenses of approximately $13.3 million between 2009 and 2011 to complete the clinical development and registration of Iluvien for DME. Upon the approval of Iluvien by the FDA, we will owe an additional milestone payment of $25 million to pSivida.

We anticipate that we will incur additional research and development expenses in the future as we evaluate and possibly pursue the development of Iluvien for additional indications, or develop additional product candidates.

We recognize research and development expenses as they are incurred. Our research and development expenses consist primarily of:

•	salaries and related expenses for personnel;

•	fees paid to consultants and contract research organizations in conjunction with independently monitoring our clinical trials and acquiring and evaluating data in conjunction with our clinical trials, including all related fees such as investigator grants, patient screening, lab work and data compilation and statistical analysis;

•	costs related to production of clinical materials, including fees paid to contract manufacturers;

•	costs related to upfront and milestone payments under in-licensing agreements;

•	costs related to compliance with FDA regulatory requirements;

•	consulting fees paid to third parties involved in research and development activities; and

•	costs related to stock options or other stock-based compensation granted to personnel in development functions.

We expense both internal and external development costs as they are incurred. We expect our research and development expenses to increase significantly as we continue to develop our product candidates.

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future technical, preclinical and clinical development programs. These expenditures are subject to numerous uncertainties in terms of both their timing and total cost to completion. We expect to continue to develop stable formulations of our product candidates, test such formulations in preclinical studies for toxicology, safety and efficacy, and to conduct clinical trials for each product candidate. We anticipate funding our clinical trials ourselves, but we may engage collaboration partners at certain stages of clinical development. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain product candidates or programs in order to focus our resources on more promising product candidates or programs. Completion of clinical trials by us or our future collaborators may take several years or more, the length of time generally varying with the type, complexity, novelty and intended use of a product candidate. The costs of clinical trials may vary significantly over the life of a project owing to but not limited to the following:

•	the number of sites included in the trials;

•	the length of time required to enroll eligible patients;

•	the number of patients that participate in the trials;

•	the number of doses that patients receive;

•	the drop-out or discontinuation rates of patients;

•	the duration of patient follow-up;

•	the phase of development the product candidate is in; and

•	the efficacy and safety profile of the product candidate.

Our expenses related to clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and contract research organizations that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Generally, these agreements set forth the scope of work to be performed at a fixed fee or unit price. Payments under the contracts depend on factors such as the successful enrollment of patients or the completion of clinical trial milestones. Expenses related to clinical trials generally are accrued based on contracted amounts applied to the level of patient enrollment and activity according to the protocol. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we modify our estimates of accrued expenses accordingly on a prospective basis.

None of our product candidates has received FDA or foreign regulatory marketing approval. In order to grant marketing approval, a health authority such as the FDA or foreign regulatory agencies must conclude that clinical and preclinical data establishes the safety and efficacy of our product candidates with an appropriate benefit to risk profile relevant to a particular indication, and that the product can be manufactured under cGMP in a reproducible manner to deliver the product’s intended performance in terms of its stability, quality, purity and potency. Until our submission is reviewed by a health authority, there is no way to predict the outcome of their review. Even if the clinical studies meet their predetermined primary endpoints, and a registration dossier is accepted for filing, a health authority could still determine that an appropriate benefit to risk relationship does not exist for the indication that we are seeking.

We cannot forecast with any degree of certainty which of our product candidates will be subject to future collaborations or how such arrangements would affect our development plan or capital requirements.

As a result of the uncertainties discussed above, we are unable to determine the duration and completion costs of our development projects or when and to what extent we will receive cash inflows from the commercialization and sale of an approved product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and administrative functions, including finance, accounting and human resources. Other significant costs include facilities costs and professional fees for accounting and legal services, including legal services associated with obtaining and maintaining patents. After completion of this offering, we anticipate incurring a significant increase in general and administrative expenses, as we operate as a public company. These increases will likely include increased costs for insurance, costs related to the hiring of additional personnel and payments to outside consultants, lawyers and accountants. We also expect to incur significant costs to comply with the corporate governance, internal control and similar requirements applicable to public companies.

Marketing Expenses

Marketing expenses consist primarily of compensation for employees responsible for assessing the commercial opportunity of and developing market awareness and launch plans for our product candidates. Other costs include professional fees associated with developing brands for our product candidates and maintaining public relations. We expect significant increases in our marketing and selling expenses as we hire additional personnel and establish our sales and marketing capabilities in anticipation of the commercialization of our product candidates. We intend to capitalize on our management’s past experience and expertise in marketing eye-care products by directly marketing and selling Iluvien to the approximately 1,600 retinal specialists practicing in the approximately 600 retina centers in the United States and Canada. We intend to seek a commercialization partner for sales and marketing activities outside North America.

Our plan is to develop our own specialized domestic sales and marketing infrastructure, comprised of approximately 40 people, to commercialize Iluvien and other ophthalmic products that we acquire or develop in the future. We will begin recruiting sales representatives and regional managers with extensive ophthalmic-based-sales experience in advance of an expected launch of Iluvien in the fourth quarter of 2010. We expect that our domestic sales force will be able to access and form relationships with retinal specialists prior to the commercial launch of Iluvien. In addition, Iluvien is inserted into a patient’s eye with a 25-gauge needle. This insertion is very similar to an intravitreal injection, a procedure commonly employed by retinal specialists. In the United States, this procedure is non-surgical and is performed in the retinal specialist’s office. Therefore, we believe retinal specialists will be able to use Iluvien in the treatment of DME with minimal training.

Interest Income

Interest income consists primarily of interest earned on our cash and cash equivalents.

Interest Expense

In 2004, we recognized interest expense of approximately $200,000 with convertible promissory notes issued in 2004, and a beneficial conversion feature for conversion into our Series A preferred stock at a 25% discount to its issuance price embedded therein. Beginning in March 2008, we began recognizing interest on our $15 million note payable to pSivida at an effective interest rate of 12.64% per annum (this note is currently accruing interest at the rate of 8% per annum and will increase to 20% per annum effective April 1, 2010). Accrued interest in excess of amounts payable currently at the stated rate are included in other long-term liabilities in the accompanying balance sheets. Interest expense also includes interest on our capital leases.

Change in Fair Value of Redeemable Preferred Stock Conversion Feature

Our Series A, Series B and Series C preferred stock contain certain conversion features which are considered embedded derivatives. We account for such embedded derivative financial instruments in accordance with the Financial Accounting Standards Board’s (FASB) Statement of Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). We record derivative financial instruments as assets or liabilities in our balance sheet measured at their fair value. We record the changes in fair value of such instruments as non-cash gains or losses in the consolidated statement of operations. Based upon our proposed offering range of $      to $     , we anticipate recognizing a loss on the revaluation of the embedded conversion feature of $      to $      in the quarter of our initial public offering immediately prior to the conversion of our Series A, Series B and Series C preferred stock into 67,864,708 shares of our common stock.

Redeemable Preferred Stock Accretion

Our Series A, Series B and Series C preferred stock were recorded at issuance at the proceeds received net of any issuance discounts, issuance costs, and the fair value of the conversion features at issuance. The difference between the amount recorded at issuance and the original issue price is accreted on a straight-line basis over a period extending from the date of issuance to the date at which the preferred stock becomes redeemable at the option of the holder.

Redeemable Preferred Stock Dividends

Our Series A, Series B and Series C preferred stock accrue dividends at 8% per annum which are recorded as an increase in the carrying amount of the respective preferred stock. Upon conversion of our preferred stock immediately prior to this initial public offering, $1.5 million of dividends accrued on our Series A preferred stock prior to November 17, 2005 will convert into 1,293,014 shares of our common stock. All other preferred dividends will be eliminated upon conversion of the underlying preferred stock.

Basic and Diluted Net Loss Attributable to Common Stockholders per Common Share

We calculated net loss per share in accordance with SFAS No. 128, Earnings Per Share. We have determined that the Series A, Series B, and Series C preferred stock represent participating securities in accordance with Emerging Issue Task Force (EITF), 03-6 Participating Securities and the Two-Class Method under FASB Statement No. 128. However, since we operate at a loss, and losses are not allocated to the preferred stock, the two class method does not affect our calculation of earnings per share. We had a net loss for all periods presented; accordingly, the inclusion of common stock options and warrants would be anti-dilutive.

Dilutive common stock equivalents would include the dilutive effect of convertible securities, common stock options and warrants for common stock equivalents. Potentially dilutive common stock equivalents totaled approximately 17,006,938, 37,360,341, 48,887,468, 48,252,489, and 61,753,660 for the years ended December 31, 2005, 2006, 2007 and for each of the six-month periods ended June 30, 2007 and 2008, respectively. Potentially dilutive common stock equivalents were excluded from the diluted earnings per share denominator for all periods because of their anti-dilutive effect. Therefore, the weighted average shares used to calculate both basic and diluted earnings per share are the same.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate these estimates and judgments, including those described below. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results and experiences may differ materially from these estimates.

While our significant accounting policies are more fully described in Note 1 to our financial statements included within this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our reported financial results and affect the more significant judgments and estimates that we use in the preparation of our financial statements.

Clinical Trial Prepaid and Accrued Expenses

We record prepaid assets and accrued liabilities related to our clinical trials associated with contract research organizations, clinical trial investigators and other vendors based upon amounts paid and the estimated amount of work completed on each clinical trial. The financial terms of agreements vary from vendor to vendor and may result in uneven payment flows. As such, if we have advanced funds exceeding our estimate of the work completed, we record a prepaid asset. If our estimate of the work completed exceeds the amount paid, an accrued liability is recorded. All such costs are charged to research and development expenses based on these estimates. Our estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible through internal reviews, correspondence and discussions with our contract research organization and review of contractual terms. However, if we have incomplete or inaccurate information, we may underestimate or overestimate activity levels associated with various clinical trials at a given point in time. In this event, we could record significant research and development expenses in future periods when the actual level of activities becomes known. To date, we have not experienced material changes in these estimates. Additionally, we do not expect material adjustments to research and development expenses to result from changes in the nature and level of clinical trial activity and related expenses that are currently subject to estimation. In the future, as we expand our clinical trial activities, we expect to have increased levels of research and development costs that will be subject to estimation.

Research and Development Costs

Research and development expenditures are expensed as incurred, pursuant to SFAS No. 2, Accounting for Research and Development Costs. Costs to license technology to be used in our research and development that have not reached technological feasibility, defined as FDA approval for our current product candidates, and have no alternative future use are expensed when incurred. Payments to licensors that relate to the achievement of pre-approval development milestones are recorded as research and development expense when incurred.

Income Taxes

We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of its assets and liabilities in accordance with SFAS No. 109, Accounting for Income Taxes. We evaluate the positive and negative evidence bearing upon the realizability of our deferred tax assets on an annual basis. Significant management judgment is involved in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against net deferred tax assets. Due to uncertainties with respect to the realization of our deferred tax assets due to our history of operating losses, a valuation allowance has been established against our deferred tax asset balances to reduce the net carrying value to an amount that is more likely than not to be realized. As a result we have fully reserved against the deferred tax asset balances. The valuation allowances are based on our estimates of taxable income in the jurisdictions in which we operate and the period over which deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, a change in the valuation allowance may be needed, which could materially impact our financial position and results of operations. Our deferred tax assets primarily consist of net operating loss (NOL) carry-forwards. At December 31, 2006 and 2007, and June 30, 2008 we had a federal NOL carry-forward of approximately $29.2 million and $33.9 million and $48 million, respectively, that is available to reduce future income otherwise taxable. If not utilized, the federal NOL carry-forward will expire at various dates between 2023 and 2027 and the state NOL carry-forward will expire at various dates between 2018 and 2027. If it is determined that significant ownership changes have occurred since these NOLs were generated, we may be subject to annual limitations on the use of these NOLs under Internal Revenue Code Section 382.

In the event that we were to determine that we are able to realize any of our net deferred tax assets in the future, an adjustment to the valuation allowance would increase net income in the period such determination was made. We believe that the most significant uncertainty that will impact the determination of our valuation allowance will be our estimation of the extent and timing of future net income, if any.

We considered our income tax positions for uncertainty in accordance with FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). Although the provisions of FIN 48 were effective beginning January 1, 2008, we chose to early adopt effective January 1, 2007. We believe our income tax filing positions and deductions are more likely than not of being sustained on audit and do not anticipate any adjustments that will result in a material change to our financial position; therefore, we have not recorded FIN 48 liabilities. Our adoption of FIN 48 did not result in a cumulative effect adjustment to retained earnings. We will recognize accrued interest and penalties related to unrecognized tax benefits as interest expense and income tax expense, respectively, in our statements of operations. Our tax years since 2003 remain subject to examination in Georgia, Tennessee, and on the Federal level. We do not anticipate any material changes to our uncertain tax positions within the next 12 months.

The Valuation of Our Common Stock

In the absence of a public trading market for our common stock, we determined a reasonable estimate of the then current fair value of our common stock based upon multiple valuation criteria and contemporaneous analyses. Our board of directors exercised judgment in evaluating and assessing the foregoing based on several factors, including:

•	the nature and history of our business;

•	our historical operating and financial results;

•	the net present value of our expected cash flows;

•	the market value of companies that are engaged in a substantially similar business;

•	the lack of marketability for our common stock;

•	the price at which shares of our common and preferred stock have been sold;

•	the liquidation preference and other rights, privileges and preferences associated with our preferred stock;

•	our progress in developing and commercializing the non-prescription products owned by our company at the time;

•	our progress towards clinical and product development milestones;

•	the risks and uncertainties of obtaining FDA approval for Iluvien;

•	the inherent risks associated with our business at the time of the grants; and

•	overall equity market conditions and general economic trends.

We made an initial estimate of the value of our common stock as of December 31, 2005 for purpose of establishing the exercise price of stock-based awards granted during the year ended December 31, 2006. Our valuation methodology relied upon an application of the income approach and the market approach. The income approach involves applying appropriate risk adjusted discount rates to estimated debt free cash flows, based on forecasted revenues and costs. The projections used to estimate our value were based upon our expected operating performance over the forecast period. There is inherent uncertainty in our forecasts and projections. If different estimates or other assumptions had been used, the valuations would have been different. The market approach assessed the value of our common stock in comparison to a similar transaction, specifically a recent sale of our preferred stock. Our analysis also included the application of discounts related to (i) the lack of marketability for our common stock, and (ii) the lack of control by our common stockholders due to the rights, privileges and preferences associated with our preferred stock. We selected a lack of marketability discount of 40% and a lack of control discount of 30%. The marketability discount was based upon restricted stock studies, studies of private placements of stock in public companies, and studies of initial public offerings that primarily observed discounts ranging from 30% to 40%. We selected the high end of the range because it was not likely that we would experience a near term liquidity event. Our lack of control discount was 30%, based on a review of premiums paid in transactions to acquire control of public companies that ranged from 10% to 40%. We used the higher end of that range due to the significant rights, privileges and preferences held by our preferred stockholders.

As of December 31, 2005 the income approach yielded a valuation range of $0.29 to $0.42 per share for our common stock, and the market approach yielded a value of $0.39 per share based upon the sale of our Series B preferred stock in November and December of 2005. We therefore estimated a valuation of $0.39 per share, which was recommended to our board of directors for the strike price of all stock options granted during the year ended December 31, 2006. We also relied primarily on this valuation in determining the fair value of the preferred stock conversion features of our Series A and Series B preferred stock at December 31, 2005, and at the end of each of the first three calendar quarters in the year ended December 31, 2006.

For purposes of valuing the preferred stock conversion features of our Series A preferred stock at the time of issuance between July 2004 and October 2005, and determining the fair value of stock options granted in each of the years ended December 31, 2004 and 2005, we retrospectively applied the same lack of liquidity and lack of discounts used in our valuation as of December 31, 2005 to the issue price of our Series A preferred stock sold between July 2004 and October 2005. We determined that the fair value of our common stock for purposes of these valuations was $0.36 per share during this period.

We also estimated the value of our common stock on December 31, 2006, utilizing the income and market approaches consistent with its valuation at December 31, 2005. As of December 31, 2006 the income approach yielded a valuation of $0.48 per share for our common stock, and the market approach yielded a value of $0.39 per share based upon the sale of our Series B preferred stock in November 2006. We weighted 25% of its assessment to the income approach and 75% to the market approach, and therefore recommended a valuation of $0.41 per share as of December 31, 2006. We relied on this valuation for our recommendation to the board of directors for the strike price of all stock options granted during the year ended December 31, 2007. We also relied primarily on this valuation in determining the fair value of the preferred stock conversion features of our Series A and Series B preferred stock at December 31, 2006, and at the end of each of the first three calendar quarters in the year ended December 31, 2007.

Because we began evaluating an initial public offering of our common stock or a sale of our company in 2008, we amended our process to estimate the value of our common stock to utilize a probability-weighted expected return method (PWERM), as detailed in a practice aid issued by the American Institute of Certified Public Accountants (AICPA) entitled “Valuation of Privately Held Company Equity Securities Issued as Compensation” (AICPA Guide) as of December 31, 2007 and periodically thereafter. Using this valuation methodology, we estimated the value of our common stock based upon an analysis of future values of the company assuming various liquidity events or the lack of a liquidity event as described below.

At each valuation date, we estimated the value of our common stock under various potential outcomes for the company, including

•	the potential of an initial public offering at various market capitalizations;

•	a sale of us or our assets in a merger or acquisition;

•	a decision by our board or directors and stockholders to remain an independent private company; or

•	the liquidation of our company resulting in no value to the holders of common stock.

The value of our common stock was based upon the impact of the rights, privileges and preferences of the preferred stock on the value of each class of stock in each scenario. We then weighted the values for our common stock determined under each scenario based upon our estimates of the probability of each of the four possible outcomes to determine an estimate of the value of our common stock.

For valuations between December 31, 2007 and May 22, 2008 the significant drivers and weightings for our valuations were: initial public offering 35%; sale of our company/assets 20%, remain private 20%; and liquidation of intellectual property 25%. For valuations on June 25 and June 30, 2008 the significant drivers and weightings for our valuations were: initial public offering 40%; sale of our company/assets 25%; remain private 20%; and liquidation of intellectual property 15%. Our estimated valuations on the following dates were as follows:

Common
Stock
Valuation Date	Valuation

December 31, 2007	$0.66
March 17, 2008	$0.71
March 31, 2008	$0.73
April 23, 2008	$0.74
May 22, 2008	$0.96
June 25, 2008	$1.14
June 30, 2008	$1.15

In assessing these valuations, the following factors are significant:

•	On March 14, 2008, we completed the modification of our agreement with pSivida that resulted in our acquisition of rights to an incremental 30% of the future profits of Iluvien, increasing our total ownership to 80% of the future profits;

•	On March 17, 2008, we entered into a Series C preferred stock purchase agreement with certain investors. Under the agreement, the investors agreed to purchase up to 19,744,246 shares of our Series C preferred stock at a purchase price of $1.51943 per share. The agreement contemplated the purchase of such shares in two tranches. The first sale of shares was completed on March 17, 2008 when we issued 18,715,461 shares. We completed the second sale of the remaining 1,028,785 shares on April 23, 2008. The proceeds of this offering have been and will be used primarily to fund the initial payments associated with our amended and restated agreement with pSivida and our incremental development costs associated with our assumption of all financial responsibility for the remaining development of Iluvien. The difference in valuation of our preferred stock and common stock is due to the impact of the rights, privileges and preferences of our preferred stock, including a cumulative preference distribution of approximately $101.7 million at June 30, 2008.

•	On April 25, 2008, we had an organizational meeting with a selected group of investment bankers to initiate a process for the initial public offering of our common stock.

•	In June 2008, we received an early readout from our PK study that we believe supports that the lower doses of FA delivered by Iluvien will provide visual acuity improvements while reducing the risk of ocular side effects commonly associated with the use of corticosteroids. See “Business — Iluivien — Iluvien is Positioned to Reduce Side Effects” for additional information on ocular side effects commonly associated with the use of corticosteroids.

We anticipate the per share price of this offering will be in excess of both the most recent issuance prices of our preferred stock in March and April 2008, and the most recent valuations of our common stock. We believe that the increase in value above the issuance price of $1.51943 per share for our Series C preferred stock will be due to:

•	The month 3 readout from our PK Study in June 2008, which we believe reduces the perceived development risk associated with Iluvien for a potential investor. We also anticipate a month 6 readout from our PK Study in advance of this offering that we believe will further reduce the perceived development risk associated with Iluvien for a potential investor. In discussions with our underwriters related to the initial public offering of our common stock they have indicated that a higher valuation of our common stock will result if the month 6 readout from our PK Study is favorable.

•	Our underwriters’ view of current market conditions and other factors, including the last available financial and market data from which our projections and valuations were derived.

•	The immediate liquidity available to investors in this offering.

Our estimated common stock valuation of $1.15 on June 30, 2008 includes the impact of both our increased profits interest in Iluvien and the early month 3 readout of our PK Study. However, we believe that the impact of the following items will result in additional increases in the value of our common stock up to the issuance price of this offering:

•	The month 6 readout from our PK Study.

•	The assumed conversion of all of our outstanding shares of preferred stock into common stock immediately prior to this offering, resulting in the elimination of a cumulative preference distribution of approximately $101.7 million at June 30, 2008 to the holders of our preferred stock.

•	The immediate liquidity available to investors in this offering.

Stock-Based Compensation

Prior to January 1, 2005 we accounted for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board (APB), Opinion No. 25, Accounting for Stock Issued to Employees, FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB No. 25, and related interpretations. For periods prior to January 1, 2005, we have adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended.

Effective January 1, 2005, we adopted the fair value recognition provisions of SFAS No. 123(R), Share Based Payment, using the modified prospective application method. The modified prospective application method requires us to (i) record compensation costs for the unvested portion of previously issued awards that remained outstanding at January 1, 2005 using the fair value amounts measured under SFAS 123 and (ii) record compensation costs for any awards issued, modified, repurchased, or cancelled after January 1, 2005.

We recognize the grant date fair value as compensation cost of employee stock-based awards using the straight-line method over the remaining vesting period for awards granted prior to January 1, 2005 and the actual vesting period for all awards issued after January 1, 2005, adjusted for our estimates of forfeiture. Typically, we grant stock options with a requisite service period of four years from the grant date. We have elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted.

We concluded that this was the most appropriate method by which to value our share-based payment arrangements, but if any share-based payment instruments should be granted for which the Black-Scholes method does not meet the measurement objective as stated within SFAS 123R, we will utilize a more appropriate method for valuing that instrument. However, we do not believe that any instruments granted to date and accounted for under SFAS 123R would require a method other than the Black-Scholes method.

Our determination of the fair market value of share-based payment awards on the grant date using option valuation models requires the input of highly subjective assumptions, including the expected price volatility and option life. As we have been operating as a private company, we are unable to use actual price volatility or option life data as input assumptions within our Black-Scholes valuation model.

For the calculation of expected volatility, because we lack company-specific historical and implied volatility information, we based our estimate of expected volatility on the volatility of an industry index, the American Stock Exchange (AMEX) Pharmaceutical Index. We intend to continue to consistently apply this process using this same index until a sufficient amount of historical information regarding the volatility of our own share price becomes available.

To estimate the expected term, we chose to utilize the “simplified” method for “plain vanilla” options as discussed within the Securities and Exchange Commission’s (SEC) Statement of Accounting Bulletin (SAB) 107. We believe that all factors listed within SAB 107 as pre-requisites for utilizing the simplified method are true for us and for our share-based payment arrangements. We intend to utilize the simplified method for the foreseeable future until more detailed information about exercise behavior will be more widely available.

Our risk-free interest rates are based on a zero-coupon U.S. treasury instrument, the term of which is consistent with the expected term of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero. We are required to estimate forfeitures at the time of the grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. Stock-based payments are generally amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods.

We believe there is a high degree of subjectivity involved when using option pricing models to estimate stock-based compensation under SFAS 123(R). There is currently not a market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee share-based awards is determined in accordance with SFAS 123(R) using an option pricing model, that value may not be indicative of the fair value observed in a market transaction between a willing buyer and a willing seller. If factors change and we employ different assumptions in the application of SFAS 123(R) in future periods than those currently applied under SFAS 123(R), the compensation expense we record in future periods under SFAS 123(R) may differ significantly from what we have historically reported.

The exercise prices of options granted were set by our board of directors, the members of which have extensive experience in the life sciences industry and all but one of whom are non-employee directors. Our board of directors sets the exercise prices of options granted with input from management and based on our board’s determination of the fair market value of our common stock at the time of the grants.

We performed valuations of our common stock contemporaneously with the granting of stock options. We believe that all of our stock options have been granted with exercise prices that are equal to or greater than the fair value of our common stock on the date of grant. The following table provides information regarding our stock option grants to our employees and our independent members of our board of directors from inception:

	Number of	Weighted	Weighted
	Options	Average	Average Fair
Periods of Option Grants	Granted	Exercise Price	Value at Grant

July 7, 2004 to September 30, 2004	932,347	$0.60	$0.36
October 1, 2004 to December 31, 2004	295,000	0.60	0.36
January 1, 2005 to March 31, 2005	204,633	0.60	0.36
April 1, 2005 to June 30, 2005	60,000	0.60	0.36
July 1, 2005 to September 30, 2005	101,500	0.60	0.36

	Number of	Weighted	Weighted
	Options	Average	Average Fair
Periods of Option Grants	Granted	Exercise Price	Value at Grant

October 1, 2005 to December 31, 2005	61,325	$0.60	$0.36
January 1, 2006 to March 31, 2006	1,683,675	0.39	0.39
April 1, 2006 to June 30, 2006	125,000	0.39	0.39
July 1, 2006 to September 30, 2006	—	—	—
October 1, 2006 to December 31, 2006	1,434,300	0.39	0.39
January 1, 2007 to March 31, 2007	250,000	0.41	0.41
April 1, 2007 to June 30, 2007	10,000	0.41	0.41
July 1, 2007 to September 30, 2007	12,000	0.41	0.41
October 1, 2007 to December 31, 2007	1,137,345	0.41	0.41
January 1, 2008 to March 31, 2008	1,673,722	0.71	0.71
April 1, 2008 to June 30, 2008	135,000	1.11	1.11

The intrinsic value of all outstanding vested and unvested options based on $          , the midpoint of the initial public offering range, is $      million based on 6,636,052 common stock options at a weighted average exercise price of $0.52 per share outstanding at June 30, 2008.

Results of Operations

Six months ended June 30, 2008 compared to the six months ended June 30, 2007

Research and development expenses.  Research and development expenses increased by approximately $31.8 million, or 835%, to approximately $35.7 million for the six months ended June 30, 2008 compared to approximately $3.8 million for the six months ended June 30, 2007. The increase was principally attributable to the restructuring of our agreement with pSivida, which resulted in incremental expenses of $29.8 million in the first half of 2008. The $29.8 million was comprised of a $12 million cash payment, a $15 million promissory note issued to pSivida, and the forgiveness of $2.8 million of net outstanding receivables due from pSivida related to the agreement. The remaining increase is primarily due to costs to continue our Phase 3 pivotal clinical trials for Iluvien for the treatment of DME (the short title for these trials is the FAME Study (Fluocinolone Acetonide in Diabetic Macular Edema)) which completed enrollment in October 2007, and preparations for its anticipated registration with the FDA. We incurred increases associated with the FAME Study of: $560,000 in technology transfer costs associated with establishing manufacturing capabilities with a third-party manufacturer; $420,000 for our reading center to evaluate pictures of each enrollees’ retinas now that the trial is fully enrolled; $400,000 for additional clinical trial studies required by the FDA and initiated in September 2007; $220,000 for clinical supplies, stability testing, and technical transfer assistance paid to pSivida and $140,000 in animal toxicology and degradation studies on Iluvien to support our anticipated NDA filing. These amounts were offset by decreases in clinical trial site costs of $810,000 and clinical research organization (CRO) costs of $610,000 due to the completion of enrollment and fewer patient visits per month as the trial progresses. Additionally, total development costs related to Iluvien increased by $1.4 million due to the absence of cost sharing reimbursements due from pSivida as a result of the restructuring of our agreement in March 2008. We also had an increase in payroll related costs of $280,000 primarily due to increased research and development staffing to monitor the increased activity of the FAME Study.

General and administrative expenses.  General and administrative expenses remained relatively flat at approximately $1.8 million for the six months ended June 30, 2008 and the six months ended June 30, 2007. Changes in the composition of our general and administrative expenses included increases of $150,000 in legal and accounting fees primarily associated with the restructuring of our agreement with pSivida and $150,000 in increased payroll costs associated with additional staffing and pay increases, offset by approximately $290,000 in cost reductions associated with the departure of our vice president of business development in April 2007.

Marketing expenses.  Marketing expenses increased by approximately $110,000, or 22%, to approximately $600,000 for the six months ended June 30, 2008 compared to approximately $500,000 for the six months ended June 30, 2007. The increase was primarily attributable to $220,000 for the initiation of pricing studies of the US and European markets for Iluvien, offset by a decrease of approximately $100,000 in market research expenses associated with the prospective reimbursement for Iluvien.

Interest income.  Interest income decreased by approximately $200,000, or 36% to approximately $360,000 for the six months ending June 30, 2008 compared to $560,000 for the six months ending June 30, 2007. The decrease in interest income was due to a substantial drop in the rates of return available on our money markets accounts from approximately 4.9% during the six months ended June 30, 2007 to approximately 2.7% for the six months ended June 30, 2008.

Interest expense.  In the six months ended June 30, 2008 we recognized approximately $560,000 in interest expense associated with our $15 million promissory note payable to pSivida issued in March 2008.

Increase in fair value of redeemable preferred stock conversion feature.  In the six months ended June 30, 2008 we recognized expense of approximately $640,000 related to the increase in fair value of the conversion feature of our redeemable preferred stock. The increase was primarily attributable in an increase in the estimated fair value of our common stock from $0.66 per share at December 31, 2007 to $1.15 per share at June 30, 2008.

Income (loss) from discontinued operations.  We did not have any income (loss) associated with the discontinued operations in the six months ended June 30, 2008 due to the sale of Soothe to Bausch & Lomb in July 2007. We recognized a loss from discontinued operations of approximately $290,000 for the six months ended June 30, 2007.

Year ended December 31, 2007 compared to the year ended December 31, 2006

Research and development expenses.  Research and development expenses increased by approximately $1.6 million, or 24%, to approximately $8.4 million for the year ended December 31, 2007 compared to approximately $6.7 million for the year ended December 31, 2006. The increase is due primarily to the continuation and completion of global enrollment of the FAME Study. We exited 2006 with 265 patients enrolled in our trial and completed global enrollment in October 2007 with 956 patients in the trial. As a result of the increased number of patients, our investigator costs increased by $3.4 million, and the costs incurred with our outsourced clinical research organization increased by $1.8 million. Other increases included $485,000 associated with the initiation of animal toxicology and degradation studies on Iluvien to support our anticipated NDA filing; $300,000 due to the start of the technical transfer of manufacturing capabilities for Iluvien to our third-party manufacturer; $200,000 incurred to acquire the patent rights to a device similar to our delivery technology in order to avoid the risk of patent infringement; $98,000 for the acquisition of an option from Emory University to evaluate their patented fulvene class of compounds; and $90,000 in connection with the initiation of our open-label Phase 2 clinical study (PK Study). These increases were offset by an increase of $4.6 million in development costs reimbursements due from pSivida; and decreases of $210,000 in consulting fees and $120,000 in travel-related expenses associated with the activation of the trial and clinical trial sites in the United States, Europe and India.

General and administrative expenses.  General and administrative expenses increased by approximately $160,000, or 5%, to approximately $3.2 million for the year ended December 31, 2007 compared to approximately $3 million for the year ended December 31, 2006. Accounting, legal and professional fees increased by $270,000 due to additional services being retained for internal control improvements, stock valuation assistance, and general legal and patents work associated with continued business development activities. Salaries and benefits increased by $270,000 in 2007 due to recognizing a full year of severance related to the termination of our Vice President of Business Development in April 2007 and the hiring of additional accounting personnel. These increases were offset by decreases in business development expenses of $180,000 associated with the departure of our Vice President of Business Development and our decision to focus our resources primarily on the development of Iluvien and decreases of $170,000 in insurance expense and $100,000 in corporate overhead expenses due to the decreased scope of our business associated with the discontinuance of our non-prescription business.

Marketing expenses.  Marketing expenses increased by approximately $350,000, or 57%, to approximately $970,000 for the year ended December 31, 2007 compared to approximately $620,000 for the year ended December 31, 2006. The increase was comprised of approximately $210,000 in incremental salary and benefits costs associated with increasing our corporate marketing staff and $150,000 associated with the initiation of market research including branding, packaging, and competitive market studies.

Interest income.  Interest income increased by approximately $480,000, or 79%, to approximately $1.1 million for the year ended December 31, 2007 compared to approximately $600,000 for the year ended December 31, 2006. The increase in interest income is due primarily to an increase in the average cash balance of $15 million in 2006 to $23.3 million in 2007. The increase in average cash is due to the closing of the second tranche of the Series B preferred stock offering for $15.9 million in November 2006, the receipt of $10 million in proceeds from the sale of Alaway and Alaway Plus to Bausch & Lomb in December 2006, and the receipt of $6.7 million in proceeds from the sale of Soothe in July 2007, offset by our net loss in 2007.

Income (loss) from discontinued operations.  The income from discontinued operations increased by approximately $8.9 million to approximately $5.7 million for the year ended December 31, 2007 compared to a loss of approximately $3.2 million for the year ended December 31, 2006. The increase was primarily due to a decrease in the loss from operations of our non-prescription business of $12.6 million, offset by a decrease in the gain on the disposition of assets of the non-prescription business. In 2007 we recognized a gain of $6 million on the sale of Soothe to Bausch & Lomb, and recognized a gain of $9.7 million on the sale of Alaway and Alaway Plus to Bausch & Lomb in 2006.

Year ended December 31, 2006 compared to the year ended December 31, 2005

Research and development expenses.  Research and development expenses increased by approximately $3.8 million, or 130%, to approximately $6.7 million for the year ended December 31, 2006 compared to approximately $2.9 million for the year ended December 31, 2005. The increase is primarily due to the opening of global enrollment in our FAME Study. We exited 2005 with only 14 patients enrolled in our initial safety study, but opened global enrollment in May 2006 and ended the year with 265 patients in the trial. We also activated 70 clinical trial sites during 2006 in the United States, Canada, India and Europe. As a result, the increased number of patients and active trial sites, the costs incurred with our outsourced clinical research organization increased by $3.3 million; our investigator costs increased by $1.6 million; and our personnel, travel, institutional review board costs, and consultant costs increased by approximately $800,000 in order to support the activation of the clinical trial sites. General pipeline research expenses increased by $250,000 as we began evaluating a program for the sustained release of compounds for the treatment of glaucoma. These increases were offset by a $750,000 milestone payment made to our development partner, pSivida upon the initiation of the safety study in 2005, and an increase of $1.5 million in development costs reimbursements due from pSivida.

General and administrative expenses.  General and administrative expenses increased by approximately $430,000, or 17%, to approximately $3 million for the year ended December 31, 2006 compared to approximately $2.6 million for the year ended December 31, 2005. The increases in general and administrative expenses were primarily due to increases of approximately $340,000 in salary and benefits costs associated with the hiring of our Chief Financial Officer and Director of Human Resources in late 2005; $90,000 for product liability insurance expense to support the expansion of the FAME Study; and $70,000 in overhead expenses associated with the expansion of our corporate headquarters. These increases were offset primarily by a decrease of $100,000 in professional legal fees incurred in the negotiation of our agreement with pSivida in 2005.

Marketing expenses.  Marketing expenses increased by approximately $60,000, or 11%, to approximately $620,000 for the year ended December 31, 2006 compared to approximately $560,000 for the year ended December 31, 2005. The increase in marketing expense is due primarily to preliminary market and brand research being initiated on Iluvien.

Interest income.  Interest income increased by approximately $370,000, or 162%, to approximately $600,000 for the year ended December 31, 2006 compared to approximately $220,000 for the year ended December 31, 2005. The increase in interest income is due primarily to an increase in the average cash balance of $7.6 million in 2005 to $15 million in 2006 due to the closing of the first tranche of the Series B preferred stock offering for $15.9 million in November 2005 and the closing of the second tranche for $15.9 million in November 2006, offset by our net loss in 2006.

Income (loss) from discontinued operations.  The loss from discontinued operations decreased by approximately $4.6 million to approximately $3.2 million for the year ended December 31, 2006 compared to a loss of approximately $7.8 million for the year ended December 31, 2005. The decrease was caused by a gain of $9.7 million recognized on the sale of Alaway and Alaway Plus to Bausch & Lomb, offset by an increase in the loss from operations of our non-prescription business of $5.1 million.

Liquidity and Capital Resources

We have accumulated a deficit of $92.8 million from inception through June 30, 2008. We have generated a limited amount of revenue, and do not expect to generate revenues from our product candidates until late 2010. Since inception we have funded our operations through the private placement of common stock, preferred stock and convertible debt, as well as by the sale of certain assets of the non-prescription business in which we were previously engaged.

We believe that our existing cash and investments are sufficient to meet our projected operating requirements through the third quarter of 2009. To date, however, we have incurred recurring net losses, negative cash flows from operations, and, prior to giving effect to the proceeds from this offering, have a net capital deficiency. Until we can generate significant cash from our operations, we expect to continue to fund our operations with existing cash resources generated from the proceeds of offerings of our equity securities. In addition, we may finance future cash needs through the sale of other equity securities, strategic collaboration agreements and debt financing. However, we may not be successful in obtaining collaboration agreements, or in receiving milestone or royalty payments under those agreements. In addition, we cannot be sure that our existing cash and investment resources will be adequate or that additional financing will be available when needed or that, if available, financing will be obtained on terms favorable to us or our stockholders. Having insufficient funds may require us to delay, scale back or eliminate some or all of our development programs or our commercialization effort, relinquish some or even all rights to product candidates at an earlier stage of development or renegotiate less favorable terms than we would otherwise choose. Failure to obtain adequate financing also may adversely affect our ability to continue in business. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders would likely result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business.

Historically through June 2008, we have received $90.2 million from the sale of shares of our common and preferred stock (including securities convertible into our common stock and preferred stock):

•	from July 2003 to October 2003, we issued and sold a total of 4,725,000 shares of common stock for aggregate net proceeds of $1.7 million;

•	in May 2004 we issued $810,000 of convertible promissory notes which were converted into 646,265 shares of Series A preferred stock and 161,560 shares of common stock in July 2004;

•	from July 2004 to October 2005, we issued and sold a total of 21,878,280 shares of Series A preferred stock for aggregate net proceeds of $25.9 million;

•	from November 2005 to November 2006, we issued and sold a total of 24,302,903 shares of Series B preferred stock for aggregate net proceeds of $31.9 million;

•	from March 2008 to April 2008, we issued and sold a total of 19,744,246 shares of Series C preferred stock for aggregate net proceeds of $29.9 million.

In December 2006, we received $10 million in proceeds from the sale of Alaway and Alaway Plus to Bausch & Lomb. We will receive an additional milestone payment of $8 million from Bausch & Lomb if Alaway Plus receives FDA approval. We also sold Soothe to Bausch & Lomb in July 2007, resulting in proceeds of $6.7 million to us.

As of June 30, 2008, we have $30.9 million in cash and cash equivalents. We have invested a substantial portion of our available cash in money market funds placed with reputable financial institutions for which credit loss is not anticipated. We have established guidelines relating to diversification and maturities of our investments to preserve principle and maintain liquidity.

Net cash was used in both our continuing and discontinued operations in the years and ended December 31, 2007, 2006 and 2005 as well as the six months ended June 30, 2008 as follows:

				Six Months
	Year Ended December 31,			Ended June 30,
	2005	2006	2007	2008
	(In millions)

Continuing Operations	$5.0	$10.0	$10.4	$19.5
Discontinued Operations	7.8	10.8	2.5	—

Total	$12.8	$20.8	$12.9	$19.5

For the six months ended June 30, 2008 cash used in our continuing operations of $19.5 million was primarily due to our net loss from continuing operations of $38.9 million offset by a promissory note payable of $15.0 million issued to pSivida in connection with the amendment of our agreement, a decrease of $1.8 million in prepaid and other current assets, an increase in accounts payable, accrued expenses and other current liabilities of $1.6 million, $640,000 related to the change in the fair value of our redeemable preferred stock conversion feature, a $200,000 increase in our long term liabilities, and $110,000 in non-cash depreciation. The decrease in prepaid and other current assets was comprised primarily of a $1.9 million decrease in receivables due from pSivida due to the forgiveness of all receivables from pSivida in connection with the amendment of our agreement, a $190,000 decrease in deposits with our European CRO as they were applied to invoices and a $150,000 decrease in prepayments for our animal toxicology and degradation studies on Iluvien, offset by an increase of $680,000 in pre-payments related to the technology transfer of Iluvien. Accounts payable, accrued expenses and other current liabilities increased primarily due to increases of $1.1 million in amounts payable to our clinical trial sites and $210,000 to our CROs as the FAME Study continued, and $240,000 accrued under our incentive compensation plan.

For the year ended December 31, 2007, our cash used in continuing operations of $10.4 million was primarily attributable to our loss from continuing operations of $11.4 million increased by an increase in other current assets of $1.6 million, and offset by an increase in our accounts payable, accrued expenses and other current liabilities of $2.2 million, non-cash stock-based compensation of $190,000, and non-cash depreciation of $150,000. The increase in prepaid expenses and other current assets were primarily attributable to an increase of $1.2 million in our receivable due from pSivida under our agreement as the FAME Study progressed and $220,000 prepayments to certain clinical trial sites for their participation in the FAME Study. The increase in accounts payable, accrued expenses and other current liabilities was comprised primarily of increases of $1.6 million in amounts payable to our clinical trial sites as we completed enrollment of the FAME Study in 2007, $310,000 in clinical research organization (CRO) and reading center costs to monitor patients and clinical trial sites, and $100,000 owed to software vendors for installation of trial management software for the FAME Study.

For the year ended December 31, 2006, our cash used in continuing operations of $10.0 million was primarily attributable to our loss from continuing operations of $9.8 million increased by an increase in other current assets of $1.5 million, and offset by a decrease in our accounts payable, accrued expenses and other current liabilities of $910,000, non-cash stock-based compensation of $250,000, and non-cash depreciation of $130,000. The increase in prepaid expenses and other current assets were primarily attributable to an increase of $700,000 due from pSivida under our agreement as the FAME Study progressed, $260,000 in deposits made with our CROs, $210,000 in prepayments to certain clinical trial sites for their participation in the FAME

Study, and $200,000 in prepayments for Iluvien animal toxicology and degradation studies. The increase in accounts payable, accrued expenses and other current liabilities was comprised primarily of increases of $790,000 in amounts payable to our clinical trial sites as we continued to expand enrollment of the FAME Study in 2007.

Net cash was provided by (used in) the investing activities of our continuing and discontinued operations in the years ended December 31, 2007, 2006 and 2005 as well as the six months ended June 30, 2008 as follows:

	Year Ended			Six Months
	December 31,			Ended June 30,
	2005	2006	2007	2008
	(In millions)

Continuing Operations	$(0.3)	$(0.4)	$(0.2)	$(0.3)
Discontinued Operations	(0.2)	9.7	6.7	—

Total	$(0.5)	$9.3	$6.5	$(0.3)

Net cash used in the investing activities of our continuing operations is attributable to purchases of property and equipment in each of the years ended December 31, 2007, 2006 and 2005, and the six months ended June 30, 2008.

Net cash provided by our financing activities was $29.9 million for the six months ended June 30, 2008; $80,000 for the year ended December 31, 2007; $15.8 million for the year ended December 31, 2006 and $32.8 million for the year ended December 31, 2005. Net cash provided by financing activities in the first six months of 2008 were due to the net proceeds of $29.9 million received from the issuance of our Series C preferred stock. In 2007, cash provided by financing activities were primarily due to the exercise of employee stock options. In 2006 and 2005, we received aggregate net proceeds from the issuance of our Series B preferred stock of $15.8 million and $15.7 million, respectively. We received $17.1 million in aggregate net proceeds from the issuance of our Series A preferred stock in 2005.

Our future capital requirements will depend on numerous forward-looking factors, including, but not limited to:

•	the progress and cost of our preclinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the costs of the development and expansion of our operational, sales and marketing infrastructure;

•	the costs and timing of obtaining regulatory approval;

•	the ability of our collaborators to achieve development milestones;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;

•	the magnitude of our general and administrative expenses; and

•	the cost that we may incur under current and future licensing arrangements relating to other product candidates.

Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of June 30, 2008:

	Payments Due by Future Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	5+ Years
			(In thousands)

Note payable to pSivida plus accrued interest	$20,975	$1,200	$11,275	$8,500	$—
Operating lease	279	239	40	—	—
Capital leases	23	12	11	—	—

Total	$21,277	$1,451	$11,326	$8,500	$—

The following amounts have not been included in the table above as the timing of the payments is uncertain:

•	In connection with our amended agreement with pSivida we are obligated to make a milestone payment of $25 million upon FDA approval of Iluvien.

•	In connection with our first option agreement with Emory University for the fulvene class of NADPH oxidase inhibitors, we are obligated to make milestone payments totaling up to $3.3 million at various stages of development through FDA approval. If a product were approved in Japan we would be required to make an additional payment of $1.0 million, and if a product were approved in Europe we would be required to make an additional payment of $1.5 million. In June 2008 we notified Emory of our intention to exercise our option and enter into a license agreement. Upon completion of the license agreement we will issue $150,000 of common stock to Emory University.

•	In connection with our first option agreement with Emory University for the triphenylmethane class of NADPH oxidase inhibitors, we are obligated to make milestone payments totaling up to $3.3 million at various stages of development through FDA approval. If a product were approved in Japan we would be required to make an additional payment of $1.0 million, and if a product were approved in Europe we would be required to make an additional payment of $1.5 million. Our option expires in January 2009.

•	In January 2006, we entered into an agreement with a contract research organization for clinical and data management services to be performed in connection with the Phase 3 trial of Iluvien for the treatment of DME in the United States, Canada, and Europe. In accordance with the terms of the agreement, we will incur approximately $16 million of expenses with the contract research organization through 2010. Through June 30, 2008 we incurred $7.6 million of expense associated with this agreement.

•	In July 2006, we entered into an agreement with a contract research organization for clinical services to be performed in connection with the Phase 3 trial of Iluvien for the treatment of DME in India. In accordance with the terms of the agreement, we will incur approximately $1.8 million of expenses with the contract research organization through 2010. Through June 30, 2008 we incurred $738,000 of expense associated with this agreement.

Off-Balance Sheet Transactions

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to market risk related to changes in interest rates. As of June 30, 2008, we had cash and cash equivalents of $30.9 million. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments are in short-term marketable securities. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. Accordingly, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.

We contract for the conduct of some of our clinical trials and other research and development activities with contract research organizations and investigational sites in the United States, Europe and India. We may be subject to exposure to fluctuations in foreign exchange rates in connection with these agreements. We do not hedge our foreign currency exposures. We have not used derivative financial instruments for speculation or trading purposes.

Tax Loss Carry-Forwards

At June 30, 2008, we had U.S. federal and state net operating loss carry-forwards (NOLs) of approximately $48 million, which expire at various dates beginning in 2018 through 2028. Section 382 of the Internal Revenue Code limits the annual utilization of NOLs and tax credit carry-forwards following an ownership change in our company. If it is determined that significant ownership changes have occurred since we generated these NOLs, we may be subject to annual limitations on the use of these NOLs under Internal Revenue Code Section 382.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 was effective for our company on January 1, 2008. Our adoption of SFAS No. 159 did not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS No. 157 was effective for our company on January 1, 2008. However, in February 2008, the FASB released a FASB Staff Position (FSP FAS 157-2 — Effective Date of FASB Statement No. 157) which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS No. 157 for our financial assets and liabilities did not have a material impact on our consolidated financial statements upon adoption. We do not believe the adoption of SFAS No. 157 for our non-financial assets and liabilities, effective January 1, 2009, will have a material impact on our consolidated financial statements.

BUSINESS

Overview

We are a biopharmaceutical company that specializes in the research, development and commercialization of prescription ophthalmic pharmaceuticals. We are presently focused on diseases affecting the back of the eye, or retina, because we believe these diseases are not well treated with current therapies and represent a significant market opportunity. Our most advanced product candidate is Iluvien, which we are developing for the treatment of diabetic macular edema, or DME. DME is a disease of the retina that affects individuals with diabetes and can lead to severe vision loss and blindness. We have completed enrollment of 956 patients in two Phase 3 pivotal clinical trials for the use of Iluvien in the treatment of DME across the United States, Canada, Europe and India. We plan to file a new drug application (NDA) in the United States in the first quarter of 2010 followed by registration filings in Canada and certain European countries. In the fourth quarter of 2009 we will receive month 24 data from our Phase 3 pivotal clinical trials for the use of Iluvien in the treatment of DME. Our NDA and other registration filings will be based upon the results of an analysis of this data. In addition to treating DME, we believe that Iluvien has the potential to address other ophthalmic diseases such as the wet form of age-related macular degeneration (AMD), the dry form of AMD, and retinal vein occlusion (RVO).

According to the Centers for Disease Control and Prevention (CDC), the number of Americans diagnosed with diabetes has increased from approximately 8.1 million people in 1994 to approximately 17.9 million people in 2007. The International Diabetes Federation has reported that 246 million people worldwide have diabetes and that this number is expected to reach 380 million people by 2025. All patients with diabetes are at risk of developing some form of diabetic retinopathy, an ophthalmic condition of diabetes that presents with symptoms that include the swelling and leakage of blood vessels within the retina or the abnormal growth of new blood vessels on the surface of the retina. As reported by the American Diabetes Association, in the US diabetic retinopathy causes approximately 12,000 to 24,000 new cases of blindness each year, making diabetes the leading cause of new cases of blindness in adults aged 20 to 74. When the blood vessel leakage of diabetic retinopathy causes swelling in the macula, the part of the eye responsible for central vision, the condition is called DME. The Wisconsin Epidemiologic Study of Diabetic Retinopathy found that over a ten-year period approximately 19% of diabetics studied were diagnosed with DME. Based on this study and the current U.S. diabetic population, we estimate that there will be an incidence of approximately 300,000 new cases of DME annually in the United States. As detection of diabetes increases, we expect our current estimates of the annual incidence of diagnosed DME to also increase.

There are no ophthalmic drug therapies currently approved by the U.S. Food and Drug Administration (FDA) for the treatment of DME. The current standard of care, laser photocoagulation, has undesirable side effects including partial loss of peripheral and night vision. As a result of these side effects and a desire for improved visual outcomes, retinal specialists have turned to alternative off-label therapies for the treatment of DME, including injections of corticosteroids and anti-Vascular Endothelial Growth Factor (anti-VEGF) agents (VEGF can cause abnormal blood vessel growth in the retina). These alternative therapies also have limitations, including the need for multiple injections to maintain a therapeutic effect. Corticosteroids have shown improved visual acuity in DME patients, but are associated with an increased incidence of cataract formation and increased intraocular pressure (IOP), which may lead to glaucoma filtration surgery.

Iluvien is an intravitreal insert designed to provide a sustained therapeutic effect for up to 36 months by delivering a low daily dose of fluocinolone acetonide (FA), a non-proprietary corticosteroid with demonstrated efficacy in the treatment of ocular diseases. Iluvien is inserted into the patient’s eye with a 25-gauge needle which allows for a self-sealing wound. This insertion is very similar to an intravitreal injection, a procedure commonly employed by retinal specialists. In the United States, this procedure is non-surgical and is performed in the retinal specialist’s office. Iluvien’s placement site takes advantage of the eye’s natural fluid dynamics to deliver FA to the back of the eye. By combining FA and a delivery device that provides for a unique long term, low-dose delivery of FA to the back of the eye, we believe Iluvien has the potential to improve visual acuity while reducing side effects commonly associated with the use of corticosteroids.

Iluvien is also being studied in a clinical trial with retinal specialists to assess its safety and efficacy for the treatment of wet AMD and we plan to initiate additional clinical trials for other diseases of the eye. In addition to our activities related to the development and commercialization of Iluvien, we are also conducting testing on two classes of Nicotinamide Adenine Dinucleotide Phosphate (NADPH) oxidase inhibitors for which we have acquired options to exclusive, worldwide licenses from Emory University. Our initial focus is on the use of NADPH oxidase inhibitors in the treatment of dry AMD. We plan to evaluate the use of NADPH oxidase inhibitors in the treatment of other diseases of the eye, including wet AMD and diabetic retinopathy. We are also pursuing the development, license and acquisition of rights to other potential new drugs and delivery mechanisms to address diseases of the eye that we believe are not well managed by current therapies.

We are led by an executive team with extensive development and commercialization expertise with ophthalmic products. We intend to capitalize on our management’s past experience and expertise in marketing eye-care products, by directly marketing and selling Iluvien to the approximately 1,600 retinal specialists practicing in the approximately 600 retina centers across the United States and Canada. We intend to seek a commercialization partner for sales and marketing activities outside North America.

Business Strategy

We are presently focused on diseases affecting the back of the eye, or retina, because we believe these diseases are not well treated with current therapies and represent a significant market opportunity. Our business strategy includes the following:

•	Pursue FDA Approval for Iluvien. In October 2007, we completed enrollment of our Phase 3 pivotal clinical trials for the use of Iluvien in the treatment of DME. We are continuing final development and regulatory preparations to pursue an NDA filing with the FDA in the first quarter of 2010 followed by registration filings in Canada and certain European countries. We initiated an open-label Phase 2 clinical study (PK Study) in August 2007 to obtain additional clinical data from the use of Iluvien in patients with DME. We are also in the process of transferring the manufacturing of Iluvien to an ISO-certified contract manufacturer and expect this transfer to be completed in 2008.

•	Maximize the Commercial Success of Iluvien. We intend to capitalize on our management’s past experience and expertise in marketing eye-care products including the launch and management of Visudyne (Novartis Ophthalmics) by directly marketing and selling Iluvien to the approximately 1,600 retinal specialists practicing in the approximately 600 retina centers in the United States and Canada. Important factors in the rate of adoption of Iluvien by retinal specialists include the concentration of retinal specialists in a small number of retina centers, the relative simplicity of the insertion procedure and Iluvien’s expected status as the only ophthalmic drug therapy approved by the FDA for the treatment of DME. We intend to seek a commercialization partner for sales and marketing activities outside North America.

•	Evaluate Iluvien for Additional Retinal Diseases. We believe that Iluvien has the potential to address additional retinal diseases including, among others, wet AMD, dry AMD, and RVO. We are studying Iluvien in a clinical trial with retinal specialists to determine the safety and efficacy of Iluvien for the treatment of wet AMD and we plan to initiate additional clinical trials for other diseases of the eye.

•	Expand Our Ophthalmic Product Pipeline. We believe there are further unmet needs in the ophthalmic market for other technologies and compounds. Therefore, we are pursuing the development, license and acquisition of rights to potential compounds and drug delivery technologies. Toward that end, we have acquired options to exclusive, worldwide licenses of patent applications for two classes of NADPH oxidase inhibitors from Emory University. We believe that the management of oxidative stress is an important strategy in managing the development and progression of diseases of the eye, and we believe that NADPH oxidase inhibitors have the potential to manage oxidative stress. We are presently focused on the use of NADPH oxidase inhibitors to treat dry AMD, but intend to evaluate these compounds in the treatment of other ocular diseases.

Disease Overview and Market Opportunity

Diabetes and Diabetic Retinopathy

Diabetes mellitus, and its systemic and ophthalmic complications, represent an enormous public health threat in the United States. According to the CDC, the number of Americans diagnosed with diabetes has increased from approximately 8.1 million people in 1994 to approximately 17.9 million people in 2007. In addition to diagnosed cases, the CDC estimates that an additional 5.7 million Americans with diabetes are currently undiagnosed and are therefore not being monitored and treated to control their disease and prevent systemic and ophthalmic complications. With better diagnosis methodologies and improved public awareness, the number of persons diagnosed with and being treated for diabetes is expected to increase. The International Diabetes Federation has reported that 246 million people worldwide have diabetes and that this number is expected to reach 380 million people by 2025.

All patients with diabetes are at risk of developing some form of diabetic retinopathy, an ophthalmic complication of diabetes that presents with symptoms including the swelling and leakage of blood vessels within the retina or the abnormal growth of new blood vessels on the surface of the retina. According to the American Diabetes Association, in the United States diabetic retinopathy causes approximately 12,000 to 24,000 new cases of blindness each year making diabetes the leading cause of new cases of blindness in adults aged 20 to 74. Diabetic retinopathy can be divided into either non-proliferative or proliferative retinopathy. Non-proliferative retinopathy is associated with fluid accumulation, or edema, that runs the spectrum from mild to severe and can include focal microaneurysms, dot hemorrhage or minimal non-foveal edema. Proliferative retinopathy is an advanced stage of diabetic retinopathy which, in addition to characteristics of non-proliferative retinopathy, results in the growth of new blood vessels. These new blood vessels are abnormal and fragile, growing along the retina and along the surface of the clear, vitreous gel that fills the inside of the eye. By themselves, these blood vessels do not cause symptoms or vision loss. However, these blood vessels have thin, fragile walls that are prone to leakage and hemorrhage.

Figures 1 and 2 provide a detailed cross section of a healthy retina and a retina affected by diabetic retinopathy.

Figure 1	Figure 2

© A.D.A.M., Inc.

Diabetic Macular Edema

Diabetic macular edema, or DME, a complication of diabetic retinopathy, is a disease affecting the macula, the part of the retina responsible for central vision. When the blood vessel leakage of diabetic retinopathy causes swelling in the macula, the condition is called DME. The onset of DME is painless and may go undetected by the patient until it manifests with the blurring of central vision or acute vision loss. The severity of this blurring may range from mild to profound loss of vision. The Wisconsin Epidemiologic Study of Diabetic Retinopathy found that over a ten-year period approximately 19% of diabetics studied were diagnosed with DME. Based on this study and the current U.S. diabetic population, we estimate that there will be an incidence of approximately 300,000 new cases of DME annually in the United States. As detection of diabetes increases, we expect the current estimates of the annual incidence of diagnosed DME to also increase.

Limitations of Current Treatments for DME

There are no ophthalmic drug therapies approved by the FDA for the treatment of DME. The current standard of care, laser photocoagulation, has undesirable side effects including partial loss of peripheral and night vision. As a result of these side effects and a desire for improved visual outcomes, retinal specialists have turned to alternative off-label therapies for the treatment of DME, including injections of corticosteroids and anti-Vascular Endothelial Growth Factor (anti-VEGF) agents. These alternative therapies also have limitations, including the need for multiple injections to maintain a therapeutic effect. Although corticosteroids have been shown to improve visual acuity in DME patients, they are also associated with an increased incidence of cataract formation, increased IOP and glaucoma filtration surgery.

Laser Photocoagulation.  In laser photocoagulation, light rays are directed into the eye focusing on abnormal blood vessels that are growing within the retina and patches of edema which are near the macula. This laser, which administers heat from a fine-point beam, cauterizes the vessels to seal them from further leakage or destroys retinal tissue associated with the patch of edematous tissue, via thermal destruction, in the hope of preventing further vision loss. While laser photocoagulation has been shown to reduce vision loss in DME patients, visual improvement has been uncommon. Further, most patients will require multiple laser treatments to control their DME.

Intravitreal Triamcinolone Acetonide Injections (IVTA).  Triamcinolone acetonide is a corticosteroid typically administered via an intravitreal injection of a four milligram (mg) suspension, either as an adjunct to laser photocoagulation or as a stand alone treatment. IVTA is relatively inexpensive and has demonstrated temporary visual improvement and reduction of edema in patients with DME. Due to the potential side effects, including cataract formation and increased IOP, as well as the need for multiple injections, the use of IVTA for the treatment of DME is not optimal. Alcon, Inc.’s TRIESENCE and Allergan, Inc.’s Trivaris are dosage forms of triamcinolone acetonide that have been approved for intraocular use, but not for the treatment of DME, wet AMD, dry AMD or RVO.

Anti-VEGF Intravitreal Injection.  Anti-VEGF therapies are also administered via an intravitreal injection. VEGF has been identified as an important mediator in diabetic retinopathy, including DME, and appears to play a role in increasing vascular permeability in this condition. Similar to IVTA, anti-VEGFs require multiple injections, potentially as frequently as once per month, to sustain a therapeutic effect. Two Phase 3 clinical trials studying the use of Genentech, Inc’s (Genentech’s) anti-VEGF ranibizumab (Lucentis) as a treatment for DME are currently underway, where the clinical trial design is based on one injection per month. Results from a single-center study involving 26 patients comparing one injection of IVTA versus Genentech’s bevacizumab (Avastin) in patients with refractory DME was published in the October 2007 issue of the British Journal of Ophthalmology. Over the four to eight week period post-injection, IVTA was statistically significantly better at improving vision and reducing macular thickness than Avastin. This head-to-head study supports the anecdotal observations reported by retinal specialists that, in DME, corticosteroids appear to be therapeutically superior to anti-VEGF therapy.

Iluvien

Overview

Our most advanced product candidate is Iluvien, an intravitreal insert. Intravitreal refers to the space inside the eye behind the lens that contains the jelly-like substance called vitreous. We are developing Iluvien for the treatment of DME. DME is a disease of the retina which affects individuals with diabetes and can lead to severe vision loss and blindness. Each Iluvien insert is designed to provide a sustained therapeutic effect for up to 36 months by delivering a low daily dose of FA. Iluvien is inserted into the patient’s eye with a 25-gauge needle which allows for a self-sealing wound. This insertion is very similar to an intravitreal injection, a procedure commonly employed by retinal specialists. In the United States, this procedure is non-surgical and is performed in the retinal specialist’s office. We believe Iluvien has the potential to improve vision while reducing side effects commonly associated with the use of corticosteroids for the following reasons:

•	Iluvien delivers FA. The active pharmaceutical ingredient in Iluvien is FA. In two multi-center, randomized clinical studies using another FA delivery system, Retisert, which results have been presented at major scientific meetings, FA has demonstrated statistically significant improvement in visual acuity in the treatment of DME compared to laser photocoagulation, the current standard of care.

•	Iluvien’s placement utilizes the eye’s natural fluid dynamics. There are two natural currents of fluid outflow within the eye; one to the front of the eye and the other to the back of the eye, or retina. We believe that Iluvien’s low daily dose of FA and insertion into the back of the eye, a position that we believe optimizes delivery of FA to the retina, will maximize efficacy and minimize possible side effects.

•	Iluvien delivers a low daily dose of a steroid to the eye. In our clinical trials we are studying two doses of Iluvien (a high-dose with an initial release of approximately 0.45 micrograms (µg) per day and a low-dose with an initial release of approximately 0.23µg per day) to determine the lowest dose possible that will provide efficacy for the treatment of DME. We believe that these dosage levels are the lowest daily doses of a steroid currently being studied for delivery to the eye.

•	Iluvien is expected to deliver a therapeutic effect for up to 36 months. In vitro release kinetics have shown that Iluvien provides sustained delivery of FA over time. Based on these release kinetics, we expect that the high dose of Iluvien will provide sustained therapy for up to 24 months and the low dose of Iluvien will provide sustained therapy for up to 36 months, with actual therapeutic effect to be determined in clinical trials.

•	Iluvien is inserted using a commonly employed procedure that results in a self-sealing wound. Needle gauge determines the size of the wound that is created. Iluvien is inserted into the eye using a 25-gauge needle, which results in a wound that is small enough to seal itself after the needle is removed thus eliminating the need for additional intervention. Using a larger needle would require a more complicated insertion procedure to create a self-sealing wound.

Fluocinolone Acetonide

Fluocinolone acetonide, or FA, is the active compound in Iluvien and a member of the class of steroids known as corticosteroids. Corticosteroids have demonstrated a range of pharmacological actions, including inhibition of inflammation, inhibition of leukostasis, upregulation of occludin, inhibition of release of certain inflammatory cytokines and suppression of VEGF secretion. These pharmacological actions have the potential to treat various ocular conditions, including DME, wet AMD, dry AMD and RVO. To date, clinical studies have been published using sustained release intravitreal FA in patients with DME using Bausch & Lomb Incorporated’s (Bausch & Lomb’s) product Retisert (a surgically implanted intravitreal drug delivery device containing FA approved for the treatment of chronic non-infectious posterior uveitis). Between 2003 and 2006, at the Association for Research in Vision and Ophthalmology (ARVO) meetings, Bausch & Lomb presented the results from two multi-center, randomized clinical studies with its product Retisert. At the 2003, 2004 and 2005 meetings, data was presented that showed that FA demonstrated improved vision of 15 or more letters on the ETDRS eye chart at both the month 12 and month 24 time points in both Retisert studies. The ETDRS eye chart contains five letters per line, with each line containing incrementally smaller letters and is the regulatory standard for measuring visual acuity. At the 2006 meeting, month 36 data was presented on the larger of the two studies that indicated a sustained therapeutic effect. We view the results from the Retisert clinical trials as particularly relevant to our development of Iluvien because these were the first trials that established that sub-microgram doses of FA could demonstrate efficacy in the treatment of DME. Figure 3 highlights the published data from the Bausch & Lomb trial.

Figure 3

*	at baseline

Iluvien is Positioned to Reduce Side Effects

While the efficacy results for Retisert were very encouraging, the corresponding safety profile was not acceptable for the treatment of DME. In the larger of the two Retisert studies, the reported safety data showed that over a 36-month period, 95% of the patients developed a cataract, and that during the first year, 35% of the patients developed an increase in IOP that reached 30 millimeters of mercury (mmHg) or greater at any time point. Over the 36-month period, 28% of the patients required glaucoma filtration surgery. To our knowledge, Bausch & Lomb is not pursuing the development of Retisert for the treatment of DME.

We anticipate that the incidence of steroid-induced cataract and IOP elevations will be significantly lower with Iluvien than that experienced with Retisert due to the location of Iluvien in the eye relative to Retisert’s site of implantation, as illustrated in Figure 4. Specifically, we believe that the position of Iluvien posterior to Retisert will reduce the exposure of FA to the front of the eye thereby lowering the incidence of IOP related side effects experienced with Retisert. Fluid, or aqueous humor, generated at the ciliary process, located just behind the iris, flows within the eye primarily via two currents as illustrated in Figure 4. The predominant current flows through the iris into the anterior chamber and exits the eye mainly through the trabecular outflow pathway. Another current of outflow is directed toward the back of the eye as vitreous outflow. Various publications support the existence of these currents within the eye, including an article by J. Park et. al. published in 2005 in the Journal of Controlled Release, an article by J. Xu et. al. published in 2000 in Pharmaceutical Research and a paper by M. Araie and D.M. Maurice published in the 1991 in the Journal of Experimental Eye Research.

Figure 4

© Nucleus Medical Art

The side effect of increased IOP associated with corticosteroids in certain genetically predisposed people is directly related to the interaction of corticosteroids with the cells of the trabecular meshwork, a specialized tissue that acts as a filter located in the front of the eye. In some individuals, corticosteroids result in a build-up of debris in this meshwork, increasing resistance to outflow, and increasing pressure inside the eye. Retisert is sutured near the ciliary process in a configuration that releases FA toward the lens and the trabecular meshwork. We believe that this directional release of Retisert feeds FA directly into the predominant current that flows into the front of the eye, leading to the trabecular meshwork, resulting in a greater risk of increased IOP and accelerated cataract formation. The positioning of Iluvien has the advantage of being located further back in the eye than Retisert, which allows Iluvien to take advantage of the posterior flow of fluid away from the front of the eye. We believe this positioning will minimize the anterior chamber exposure to FA and result in a lower incidence of IOP and lens related side effects.

Iluvien Provides Long-Term, Low-Dose Delivery

Iluvien consists of a tiny polyimide tube with a polyvinyl alcohol cap(s), licensed by us from pSivida US, Inc. (pSivida), that is filled with 180µg of FA in a polyvinyl alcohol matrix. Iluvien is non-bioerodable; however, both polyimide and the polyvinyl alcohol matrix are biocompatible with ocular tissues and have histories of safe use within the eye. FA is a non-proprietary corticosteroid that has a history of use in treating ocular disease. In February 2005, we entered into an agreement with pSivida for the development of FA in pSivida’s proprietary delivery system. Our agreement with pSivida provides us with a worldwide exclusive license to develop and sell Iluvien for delivery to the back of the eye for the treatment and prevention of eye diseases in humans (other than uveitis). See “— Licenses and Agreements” below for additional information related to our agreement with pSivida.

Iluvien is designed to provide a low daily dose of FA and a sustained therapeutic effect for up to 24 months for the high dose of Iluvien and up to 36 months for the low dose of Iluvien. As illustrated in Figure 5, data from multiple in vitro batches of Iluvien shows that the daily amount of FA released from the two doses gradually declines, starting at an average daily release rate of 0.45µg per day and 0.23µg per day, to approximately 0.15µg per day for both doses at approximately 18 months. Our analysis of the FA release rate of Iluvien is ongoing.

Figure 5

The Iluvien Inserter

We developed an inserter for Iluvien that we believe will allow retinal specialists to insert Iluvien into the back of the eye with minimal training. Using the Iluvien inserter is very similar to an intravitreal injection, a procedure commonly employed by retinal specialists. In the United States, this procedure is non-surgical and is performed in the retinal specialist’s office. Our inserter uses a 25-gauge needle, which results in a wound that is small enough to seal itself after the needle is removed. Using a larger needle would require a more complicated insertion procedure in order to create a self-sealing wound. We believe that a 25-gauge needle is the smallest needle capable of delivering the proprietary delivery device that we license from pSivida into the back of eye.

Iluvien Clinical Development Program

The following table summarizes our current and planned clinical trials for Iluvien.

					Number of	Enrollment
Population	Trial Name	Phase	Objectives	Geography	Patients	Status

DME	FAME Study (Trial A)	Phase 3	Safety Dosage Efficacy	U.S., Canada Europe, India	500	Completed
DME	FAME Study (Trial B)	Phase 3	Safety Dosage Efficacy	U.S., Canada Europe, India	456	Completed
DME	PK Study	Phase 2	Pharmaco- kinetics Safety Efficacy	U.S.	37	Completed
Wet AMD	MAP	Phase 2	Safety Dosage Proof of Concept	U.S.	30	On-going
Dry AMD	MAP GA	Phase 2	Safety Dosage Proof of Concept	U.S.	40	Pending
RVO	Pending	Phase 2	Safety Dosage Proof of Concept	U.S.	20	Pending

Development Program for the Treatment of DME

We are currently in the process of completing two 36-month Phase 3 pivotal clinical trials. Combined enrollment of 956 patients was completed in October 2007 and preliminary month 24 readouts of the studies are planned for the end of 2009. Should the readouts support the safety and efficacy of Iluvien for the treatment of DME, we plan to proceed with the preparation of a registration dossier and submit an NDA to the FDA in the first quarter of 2010 followed by registration filings in Canada and certain European countries. This registration approach is a result of an FDA recommendation for drugs being developed for diabetic retinopathy, which includes DME. The primary efficacy endpoint for approval will be based on the difference in the percentage of patients whose visual acuity has improved by 15 or more letters on the Early Treatment Diabetic Retinopathy Study or ETDRS eye chart between the treatment and control groups at month 24. Numerical comparisons of visual acuity improvement of 15 or more letters will be made between the month 24 and month 18 data; the month 24 data must be non-inferior to the month 18 data (i.e., equal to or better than). The patients will then be followed for safety for the full 36 months.

We believe Iluvien meets the requirements for fast-track designation in the United States and we intend to make a formal request for fast-track designation by the end of 2008 after reviewing interim data from our PK Study. We expect to submit our NDA in the United States with 24 months of clinical data in the first quarter of 2010 followed by registration filings in Canada and certain European countries. We will be utilizing the decentralized procedure in the European Union. The insertion system will not require a separate device application (CE Mark in the European Union) but it must meet the requirements of the Medical Device Directives.

Phase 3 Pivotal Clinical Trials (FAME Study)

We initiated two pivotal Phase 3 clinical trials in September 2005 for the use of Iluvien in the treatment of DME. The short title for these trials is the FAME Study (Fluocinolone Acetonide in Diabetic Macular

Edema). The two trials have identical protocols and completed enrollment totaling 956 patients across 101 academic and private practice centers, in October 2007. Trial A drew patients from sites located in roughly the northern regions of the United States, Europe and India and all sites in Canada, while those in the southern regions of the United States, India and Europe comprise Trial B.

The trials are designed to assess the safety and efficacy of Iluvien in patients with DME involving the center of the macula, and who have had at least one prior macular laser treatment 12 weeks or more before study entry. The inclusion criteria for the FAME Study were designed to select patients with DME with visual acuity between 20/50 and 20/400 in the study eye and no worse than 20/400 in the non-study eye. Patients that had received steroid drug treatments for DME within three months or anti-VEGF injections within two months of screening, and patients with glaucoma, ocular hypertension, IOP greater than 21mmHg or concurrent therapy with IOP-lowering agents in the study eye at screening, were not eligible to participate in this trial. A review of baseline characteristics from the FAME Study indicates that the study arms are reasonably well-balanced at baseline.

We randomly assigned patients participating in the FAME Study to one of three groups. Two of these groups were assigned to an active drug formulation and another group to a sham insertion in a 2:2:1 randomization, respectively. The active groups consist of one group receiving a high dose of Iluvien and another group receiving a low dose of Iluvien. To reduce potential bias, this trial uses a randomized, double-masked study design so that neither the patient nor the investigational staff involved with assessing the patient knows to which group each patient belongs. The sham insertion included all steps involved in the insertion procedure with the exception that patients in the control group had a blunt inserter without a needle to apply pressure to the anesthetized eye to simulate an insertion. This procedure mimics an intravitreal insertion and helps to maintain proper patient masking.

The primary efficacy endpoint for this study is the difference in the percentage of patients with improved visual acuity of 15 or more letters on the ETDRS eye chart at month 24 between the active and control groups. Safety analyses will be conducted over a period of 36 months to compare the ocular AEs, non-ocular AEs, laser re-treatments, significant IOP increases and any other relevant safety parameters.

The month 24 readout for the FAME Study will be available in the fourth quarter of 2009. If we deem that an appropriate benefit to risk relationship has been demonstrated, submission of an NDA will occur in the first quarter of 2010 while the FAME Study continues through month 36. Submissions in Canada and selected European countries will follow.

PK Trial

We initiated a PK Study in August 2007 to assess systemic exposure of FA after administration of Iluvien. Since this study enrolled patients with the same inclusion criteria as in the FAME Study, this presented an opportunity to obtain some early indications of safety and efficacy. A total of 37 patients were enrolled in this trial, 17 patients on the high dose of Iluvien and 20 patients on the low dose of Iluvien.

This study will assess systemic exposure via the measurement of plasma levels of FA and will also assess aqueous levels of FA, following administration of the two doses of Iluvien in patients with DME. Preliminary efficacy of Iluvien will be assessed by anatomic and functional changes.

Data from this study will be evaluated on an ongoing basis with interim evaluations at months 3, 6, 12, 18, 24, 30 and 36. All interim evaluations will be unaudited except the 12-month and final 36-month evaluations. A data base lock and interim evaluation of all data will be performed when all patients complete the month 12 visit. The last patient was enrolled in this study at the end of February 2008.

Key efficacy and safety results from the month 3 interim readout of the PK Study are summarized in Figure 6. Based on these results, the two doses of Iluvien achieved a functional benefit, namely improvement in visual acuity, which is consistent with the Retisert results at the month 12 timepoint (i.e. 17% and 19% for the 005 and 002 clinical trials, respectively). Additionally, all of the increase of IOP and cataract-related side effects appeared only in the high-dose Iluvien group.

Figure 6

Summary of Unaudited Safety and Efficacy Data

	Low dose of	High dose of
	Iluvien	Iluvien
	(n=20)	(n=17)

Functional Outcomes:
Visual acuity:
≥15 letter increase from baseline, n (%)	4 (20)%	3 (18)%
Anatomic Outcomes:
Average Center Point Retinal Thickness (µm), mean (s.e.):
Baseline	425.7 (25.6)	514.4 (40.5)
Month 3	348.9 (21.5)	297.9 (22.9)
Change	−76.8 (18.2)	−216.5 (52.6)
Safety Findings:
Cataract-related:
Reported as an adverse event, n (%)	0 (0)%	1 (6)%
IOP-related:
Baseline (mmHg), mean (s.e.)	16.7 (0.7)	15.3 (0.5)
≥25mmHg, n (%)	0 (0)%	5 (29)%
≥30mmHg, n (%)	0 (0)%	2 (12)%

This three-month interim readout from the PK Study indicated 20% of the low-dose patients and 18% of the high-dose patients showed an improvement in best-corrected visual acuity (BCVA) of 15 or more letters from baseline on the ETDRS eye chart. In addition, both the low dose and the high dose of Iluvien resulted in a significant reduction in retinal thickness as compared to the baseline.

From a safety perspective, no adverse events related to intraocular, or inner eye, pressure were seen in the low-dose patients, while 12% of the high-dose patients experienced IOP increases of greater than 30mmHg. Additionally, the only adverse event related to cataract formation was reported in a patient in the high-dose group.

In addition to receiving and analyzing key efficacy and safety results from the month 3 interim read out of the PK Study, testing for statistical significance was performed on the differences with respect to changes in visual acuity, excess central retinal thickness and retinal volume observed in the low-dose Iluvien group and the high-dose Iluvien group. This statistical testing indicated that there was no differences between the low-dose Iluvien group and the high-dose Iluvien group in visual acuity (p = 0.454) or retinal volume (p = 0.067). For central retinal thickness, the statistical testing showed a significant difference in favor of the high-dose Iluvien group (p = 0.012).

The early readout from our PK Study provides further insight into the dose-response of FA in the treatment of DME. Retisert, with an initial release dose of 0.6µg per day, demonstrated a significant improvement in visual acuity; however, a lower dose was not tested. Therefore, it has not been determined if Retisert’s dosage level represents the lowest efficacious dose. We believe this early readout from our PK Study supports that the lower doses of FA delivered by Iluvien will provide visual acuity improvements while reducing the risk of ocular side effects commonly associated with the use of corticosteroids. In addition to the improvements in visual acuity shown in Figure 6 above, both our low dose and our high dose of Iluvien resulted in reduction in retinal thickness.

Iluvien Registration Plan

U.S. Regulatory Requirements

In November 2006, the FDA and the National Eye Institute (NEI) held a joint symposium on endpoints and clinical trial strategies for evaluating new treatments for AMD, diabetic retinopathy, and other retinal disorders. Based on this symposium, using visual function as the primary efficacy variable (which is consistent with our original protocol design), clinical evidence of effectiveness can be demonstrated at month 24 in a 36-month DME trial by:

•	Two time-point comparisons with “wins” on both comparisons. “Wins” refers to an overall demonstration that the benefits outweigh the risks, not simply a demonstration of statistical significance.

•	The first comparison would be between the original baseline and a time point that is 24 months or longer. There would have to be a clinically and statistically superior difference to the original baseline.

•	The second comparison would be between the month 18 time point and the time point at 24 months or longer; this comparison would have to be numerically non-inferior using the month 18 time point as a baseline.

•	The trial should continue to collect safety information for at least 36 months.

Prior to this symposium, the FDA would only accept an NDA filing for an indication related to diabetic retinopathy, including DME, after all patients had completed at least 36 months of follow-up.

In the United States, clinical evidence of the effectiveness of Iluvien for the treatment of DME from our two Phase 3 pivotal trials will be based on the two time-point comparisons. Our primary efficacy variable will be the proportion of patients who have visual acuity improvement in their study eye, referred to as the responder rate, based on the change from baseline in visual acuity score as measured on the ETDRS eye chart. Visual acuity improvement will be defined as an increase from baseline of 15 or more letters in visual acuity score as measured on the ETDRS eye chart. Our primary endpoint will be defined at month 24 of the FAME Study using this variable. Therefore, if the difference in responder rates at month 24 is statistically significant versus the sham control group, our FAME Study will be judged as having provided evidence of efficacy. Then as required by the FDA, another comparison of the responder rates at months 18 and 24 of our FAME Study will be conducted to determine if the responder rates at month 24 are numerically non-inferior to month 18 (i.e., month 24 responder rates must be equal to or greater than responder rates at month 18).

Regulatory Requirements in Other Jurisdictions

There are no specific guidance documents for the clinical development of ophthalmic products for the treatment of diabetic retinopathy or DME outside of the United States. However, the health authorities in Canada and of the European Commission have accepted visual function as the primary efficacy parameter for products to treat AMD (Visudyne, Macugen and Lucentis).

We have met with health authorities in Canada, Germany, Spain, France, Portugal and the United Kingdom and presented our overall preclinical, technical and clinical development plan. While these authorities would accept an application with month 18 data, we have decided to submit one global dossier with month 24 data with continued collection of safety data for 36 months.

In discussions, health authorities in both Germany and the United Kingdom have cited a Committee on Proprietary Medicinal Products (CPMP) guidance document titled “Clinical Investigations of Medicinal Products in the Treatment of Diabetes Mellitus” that makes reference to an endpoint based on anatomic changes associated with the progression of macular edema. We believe that this guidance document addresses an indication of the prevention of the progression of edema toward the macula, while our clinical program is directed toward an indication for the treatment of DME. We do not believe that this precludes the use of a functional endpoint such as visual acuity for approval of a new drug. The use of a functional measure of efficacy such as visual acuity has previously been accepted by global health authorities for the development of multiple approved ophthalmic drugs.

In July 2008, we met with the UK health authorities who agreed that visual function is a relevant clinical outcome, and accepted that an endpoint based on anatomic changes associated with the progression of macular edema was not entirely relevant to our FAME Study given that all enrolled patients already had edema in the center of the macula. The UK health authorities recommended that both visual function and an anatomical measure be used as co-primary endpoints for our FAME Study. We believe that the design of our FAME Study will address this requirement because our clinical protocol uses visual function as a primary endpoint and uses an anatomical measure as one of our secondary endpoints. We plan to meet with the German health authorities in the fourth quarter of 2008 regarding the use of visual acuity as a functional endpoint for the approval of Iluvien in Germany.

Iluvien for Other Diseases of the Eye

We believe that Iluvien has the potential to address other ophthalmic diseases such as wet AMD, dry AMD, and RVO. Details regarding the rationale for these other indications are as follows:

•	Wet AMD. We believe Iluvien will be synergistic with the newer anti-VEGF therapies in the treatment of wet AMD. Anti-VEGFs require multiple injections to maintain a therapeutic effect. Given that corticosteroids have been shown to suppress the production of VEGF, we are studying whether the use of Iluvien following a plateau in the therapeutic effect of an anti-VEGF treatment, such as Lucentis, results in the maintenance or improvement of the therapeutic effect thus eliminating or reducing the need for further Lucentis injections.

•	Dry AMD. Preclinical studies in two established rat models of retinal degeneration reported at the ARVO meetings in 2004, 2006 and 2008, described the efficacious effects of a miniaturized version of Iluvien in two animal models of retinal degeneration. Based on these results, we intend to initiate a Phase 2 clinical trial to assess the effect of Iluvien on slowing the progression of the end stage of dry AMD, known as geographic atrophy. There are currently no approved therapies for the treatment of dry AMD.

•	Macular edema associated with non-ischemic RVO. Retinal specialists are currently using intravitreal injections of the corticosteroid triamcinolone acetonide on an off-label basis to treat non-ischemic RVO. These treatments require multiple injections to maintain a therapeutic effect and carry the risks associated with the use of intravitreal corticosteroids. We believe that studying Iluvien in the treatment of non-ischemic RVO is warranted because of the body of published information supporting the effectiveness of corticosteroids in the treatment of non-ischemic RVO and the potential of Iluvien to reduce the side effects commonly associated with the use of corticosteroids. There are currently no approved therapies for the treatment of non-ischemic RVO.

These diseases of the eye are also treated in the United States and Canada by the approximately 1,600 retinal specialists practicing in the approximately 600 retina centers that treat patients with DME. Therefore, the sales and marketing infrastructure that we plan to establish for the commercialization of Iluvien for the treatment of DME would be utilized to commercialize Iluvien for these other indications to the extent we develop Iluvien for these other indications.

Other Pipeline Products

NADPH Oxidase Inhibition

We believe that the management of oxidative stress is an important strategy in managing the development and progression of diseases of the eye, and we believe that NADPH oxidase inhibitors have the potential to manage oxidative stress. Oxidative stress is a condition where excess reactive oxygen intermediates generally referred to as reactive oxygen species, or ROS, are produced. The production of ROS is not always pathogenic, however, many researchers believe that when the level of ROS becomes excessive, pathogenic processes are initiated, resulting in diseased tissue.

NADPH oxidase was identified as the first enzyme system to generate ROS as its primary function. NADPH oxidase has been identified in almost every tissue type and there is a significant amount of scientific literature associating NADPH oxidase activation with many systemic and ocular conditions. In the eye, the inhibition of NADPH oxidase has been shown to prevent or slow pathology in various models of ocular disease, including retinal degeneration, retinal neovascularization, choroidal neovascularization and uveitis. In addition, the presence of NADPH oxidase in corneal epithelial cells implicates it as having a possible role in dry eye, and the activation of NADPH oxidase in certain pollen grains upon hydration implicates its role in allergic conjunctivitis.

In 2007 and 2008, we executed agreements with Emory University, whereby we acquired options to exclusive, worldwide licenses of patent applications covering two classes of NADPH oxidase inhibitors. We have exercised our option to obtain a license from Emory University with respect to one of the classes of NADPH oxidase inhibitors, and we anticipate finalizing such license agreement in the fourth quarter of 2008. Our strategy around NADPH oxidase inhibition will target, as the first indication, the treatment of dry AMD and specifically the end stage of this condition known as geographic atrophy. We have initiated a testing process to identify the optimal candidate for formulation in a sustained release dosage form for the treatment of geographic atrophy. In addition to studying NADPH oxidase inhibitors, and specifically an intraocular dosage form, to treat dry AMD, we believe that these compounds and this dosage form has the potential to treat other diseases of the eye including the wet form of AMD, diabetic retinopathy and posterior uveitis.

Commercialization

We believe that Iluvien will be the first ophthalmic drug therapy approved by the FDA for the treatment of DME. Our commercialization strategy will be to establish Iluvien as a leading therapy for the treatment of DME and subsequently for other indications. Iluvien is not approved by the FDA. Our commercialization strategy is subject to and dependent upon the approval of Iluvien for the treatment of DME.

Sales and Marketing

We are led by an executive team with extensive development and commercialization expertise with ophthalmic products including the launch and management of Visudyne (Novartis Ophthalmics), the first pharmacological treatment indicated for the treatment of wet AMD, which achieved $100 million in sales in its first full calendar year. We intend to capitalize on our management’s past experience and expertise in marketing eye-care products by directly marketing and selling Iluvien to the approximately 1,600 retinal specialists practicing in the approximately 600 retina centers in the United States and Canada. Important factors in the rate of adoption of Iluvien by retinal specialists include the concentration of retinal specialists in a small number of retina centers, the relative simplicity of the insertion procedure and Iluvien’s expected status as the only ophthalmic drug therapy approved by the FDA for the treatment of DME. We intend to seek a commercialization partner for sales and marketing activities outside North America.

Our plan is to develop our own specialized domestic sales and marketing infrastructure, comprised of approximately 40 people, to commercialize Iluvien and other ophthalmic products that we acquire or develop in the future. We will begin recruiting sales representatives and regional managers with extensive ophthalmic based sales experience in advance of an expected launch of Iluvien in the fourth quarter of 2010. We expect that our domestic sales force will be able to access and form relationships with retinal specialists prior to the commercial launch of Iluvien. In addition, because Iluvien is inserted into a patient’s eye in the retinal specialist’s office using a procedure very similar to intravitreal injection, a procedure commonly employed by retinal specialists, we believe that retinal specialists will be able to use Iluvien in the treatment of DME with minimal training. We will hire additional personnel to support the activities of customer service, post-marketing pharmacovigilance, medical affairs, and regulatory compliance.

Manufacturing

Our clinical trial materials are currently being manufactured by pSivida. In accordance with our agreement with pSivida, pSivida will continue to provide clinical supply materials for our FAME Study,

PK Study and Phase 2 trials in wet AMD and dry AMD. pSivida’s manufacturing process is manual and labor intensive, and is not practical for commercial production. Therefore, we are working with Avail Medical Products, Inc. (Avail) to develop a manufacturing process where automation is employed whenever feasible so that we develop a process capable of being scaled-up to produce commercial quantities. We are currently transferring the manufacturing of Iluvien to an affiliate of Avail and expect this transfer to be completed in 2008. We will seek the FDA’s approval for our Master Validation Plan, which documents the qualification and validation activities required to provide confidence that the equipment and processes used to manufacture Iluvien will consistently produce product that meets its required specifications. We will use the approved Master Validation Plan to produce the registration batches of Iluvien.

Competition

The development and commercialization of new drugs and drug delivery technologies is highly competitive. We will likely face competition with respect to Iluvien and any products we may develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide, many of whom have substantially greater financial and other resources than we do. If Iluvien is approved for use in the treatment of DME, it will compete against laser photocoagulation and off-label use of anti-VEGF and corticosteroid injections, or other therapies that may be approved in the future. While we believe that Iluvien will be the first ophthalmic drug therapy approved by the FDA for the treatment of DME, there are other companies working to develop other drug therapies and sustained delivery platforms for DME and other indications. We believe that the following companies provide potential competition to our product candidates:

•	Genentech’s products ranibizumab (Lucentis) and bevacizumab (Avastin), both antibodies that block all isoforms of VEGF, are being studied for the treatment of DME. Lucentis is currently approved in the United States for the treatment of patients with neovascular wet AMD. Avastin is currently marketed as an oncology product. Neither product is indicated for the treatment of DME, dry AMD or RVO.

•	OSI Pharmaceuticals, Inc.’s product pegaptanib sodium (Macugen) is an anti-VEGF aptamer against VEGF 165. It has been FDA-approved for treatment of all subtypes of choroidal neovascularization in patients with AMD. Macugen is not indicated for the treatment of DME, dry AMD or RVO.

•	Allergan, Inc. (Allergan) is developing Posurdex (dexamethasone sustained delivery), a bioerodable extended release implant that delivers the corticosteroid dexamethasone for DME and RVO. In addition, Allergan’s product Trivaris (triamcinolone acetonide injectable suspension) is approved for sympathetic ophthalmia, temporal arteritis, uveitis, and other inflammatory conditions unresponsive to topical corticosteroids. Trivaris is not indicated for the treatment of DME, wet AMD, dry AMD or RVO.

•	Alcon, Inc.’s product TRIESENCE (triamcinolone acetonide injectable suspension), a preservative free synthetic corticosteroid for visualization during vitrectomy, is approved for the treatment of sympathetic ophthalmia, temporal arteritis, uveitis, and other inflammatory conditions unresponsive to topical corticosteroids. TRIESENCE is not indicated for the treatment of DME, wet AMD, dry AMD or RVO.

In addition, there are a number of other companies, including CoMentis Inc., Lux Biosciences, Inc., MacuSight, Inc., Novagali Pharma S.A. and SurModics, Inc. that are developing drug therapies or sustained delivery platforms for the treatment of ocular disease. Some of these companies may seek to apply their technologies to DME, wet AMD, dry AMD, RVO and other ophthalmic indications.

We believe we will be less likely to face generic competition for Iluvien because of the bioequivalency requirements of a generic form of Iluvien. For a generic pharmaceutical competitor to Iluvien, bioequivalency must be established through the demonstration of an equivalent pharmacodynamic endpoint in a clinical trial. We believe conducting such a clinical trial would be cost prohibitive and time consuming.

The licensing and acquisition of pharmaceutical products, which is part of our strategy, is a highly competitive area. A number of more established companies are also pursuing strategies to license or acquire products. These established companies may have a competitive advantage over us due to their size, cash flow and institutional experience.

Licenses and Agreements

pSivida US, Inc.

In February 2005, we entered into an agreement with pSivida to obtain rights and licenses to intellectual property rights related to pSivida’s proprietary delivery technology. Our agreement with pSivida provides us with a worldwide exclusive license to develop and sell Iluvien, which consists of a tiny polyimide tube with a polyvinyl alcohol cap(s) that is filled with FA in a polyvinyl alcohol matrix, for delivery to the back of the eye for the treatment and prevention of eye diseases in humans (other than uveitis). This agreement also provided us with a worldwide non-exclusive license to develop and sell pSivida’s proprietary delivery device to deliver other corticosteroids to the back of the eye for the treatment and prevention of eye diseases in humans (other than uveitis) or to treat DME by delivering a compound to the back of the eye through a direct delivery method through an incision required for a 25-gauge or larger needle. We do not have the right to develop and sell pSivida’s proprietary delivery device in connection with indications for diseases outside of the eye or for the treatment of uveitis.

The agreement also included a grant by pSivida to us of three options to obtain non-exclusive, worldwide licenses to intellectual property rights related to pSivida’s proprietary delivery technology for the development, manufacturing and marketing of a drug delivery device for the treatment and prevention of eye diseases in humans (other than uveitis) that generally consists of a core within a polymer layer that is designed to deliver a compound specified by us (and approved by pSivida in good faith) by implantation, injection or other direct delivery method to the posterior portion of the eye. Upon the exercise of any of such options, pSivida retains the right to elect one of the following two options: (i) to collaborate with us and co-develop the drug delivery device containing the compound specified by us on the same terms as the February 2005 agreement or (ii) to simply license the intellectual property rights to us, and not collaborate with us with respect to the development of the drug delivery device in exchange for a royalty in the mid-single digits on net sales of such device. In February 2008, we notified pSivida that we were exercising our three options with respect to two NADPH oxidase inhibitors and brimonidine. Shortly thereafter, pSivida notified us that they were electing to collaborate with us on the three compounds that we selected.

We made initial license fee payments totaling $750,000 to pSivida in 2004, and made additional license fee payments of $750,000 to pSivida in 2005 upon the initiation of the Phase 3 trials for Iluvien for the treatment of DME.

Under the February 2005 agreement, the parties agreed to collaborate on the development of Iluvien with FA for DME, and share equally in the development expenses. The parties also agreed that after commercialization of such product, profits, as defined in our agreement would be shared equally.

In March 2008, we and pSivida amended and restated the agreement to provide us with 80% of the net profits and pSivida with 20% of the net profits. In connection with the March 2008 agreement we agreed to:

•	pay $12 million to pSivida upon the execution of the March 2008 agreement;

•	issue a $15 million promissory note to pSivida;

•	forgive all outstanding development payments, penalties and interest as of the effective date of the March 2008 agreement, which totaled $6.8 million;

•	continue responsibility for regulatory, clinical, preclinical, manufacturing, marketing and sales for the remaining development and commercialization of the products;

•	assume all financial responsibility for the development of the products and assume 80% of the commercialization costs of the products (instead of 50% as provided under the February 2005 agreement where commercialization costs were shared equally); and

•	make an additional milestone payment of $25 million after FDA approval of the first product under the March 2008 agreement to be approved by the FDA.

In addition, pursuant to the March 2008 agreement, pSivida is to continue to provide clinical supply materials for our FAME Study, PK Study and Phase 2 trials in wet AMD and dry AMD, perform and maintain stability testing on those supplies, and assist in the technology transfer of Iluvien to Avail.

The $15 million promissory note accrues interest at 8% payable quarterly and is payable in full to pSivida upon the earlier of a liquidity event as defined in the note or September 30, 2012. If the note is not paid in full by March 31, 2010, the interest rate will increase to 20% per annum effective April 1, 2010, and we will be required to begin making principal payments of $500,000 per month.

In connection with the March 2008 agreement, we and pSivida agreed to amend pSivida’s election in connection with our exercise of the three options so that we could develop the drug delivery devices containing the NADPH oxidase inhibitors, and pSivida would develop the drug delivery device with brimonidine. In either case, the non-developing party would receive a royalty of 10% of the net sales of such drug delivery devices from the developing party. We are currently negotiating agreements with respect to the exercise of such options with pSivida.

Our license rights to pSivida’s proprietary delivery device could revert to pSivida if we (i) fail twice to cure our breach of an obligation to make certain payments to pSivida following receipt of written notice thereof; (ii) fail to cure other breaches of material terms of our agreement with pSivida within 30 days after notice of such breaches or such longer period (up to 90 days) as may be reasonably necessary if the breach cannot be cured within such 30-day period; (iii) file for protection under the bankruptcy laws, make an assignment for the benefit of creditors, appoint or suffer appointment of a receiver or trustee over our property, file a petition under any bankruptcy or insolvency act or have any such petition filed against us and such proceeding remains undismissed or unstayed for a period of more than 60 days; or (iv) we notify pSivida in writing of our decision to abandon our license with respect to a certain product using pSivida’s proprietary delivery device.

Emory University

In August 2007, we entered into an option agreement with Emory University related to the fulvene class of NADPH oxidase inhibitors. In exchange for an initial payment of $75,000 and reimbursement of fees related to the filing, prosecution and maintenance of the relevant patents, Emory granted to us an exclusive option, up to June 30, 2008, to acquire an exclusive, worldwide license to intellectual property rights related to the fulvene class of NADPH oxidase inhibitors for the development, manufacturing and marketing of pharmaceutical products for therapeutic and prophylactic uses for the treatment of diseases and disorders of the eye in humans. In February 2008, we entered into a second option agreement with Emory University related to the triphenylmethane class of NADPH oxidase inhibitors. In exchange for an initial payment of $60,000 and reimbursement of fees related to the filing, prosecution and maintenance of the relevant patents, Emory granted to us an exclusive option, up to January 1, 2009, to acquire an exclusive, worldwide license to intellectual property rights related to the triphenylmethane class of NADPH oxidase inhibitors for the development, manufacturing and marketing of pharmaceutical products for therapeutic and prophylactic uses for the treatment of diseases and disorders of the eye in humans.

The terms set forth in the appendix to each of these option agreements provide for us to pay Emory University royalties in the mid-single digits of net sales in countries in which a valid patent claim exists, and in the low-single digits in countries in which a valid patent claim does not exist if at least one licensed patent has issued in the United States. Furthermore, under each option agreement, we will be required to make annual minimum royalty payments in the amount of $250,000 the first calendar year after regulatory approval of the product, $500,000 the second calendar year after regulatory approval of the product, $1 million the third calendar year after regulatory approval of the product and $2.5 million the fourth year after regulatory approval of the product and each subsequent year thereafter, provided that such annual minimum royalty payments will be credited against running royalties earned in the particular calendar year.

In connection with the license agreements, we would obtain an exclusive option to acquire an exclusive, worldwide license to intellectual property rights related to the covered compounds for the development, manufacturing and marketing of pharmaceutical products for therapeutic and prophylactic uses for the treatment of diseases and disorders in humans outside the eye. The option will include the right to sublicense to a third party and will last for a period of up to six years. In order to retain the option over the six-year period, we will be required to make maintenance payments of $550,000 in the aggregate over a five-year period. If we exercise the option during the six-year period and subsequently enter into a sublicense agreement with a sublicensee in connection therewith, then the term of the option shall be automatically extended until the expiration of the last-to-expire relevant patent. We will be required to remit 50% of any royalty amounts and other payments we receive from a sublicensee to Emory University.

In June 2008, we notified Emory University of our exercise of the first option agreement for the fulvene class of NADPH oxidase inhibitors, and anticipate completing the license agreement for these patents in the fourth quarter of 2008.

Emory University may terminate these option agreements upon 30 days’ written notice if we breach any of our obligations under the option agreement, unless we cure such breach prior to the end of the 30-day period.

Dainippon Sumitomo

In November 2007, we entered into a license agreement with Dainippon Sumitomo Pharma Co., Ltd. (Dainippon) whereby it granted to us a non-exclusive, worldwide, royalty free license to patent rights under specific patents and patent applications for the development, manufacturing and marketing in the field of ophthalmology an injectable polymer tube implantable into an eye containing a mixture of a polymer and FA (or derivative or pharmaceutically acceptable salt of FA) with a polyvinyl alcohol or other polymer coating or layer at each end of the tube. In addition, Dainippon granted to us an option to acquire a non-exclusive, worldwide license to patent rights and know-how related to specific patents and patent applications for the development, manufacturing and marketing in the field of ophthalmology other pharmaceutical products. In exchange for the license and option granted to us by Dainippon, we paid $200,000 to Dainippon shortly after the execution of the license agreement, and we are expected to pay another $200,000 to Dainippon within thirty days following the first regulatory approval of the licensed product in the United States by the FDA. Dainippon may terminate the license agreement if we materially fail to fulfill or breach certain terms and conditions of the license agreement and fail to remedy such failure or breach within thirty days after receipt of notice from Dainippon. In addition, Dainippon may terminate the license agreement in the event that we contest the validity of the patent rights related to Dainippon’s specific patents and patent applications. In the event of termination of the license agreement by Dainippon, we are still expected to make the payment described above.

Government Regulation

General Overview

Government authorities in the United States and other countries extensively regulate among other things the research, development, testing, quality, efficacy, safety (pre- and post-marketing), manufacturing, labeling, storage, record-keeping, advertising, promotion, export, import, marketing and distribution of pharmaceutical products.

United States

In the United States, the FDA, under the FFDCA, and other federal and local statutes and regulations, subjects pharmaceutical products to review. If we do not comply with applicable regulations, the government may refuse to approve or place our clinical studies on clinical hold, refuse to approve our marketing applications, refuse to allow us to manufacture or market our products, our products may be seized, injunctions and monetary fines may be imposed, and we may be criminally prosecuted.

To obtain approval of a new product from the FDA, we must, among other requirements, submit data supporting the safety and efficacy as well as detailed information on the manufacture and composition of the product and proposed labeling. The testing and collection of data and the preparation of the necessary applications are expensive and time consuming. The FDA may not act quickly or favorably in reviewing these applications, and we may encounter significant difficulties or costs in our efforts to obtain FDA approval that could delay or preclude us from marketing our products. The drug approval process in the United States generally involves the following:

•	completion of preclinical laboratory and animal testing and formulation studies conducted under Good Laboratory Practices (GLP) regulations;

•	submission of an investigational new drug application (IND) which must become effective before human clinical trials may begin;

•	completion of adequate and well-controlled human clinical trials to establish the safety and efficacy of the investigational drug for its intended use; the studies must be conducted under Good Clinical Practices (GCP) regulations.

•	submission of an NDA or Biologics License Application (BLA);

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the product is produced to assess compliance with current Good Manufacturing Practice (cGMP) regulations;

•	FDA review and approval of the NDA or BLA.

Preclinical tests include laboratory evaluations of the active drug’s chemical and physical properties, product formulation and stability, and animal studies to establish pharmacological effects and safety. The sponsor must submit the results of preclinical tests, chemistry, manufacturing and control (CMC) information, and clinical development plan including clinical protocol(s) in an IND. The sponsor cannot start clinical studies until the IND becomes effective which is 30 days after receipt by the FDA unless the FDA raises concerns or questions before the 30-day period. In that case, the sponsor and the FDA must resolve the questions or concerns before clinical trials can proceed.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators. They are typically conducted in three sequential phases but the phases may overlap or be combined. Each trial must be reviewed and approved by an independent Institutional Review Board before it can begin.

Phase 1 trials usually involve the initial introduction of the investigational drug in a small number of human subjects to evaluate the product’s safety, dosage tolerance and pharmacodynamics and if possible, to gain an early indication of its effectiveness.

Phase 2 trials are usually conducted in a limited patient population to evaluate dosage tolerance and appropriate dosage; identify possible adverse effects and safety risks; and preliminarily evaluate the efficacy of the drug for specific indications.

Phase 3 trials further evaluate clinical efficacy and test further for safety in an expanded patient population at geographically dispersed test sites. Completion of two adequate and well-controlled Phase 3 studies with results that replicate each other is the norm before an application can be submitted to the FDA.

The FDA closely monitors the progress of each phase of clinical testing and may, at its discretion, reevaluate, alter, suspend or terminate testing based on data accumulated to that point and its assessment of the risk/benefit relationship to the patient. Total time required for running the clinical studies varies between 2 and 10 years. Additional clinical testing may be required for special classes of patients, e.g., geriatric patients, pediatric patients, patients with renal impairment.

Once all the clinical studies are completed, the sponsor submits the NDA that contains the results of non-clinical and clinical trials, together with detailed information on the chemistry, manufacturing and controls of the product and proposed labeling. It is also important that the sponsor provide a detailed description and justify the risk/benefit relationship of the drug to the patient. Under the Prescription Drug User Fee Act (PDUFA), the applicant has to pay a user fee which is substantial and increases every year. In fiscal year 2008, the fee is $1,178,000.

The FDA conducts a preliminary review of the NDA and within 60 days will make a “fileability” decision. Once the submission is accepted for filing, the FDA conducts an in-depth review of the NDA. Under the PDUFA, the FDA has ten months and six months respectively in which to complete its review and issue an action letter for a standard and priority review NDA. The review process may be extended by three months if the FDA requests additional information or the sponsor provides significant new information or clarification regarding information already provided in the submission within the last 3 months of the PDUFA goal date. If the FDA’s evaluation of the NDA and audit/inspection of clinical and manufacturing procedures and facilities are favorable, the FDA may issue either an approval letter or an approvable letter. An approvable letter contains conditions that must be met in order to secure final approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter authorizing commercial marketing of the drug for the proposed indication(s). If the FDA’s evaluation of the NDA submission and audit/inspection of clinical and manufacturing procedures and facilities are not favorable, the FDA may refuse to approve the NDA and issue a not approvable letter.

Fast-track Designation

The FDA’s “fast-track” program is intended to facilitate the development and to expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition and that demonstrate the potential to address unmet medical needs. There is an unmet medical need for the treatment of DME, a serious and sight-threatening condition, as there are no ophthalmic drug therapies approved by the FDA for the treatment of DME. We plan to submit Iluvien for fast-track designation at the end of 2008.

Fast-track designation permits the FDA to initiate review of sections of an NDA before the application is complete. This so called “rolling review” is available if the applicant provides and the FDA approves a schedule for the submission of the remaining information and the applicant has paid the applicable user fees, half of which are due at the time of filing and half of which are due at the time of approval. The FDA’s PDUFA review clock does not begin until the complete application is submitted. Additionally, the fast-track designation may be withdrawn by the FDA if it believes that the designation is no longer supported by emerging data, or the designated development program is no longer being pursued.

Other Regulatory Requirements

Risk Evaluation Mitigation Strategy (REMS).  The recently enacted Food and Drug Administration Amendments Act of 2007 (FDAAA), gives the FDA authority to require a drug-specific REMS to ensure the safe use of the drug. In determining whether a REMS is necessary, the FDA must consider the size of the population most likely to use the drug, the seriousness of the disease or condition to be treated, the expected benefit of the drug, the duration of treatment, the seriousness of known or potential adverse events and whether or not the drug is a new chemical entity. If the FDA determines a REMS is necessary, the sponsor must propose the REMS plan at the time of approval. A REMS may be required to include various elements, such as a medication guide or patient package insert, a communication plan to educate health providers of the drug’s risks, limitation on who may prescribe or dispense the drug or other measures that the FDA deems necessary to assure the safe use of the drug.

The FDAAA also expands the FDA’s authority to require post-approval studies and clinical trials if the FDA, after drug approval, deems it appropriate. The purpose of such studies would be to assess a known serious risk or signals of a serious risk related to the drug or to identify an unexpected serious risk when available data indicates the potential for a serious risk. The FDA may also require a labeling change if it becomes aware of new safety information that it believes should be included in the labeling of a drug.

Post-Marketing Requirements.  There are post-marketing safety surveillance requirements that we will need to meet to continue to market an approved product. Adverse experiences with the product must be reported to the FDA and could result in imposition of market restrictions through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety and/or efficacy of the product occur following approval. The FDA may also, in its discretion, require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products.

With respect to product advertising and promotion of marketed products, the FDA imposes a number of complex regulations which include, among others, standards for direct-to-consumer advertising, off-label promotions, industry-sponsored scientific and educational activities and promotional activities involving the Internet. The FDA has very broad enforcement authority under the FFDCA, and failure to abide by these regulations can result in penalties, including the issuance of warning letters directing the sponsor to correct deviations from FDA standards, a requirement that future advertising and promotional materials are pre-cleared by the FDA, and state and federal civil and criminal investigations and prosecutions.

The manufacturing facility that produces our product must maintain compliance with cGMP and is subject to periodic inspections by the FDA. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal and regulatory action, including Warning Letters, seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations, and civil and criminal penalties.

Foreign Regulations

Foreign regulatory systems, although varying from country to country, include risks similar to those associated with FDA regulations in the United States.

Under the European Union regulatory system, applications for drug approval may be submitted either in a centralized or decentralized procedure. Under the centralized procedure, a single application to the European Medicines Agency (EMEA) leads to an approval granted by the European Commission which permits marketing of the product throughout the European Union (currently 27 member states). The centralized procedure is mandatory for new chemical entities, biotech and orphan drug products and products to treat AIDS, cancer, diabetes and neuro-degenerative disorder, auto-immune diseases, other immune dysfunctions and viral diseases. Products that constitute a significant therapeutic, scientific or technical innovation or which are in the interests of patients at the European Union community level may also be submitted under this procedure. Our product would potentially qualify for this procedure as a product that constitutes a significant therapeutic, scientific or technical innovation. If we were to pursue this route, we will need to discuss it with the EMEA18 months before the filing date to justify qualification for eligibility.

The decentralized procedure provides for mutual recognition of nationally approved decisions and is used for products that do not comply with the requirements for the centralized procedure. Under the decentralized procedure, the holders of national marketing authorization in one of the countries within the European Union may submit further applications to other countries within the European Union, who will be requested to recognize the original authorization based on an assessment report provided by the country in which marketing authorization is held.

Our current strategy is to use the decentralized procedure. The United Kingdom Medicines and Healthcare products Regulatory Agency has agreed to be our Reference Member State (the country responsible for reviewing our scientific and clinical data).

Patents and Proprietary Rights

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Because all of our product candidates are licensed to us by third-party collaborators, we are dependent on our collaborators’ ability to obtain and maintain such protection. Where we have conducted our own research, our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

We own or have licensed three U.S. patents and eight U.S. patent applications as well as numerous foreign counterparts to many of these patents and patent applications. We licensed our patent rights relating to Iluvien from pSivida. Pursuant to our licensed rights, we only have the right to our Iluvien-related patent rights for diseases of the human eye (other than uveitis). Our licensed patent portfolio includes U.S. patents with claims directed to methods for administering a corticosteroid with an implantable sustained delivery device to deliver the corticosteroid to the vitreous of the eye wherein aqueous corticosteroid concentration is less than vitreous corticosteroid concentration during release. Our licensed patent portfolio also includes a U.S. patent directed to our low-dose Iluvien device and a pending U.S. patent application directed to our high-dose Iluvien device. In addition, we have patent applications directed to inserter system for Iluvien.

U.S. patents generally have a term of 20 years from the date of filing. The patent rights relating to Iluvien licensed to us from pSivida include three U.S. patents that expire between March 2019 and April 2020 and counterpart filings to these patents in a number of other jurisdictions. No patent term extension will be available for any of these U.S. patents or any of our licensed U.S. pending patent applications.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Employees

As of June 30, 2008, we had 21 employees, two of which hold Ph.D.s, and one of which holds an O.D. Eleven of these employees were engaged in research, development and regulatory activities, and 10 were engaged in administrative support, human resources, finance, information technology and marketing activities.

Facilities

Our facilities consist of 14,000 square feet of leased office space located in Alpharetta, Georgia that houses our corporate headquarters. The corporate headquarters is staffed by those individuals responsible for the administrative support responsibilities of human resources, finance, marketing, information technology, as well as for research, development and regulatory matters. The lease on our headquarters facility expires in August 2009.

We believe that this facility is adequate to meet our current needs. We believe that if additional space is needed in the future, such space will be available on commercially reasonable terms as necessary.

Legal Proceedings

We are not currently a party to any legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors, including their ages and positions as of June 30, 2008.

Name	Age	Position(s)

C. Daniel Myers	54	President, Chief Executive Officer and Director
Kenneth Green, Ph.D.	50	Senior Vice President and Chief Scientific Officer
Susan Caballa	64	Senior Vice President, Regulatory and Medical Affairs
Richard S. Eiswirth, Jr.	39	Chief Financial Officer
David Holland	44	Vice President of Marketing
Philip R. Tracy(3)	66	Chairman of the Board of Directors
Mark J. Brooks(1)(2)	41	Director
Brian K. Halak, Ph.D.(1)(3)	36	Director
Anders D. Hove, M.D.(1)(2)	42	Director
Calvin W. Roberts, M.D.(2)	55	Director
Bryce Youngren(3)	37	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating/Corporate Governance Committee

Executive Officers

C. Daniel Myers is one of our co-founders and has served as our Chief Executive Officer and as a director since the founding of our company in 2003. Before founding our company, Mr. Myers was a founding member of Novartis Ophthalmics (formerly CIBA Vision Ophthalmics) and served as its Vice President of Sales and Marketing from 1991 to 1997 and as President from 1997 to 2003. Mr. Myers holds a B.S. in Industrial Management from Georgia Tech.

Kenneth Green, Ph.D. joined us in 2004 as Vice President of Scientific Affairs, and has served as the Senior Vice President and Chief Scientific Officer of our company since January 2007. Prior to joining us, Dr. Green served as the Global Head of Clinical Sciences at Novartis Ophthalmics. He has managed ophthalmic clinical development organizations at Storz Ophthalmics, Bausch & Lomb and CIBA Vision. He started his career in the pharmaceutical industry in 1984, as a basic research scientist in drug discovery at Lederle Laboratories, and has since held positions in many areas of drug development. Dr. Green holds a B.A. in Chemistry from Southern Illinois University and a Ph.D. in Organic Chemistry from Ohio State University.

Susan Caballa has served as the Senior Vice President of Regulatory and Medical Affairs of our company since 2004. Prior to joining us, Ms. Caballa served as the Vice President of Regulatory and Medical Affairs at Novartis Ophthalmics from 1999 to 2004. Ms. Caballa also held various regulatory management positions with the following companies engaged in the development and marketing of ophthalmic products: Allergan, Inc. (1983-1987), Iolab Corporation, a J&J Company (1987-1994) and Alcon Laboratories, Inc. (1994-1999). Ms. Caballa holds a B.S. in Chemistry and a Masters in Chemistry from the University of Santo Tomas and University of the Philippines.

Richard S. Eiswirth, Jr. has served as Vice President and Chief Financial Officer of our company since October 2005. From 2003 to 2005, Mr. Eiswirth served as founding partner of Brand Ignition Group, engaged in consumer products acquisition activities. From 2002 to 2005, Mr. Eiswirth served as President of Black River Holdings, Inc., a financial consultancy he founded in 2002. Mr. Eiswirth served as chief financial officer and senior executive vice president of Netzee, Inc., a provider of Internet banking solutions to community banks from 1999 to 2002. Mr. Eiswirth held various positions with Arthur Andersen, where he began his career, from 1991 to 1999. Mr. Eiswirth currently serves as director, audit committee chairman and member of the compensation and nomination committees of Jones Soda Co., a Seattle, Washington based beverage company, and previously served as director and audit committee chairman of Color Imaging, Inc., a Norcross, Georgia based manufacturer of printer and copier supplies. Mr. Eiswirth was previously a Certified Public Accountant in Georgia. Mr. Eiswirth holds a Bachelor’s in accounting from Wake Forest University.

David Holland is one of our co-founders and has served as the Vice President of Marketing since the founding of our company in 2003. Prior to founding our company, Mr. Holland served as the Vice President of Marketing of Novartis Ophthalmics from 1998 to 2003. In 1997, Mr. Holland served as Global Head of the Lens Business at CIBA Vision and in 1996, Global Head of the Lens Care Business of CIBA Vision. From 1992 to 1995, Mr. Holland served as the Director of Marketing for CIBA Vision Ophthalmics. From 1989 to 1991, Mr. Holland served as New Products Manager for CIBA Vision. From 1985 to 1989, Mr. Holland served as a Brand Assistant and Assistant Brand Manager of Procter and Gamble. Mr. Holland holds a B.A. in Politics from Princeton University.

Directors

Philip R. Tracy has been a member of our board of directors since 2004. Since 1998, Mr. Tracy has served as a Venture Partner of Intersouth Partners. He is also counsel to the Raleigh, North Carolina law firm Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. Previously, Mr. Tracy was employed by Burroughs Wellcome Co. from 1974 to 1995 and served as President and Chief Executive Officer from 1989 to 1995. Mr. Tracy holds an L.L.B. from George Washington University and a B.A. from the University of Nebraska.

Mark J. Brooks has been a member of our board of directors since 2004. Since its formation in January 2007, Mr. Brooks has served as a Managing Director of Scale Venture Partners. Prior to joining Scale Venture Partners, from 1995 Mr. Brooks worked for Bank of America Ventures, ultimately serving as a Managing Director. Mr. Brooks also serves on the Board of Directors of IPC The Hospitalist Company, Inc., a publicly traded provider of hospitalist services, and also serves on the Board of three privately held companies: National Healing Corporation, LivHome, Inc., and Spinal Kinetics, Inc. Mr Brooks holds an M.B.A. from the Wharton School at the University of Pennsylvania and a B.A. in Economics from Dartmouth College.

Brian K. Halak, Ph.D. has been a member of our board of directors since 2004. Since 2006, Dr. Halak has served as a Partner of Domain Associates, L.L.C. Prior to joining Domain Associates, L.L.C., Dr. Halak served as an analyst of Advanced Technology Ventures from 2000 to 2001. From 1993 to 1995, Dr. Halak has served as an analyst of Wilkerson Group. Dr. Halak holds a Doctorate in Immunology from Thomas Jefferson University and a B.S. in Engineering from the University of Pennsylvania.

Anders D. Hove, M.D. has been a member of our board of directors since 2005. Since 2004, Dr. Hove has served as a General Partner of Venrock Associates. From 1996 to 2004, Dr. Hove was a Fund Manager at BB Biotech Fund, an investment firm, and from 2002 to 2003, he served as the Chief Executive Officer of Bellevue Asset Management. Dr. Hove serves on the boards of directors of a number of public and privately-held companies. Dr. Hove has an M.Sc. in Biotechnology Engineering from The Technical University of Denmark, an M.D. from The University of Copenhagen and an M.B.A. from INSEAD.

Calvin W. Roberts, M.D. has been a member of our board of directors since 2003. Since 1982, Dr. Roberts has served as a Clinical Professor of Ophthalmology at Weill Medical College of Cornell University. Since 1989, Dr. Roberts has also served as a consultant to Allergan, Inc., Johnson & Johnson and Novartis. Dr. Roberts holds an A.B. from Princeton University and an M.D. from the College of Physicians and Surgeons of Columbia University. Dr. Roberts completed his internship and ophthalmology residency at Columbia Presbyterian Hospital in New York and completed cornea fellowships at Massachusetts Eye and Ear Infirmary and the Schepens Eye Research Institute in Boston.

Bryce Youngren has been a member of our board of directors since 2005. Since 2002, Mr. Youngren has worked at Polaris Venture Partners, most recently as a General Partner. Prior to joining Polaris, Mr. Youngren served as a Senior Associate at Great Hill Partners from 1999 to 2002. From 1996 to 1997, Mr. Youngren served as an Analyst for Willis Stein & Partners. From 1994 to 1996, Mr. Youngren served as an Analyst for Bear Stearns & Co. Mr. Youngren holds an M.B.A. from The Wharton School at the University of Pennsylvania and a B.A. in Economics from the University of Illinois at Urbana-Champaign.

Governance and Board Composition

Classified Board.  Our restated certificate of incorporation that will become effective as of the closing of this offering provides for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. As a result, a portion of our board of directors will be elected each year from and after the closing of the offering. To implement the classified structure upon the consummation of the offering, Class I director nominees will be elected to one-year terms, Class II director nominees will be elected to two-year terms and Class III director nominees will be elected to three-year terms. Thereafter, directors will be elected for three-year terms.

C. Daniel Myers and Calvin W. Roberts have been designated as Class I directors whose term will expire at the 2009 annual meeting of stockholders, assuming the completion of the proposed offering. Bryce Youngren, Anders D. Hove and Phillip R. Tracy have been designated as Class II directors whose term will expire at the 2010 annual meeting of stockholders, assuming completion of the proposed offering. Brian K. Halak and Mark J. Brooks have been designated as Class III directors whose term will expire at the 2011 annual meeting of stockholders, assuming completion of the proposed offering. Our amended and restated bylaws that will become effective as of the closing of the offering provide that the number of authorized directors may be changed only by resolution of a number of directors that is more than half of the number of directors then authorized (including any vacancies). Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as reasonably possible, each class will consist of one-third of the directors. The classification of the board of directors may have the effect of delaying or preventing changes in control of our company.

Independent Directors.  Each of our directors other than C. Daniel Myers qualifies as an independent director in accordance with the published listing requirements of the Nasdaq Global Market, or Nasdaq. The Nasdaq independence definition includes a series of objective tests, such as that the director is not also one of our employees and has not engaged in various types of business dealings with us. In addition, as further required by the Nasdaq rules, our board of directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities as they may relate to us and our management.

Board Structure and Committees.  Our board of directors has established an audit committee, a compensation committee and a nominating/corporate governance committee.

Our board of directors and its committees set schedules to meet throughout the year, and also can hold special meetings and act by written consent from time to time as appropriate. The independent directors of our board of directors also will hold separate regularly scheduled executive session meetings at least twice a year at which only independent directors are present. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director in accordance with the Nasdaq standards described above and SEC rules and regulations. Each committee of our board of directors has a written charter approved by our board of directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, copies of each charter will be posted on our Web site at http://www.alimerasciences.com under the Investor Relations section. The inclusion of our Web site address in this prospectus does not include or incorporate by reference the information on our Web site into this prospectus.

Audit Committee.  Our audit committee currently consists of Mark J. Brooks, Anders D. Hove and Calvin W. Roberts. Prior to the effective time of this prospectus, our audit committee will consist of Calvin W.

Roberts and two additional directors who satisfy the independence requirements under the Nasdaq and SEC rules and regulations and have an understanding of fundamental financial statements. Dr. Hove currently serves as chairman of the audit committee.

Mr.            qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations of the SEC. The designation of Mr.            as an “audit committee financial expert” does not impose on him any duties, obligations or liability that are greater than those that are generally imposed on him as a member of our audit committee and our board of directors, and his designation as an “audit committee financial expert” pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of our audit committee or board of directors.

The audit committee monitors our corporate financial statements and reporting and our external audits, including, among other things, our internal controls and audit functions, the results and scope of the annual audit and other services provided by our independent registered public accounting firm and our compliance with legal matters that have a significant impact on our financial statements. Our audit committee also consults with our management and our independent registered public accounting firm prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. Our audit committee is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters, and has established such procedures to become effective upon the effectiveness of the registration statement of which this prospectus forms a part. In addition, our audit committee is directly responsible for the appointment, retention, compensation and oversight of the work of our independent auditors, including approving services and fee arrangements. All related party transactions will be approved by our audit committee before we enter into them.

Both our independent auditors and internal financial personnel regularly meet with, and have unrestricted access to, the audit committee.

Compensation Committee.  Our compensation committee consists of Mark J. Brooks, Brian K. Halak and Anders D. Hove. Our board of directors has determined that Mr. Brooks, Dr. Halak and Dr. Hove satisfy the independence requirements of the Nasdaq and the SEC rules and regulations. Each member of this committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. Dr. Halak serves as chairman of the compensation committee.

The compensation committee reviews and approves our compensation policies and all forms of compensation to be provided to our executive officers and directors, including, among other things, annual salaries, bonuses, and other incentive compensation arrangements. In addition, our compensation committee will administer our stock option and employee stock purchase plans, including granting stock options to our executive officers and directors. Our compensation committee also reviews and approves employment agreements with executive officers and other compensation policies and matters.

Nominating/Corporate Governance Committee.  Our nominating/corporate governance committee currently consists of Brian K. Halak, Philip R. Tracy and Bryce Youngren. Our board of directors has determined that Dr. Halak, Mr. Tracy and Mr. Youngren satisfy the independence requirements of the Nasdaq and the SEC rules and regulations. Mr. Tracy serves as chairman of the nominating/corporate governance committee.

Our nominating/corporate governance committee identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors, conducts searches for appropriate directors and evaluates the performance of our board of directors and of individual directors. The nominating/corporate governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to the board concerning corporate governance matters.

Code of Ethics and Business Conduct.  Our board of directors has adopted a code of ethics and business conduct that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. This code of ethics and business conduct will apply to all of our employees, officers (including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions) and directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our code of ethics and business conduct will be posted on our Web site at www.alimerasciences.com under the Investor Relations section. We intend to disclose future amendments to certain provisions of our code of ethics and business conduct, or waivers of such provisions, applicable to our directors and executive officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) at the same location on our Web site identified above and also in a Current Report on Form 8-K within four business days following the date of such amendment or waiver. The inclusion of our Web site address in this prospectus does not include or incorporate by reference the information on our Web site into this prospectus.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been employed by us.

Executive Officers

Each of our executive officers has been elected by our board of directors and serves until his or her successor is duly elected and qualified.

Director Compensation

On June 25, 2008, our board of directors adopted a compensation program for outside directors. This program will begin on the effective date of this Registration Statement. Pursuant to this program, each member of our board of directors who is not our employee will receive a $20,000 annual retainer, except that the chairman of our board of directors will receive a $25,000 annual retainer. The chairman of the audit committee will receive an additional annual retainer of $7,500, and the chairman of each other committee will receive an additional annual retainer of $3,500. Each other non-employee director serving as a member of a committee will receive an additional annual retainer of $2,000. All retainer fees will be paid in four quarterly payments.

Each non-employee director who first becomes a member of the board of directors after the effective date of this Registration Statement will receive an initial, one-time option award to purchase 20,000 shares of our common stock upon his or her election to our board of directors. Each non-employee director who served as a board member prior to the effective date of this Registration Statement and who continues as a member of the board of directors after such date will receive an initial, one-time option award to purchase 7,500 shares of our common stock upon the effective date of this Registration Statement. Each year beginning in 2009, each non-employee director who will continue to be a director after the annual meeting of our stockholders will be granted an option for 7,500 shares of our common stock at that annual meeting. However, a non-employee director who is receiving the 20,000-share option will not receive the 7,500-share option in the same calendar year.

Each initial stock option will vest and become exercisable with respect to 25% of the option shares after one year of service on the board of directors and an additional 6.25% of the option shares for each subsequent three-month period thereafter. Each annual stock option will be vested and exercisable at the date of grant. Each option granted under the directors’ option grant program will become fully vested upon a change in control of the company and will also become fully vested if the non-employee director’s service terminates due to death. All options granted to the non-employee directors will have an exercise price equal to the fair market value of our common stock on the date of the grant. In cases where a director is serving as such on behalf of an entity, we may issue an option directly to such entity as consideration for the services provided in lieu of granting an option to the director.

We currently have a policy to reimburse directors for travel, lodging and other reasonable expenses incurred in connection with their attendance at board and committee meetings.

Limitation of Liability and Indemnification

Prior to the effective date of this offering, we will enter into indemnification agreements with each of our officers and directors. The form of agreement provides that we will indemnify each of our officers and directors against any and all expenses incurred by that officer or director because of his or her status as one of our officers or directors, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, but subject to various exceptions, we will advance all expenses incurred by our directors in connection with a legal proceeding.

Our restated certificate of incorporation and bylaws contain provisions relating to the limitation of liability and indemnification of directors. The restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our restated certificate of incorporation also provides that if Delaware law is amended, after the approval by our stockholders of our restated certificate of incorporation, to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law. The foregoing provisions of the restated certificate of incorporation are not intended to limit the liability of directors or officers for any violation of applicable federal securities laws. As permitted by Section 145 of the Delaware General Corporation Law, our restated certificate of incorporation provides that we may indemnify our directors to the fullest extent permitted by Delaware law and the restated certificate of incorporation provisions relating to indemnity may not be retroactively repealed or modified so as to adversely affect the protection of our directors.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that we are authorized to enter into indemnification agreements with our directors and officers and we are authorized to purchase directors’ and officers’ liability insurance, which we currently maintain to cover our directors and executive officers.

Compensation Discussion and Analysis

This section discusses our executive compensation polices and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and offers perspective on the data presented in the tables and narrative that follow.

Compensation Philosophy and Objectives

As a biopharmaceutical company, we operate in an extremely competitive, rapidly changing and heavily regulated industry. We believe that the skill, talent, judgment and dedication of the executive officers and our other key employees are critical factors affecting our long-term stockholder value. Therefore, our goal is to maintain a compensation program that will fairly compensate employees, attract and retain highly qualified employees, motivate the performance of employees towards, and reward the achievement of, clearly defined corporate goals, and align employees’ long-term interests with those of our stockholders. To that end, our executive officers’ compensation has three primary components: base compensation or salary, annual incentive compensation or bonus, and stock option awards. In addition, we provide our executive officers a variety of benefits that are available generally to all salaried employees.

We view the components of compensation as related but distinct. Although we review total compensation of our executive officers, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. Our executive officer compensation philosophy is to (1) provide overall compensation, when targeted levels of performance are achieved, which is at the median of pay practices of a peer group selected, among other criteria, for similarities in size, business model and stage of development, and (2) emphasize at-risk equity compensation over annual cash compensation to attract and retain officers and align the majority of their compensation with long-term stockholders’ interests. Our annual cash incentives and our stock option awards are aligned with our achievement of corporate strategic and operating goals. We believe that successful execution against goals is the best way to enhance long-term stockholder value.

We determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal equity and consistency, our overall performance and other considerations we deem relevant. For annual compensation reviews we evaluate each executive’s performance, look to industry trends in compensation levels and generally seek to ensure that compensation is appropriate for an executive’s level of responsibility and for promotion of future performance. Except as described below, we have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation. However, our philosophy is to make a greater percentage of an employee’s compensation performance-based and to keep cash compensation to a nominally competitive level while providing the opportunity to be well rewarded through equity if we perform well over time. We also believe that for life science companies, stock-based compensation is a significant motivator in attracting employees, and while base salary and the potential for cash bonuses must be at competitive levels, performance is most significantly impacted by appropriately relating the potential for creating stockholder value to an individual’s compensation potential through the use of stock options.

We do not have stock ownership guidelines for our officers, because the compensation committee is satisfied that stock and option holdings among our directors and executive officers are sufficient at this time to provide motivation and to align this group’s interests with those of our stockholders. In addition, we believe that stock ownership guidelines are rare in development-stage biopharmaceutical companies, which means that ownership requirements would put us at a competitive disadvantage.

Compensation Committee

The compensation committee of our board of directors is comprised of three non-employee members of the board of directors. The compensation committee’s basic responsibility is to review the performance of our management in achieving corporate objectives and to ensure that the named executive officers are compensated effectively in a manner consistent with our compensation philosophy and competitive practice. In fulfilling this responsibility, the compensation committee reviews the performance of each executive officer each year. The chief executive officer, as the manager of the executive team, assesses the executives’ contributions to the corporate goals and makes a recommendation to the compensation committee with respect to any merit increase in salary, cash bonus and stock option award for each member of the executive team. The compensation committee meets with the chief executive officer to evaluate, discuss and modify or approve these recommendations. The compensation committee also conducts a similar evaluation of the chief executive officer’s contributions when the chief executive officer is not present, and determines any increase in salary, cash bonus and annual replenishment equity award.

Compensation Consultant

The compensation committee has not engaged a compensation consultant for advice on matters related to compensation for executive officers, other key employees and non-employee directors.

Peer Group

In late 2007, the compensation committee established a peer group to better align target compensation with competitive data. Our peer group, which is listed below, was selected by the compensation committee, based on a review of biopharmaceutical companies that were similar to us in market capitalization, development stage, and business model. The compensation committee intends to continue reviewing and revising the peer group periodically to ensure that it continues to reflect companies similar in size and development stage as us.

• Achillion
• Aegerion
• Amicus
• Biolex
• Cadence
• Elixir
• Inhibitex
• MAP
• Neurogesx
• Orexigen
• Pharmasset
• Replidyne
• Sirtris
• Synta
• Targacept
• Targanta
• Vanda

Principal Elements of Compensation

Base Salaries.  Base salaries are set to reflect compensation commensurate with the individual’s current position and work experience. Our goal in this regard is to attract and retain high-caliber talent for the position and to provide a base wage that is not subject to performance risk. Salary for the chief executive officer and the other executive officers is established based on the underlying scope of their respective responsibilities, taking into account competitive market compensation. The base salary for each executive officer is targeted at the median compared to similar positions in the peer companies. In certain circumstances in which an executive officer is uniquely critical to our success or due to the intensely competitive environment for highly qualified employees in this industry, base salary levels may exceed the median target for certain executive officers. We review base salaries for the executive officers annually near the end of each year, and the chief executive officer proposes salary adjustments to the compensation committee based on any changes in our competitive market salaries, individual performance and/or changes in job duties and responsibilities. The compensation committee then determines any salary adjustment percentage applicable to the executive officers. Prior to 2008, our competitive analysis was primarily based upon salary surveys publicly available to us, or made available to us based upon our participation in the survey. Beginning in late 2007, for purposes of determining the executive salaries for 2008, the competitive market analysis was made in comparison to our peer group. Effective January 1, 2008, Mr. Myers’s salary was increased to $340,000, Dr. Green’s salary was increased to $250,000, Ms. Caballa’s salary was increased to $220,000, Mr. Eiswirth’s salary was increased to $240,000 and Mr. Holland’s salary was increased to $210,000.

Annual Incentive Compensation.  Annual cash incentives for the executive officers are designed to reward the achievement of overall performance by our executives each year, which we believe in turn should increase stockholder value. Annual incentive awards are determined and paid out based upon the following criteria:

•	50% based upon the achievement of individual performance goals;

•	25% based upon our achievement of corporate performance goals; and

•	25% based upon the subjective assessment by the compensation committee of the progress of the executive team towards our strategic objectives

The annual performance goals, both corporate and individual, are established at the beginning of the fiscal year and are clearly communicated, measurable and consistently applied. A target bonus is set for each executive officer based on targets for comparable positions and is stated in terms of a percentage of the officer’s annualized base salary for the year. The target bonus for each named executive office is targeted at the median of the peer group. In December 2007, the compensation committee, based on an analysis of the peer group, adjusted the bonus targets of the named executives for 2008. The target bonus for our chief executive officer was increased to 40% of his annualized base salary, and to 25% of annualized base salary for each of the other named executives.

Early each year, the executive team proposes a set of corporate performance objectives and proposes percentage weights to be allocated to each goal, with higher weights given to those goals that we believe will have a greater impact on our value and/or are more challenging to achieve within the time frame specified. The compensation committee evaluates and approves the final goals and weightings. The individual goals of our chief executive officer and other named executives are established in a manner to align their performance objectives with, and support the achievement of, our corporate performance goals. Our chief executive officer proposes his annual individual performance goals and percentage weights to the compensation committee for its consideration and approval. The performance goals and percentage weights of the remaining named executives are determined individually by the chief executive officer and the specific named executive.

At the end of each year, our chief executive officer assesses his and the named executives’ achievement of their individual performance goals for the year, and recommends a percentage payout for each individual for the 50% of the target bonus that is allocated to individual performance goals. The compensation committee accepts and approves that percentage as is, or adjusts it to the extent the compensation committee deems appropriate. Our chief executive officer and his management team also assess our achievement of corporate performance goals, and recommend a percentage payout for the 25% of the target bonus that is allocated to corporate performance goals. The compensation committee accepts and approves that percentage as is, or adjusts it to the extent the compensation committee deems appropriate. The remaining 25% of the annual incentive compensation is determined at the discretion of the compensation committee. The compensation committee evaluates subjective criteria, including, but not limited to, its assessment of the management teams stewardship of the company, contributions to improving stockholder value, and strategic planning for long-term goals.

For 2007, the corporate goals and their respective weights were the enrollment of 900 patients in the FAME Study (40%), the selection of the next development project (30%), and three other corporate objectives (10% each). The 2007 individual goals for Mr. Myers were the market development of Iluvien (20%), two other milestones related to Iluvien (30% in the aggregate), the selection of the next development project (20%), and three other objectives (10% each). The individual goals for Dr. Green were the enrollment of 900 patients in the FAME Study (30%), the selection of the next development project (25%), and three other objectives (15% each). The individual goals for Ms. Caballa were support for the selection of the next development project (25%), seven milestones related to Iluvien (59% in the aggregate), and three other objectives (16% in the aggregate). The individual goals for Mr. Eiswirth were completion of a Sarbanes-Oxley Act compliance project (30%), completion of the 2006 audit (20%), completion of a preliminary road show for institutional investors (20%), acceleration of completion of monthly financial reports (20%), and selection of the investment banking team for this offering (10%). Finally, the individual goals for Mr. Holland were five milestones related to the market development of Iluvien (30% in the aggregate), five milestones related to initiating the branding of Iluvien (30% in the aggregate), and eight other objectives (40% in the aggregate).

In 2007, the bonus payout for our chief executive officer was 26% of salary, and ranged from 20% to 22% for the remaining named executives. All executives received 90% of the amount available for corporate goals, and 90% of the amount that was determined at the discretion of the compensation committee. The personal goal achievement of each executive for 2007 was 85% for Mr. Myers, 94% for Dr. Green, 95% for Ms. Caballa, 100% for Mr. Eiswirth, and 96% for Mr. Holland. Because Mr. Myers’s individual goals are highly correlated to the individual goals of all of the other executives, his individual goal achievement is typically lower than that of the other executives individually. The Non-Equity Incentive Compensation Plan column of the “Summary Compensation Table” on page 86 sets forth bonuses earned by the named executive officers for performance in 2007 (though Dr. Green’s was paid in 2008).

For 2008, the corporate goals and their respective weights are two milestones related to this offering (35% in the aggregate), two milestones related to the development and eventual registration of Iluvien (25% in the aggregate), one goal associated with the amendment of our agreement with pSivida (20%) and one objective related to the progress of our development pipeline (20%). The 2008 individual goals for Mr. Myers are one goal associated with the amendment of our agreement with pSivida (20%), two milestones related to this offering (35% in the aggregate), one objective related to our research and development activities (20%), five milestones related to the pre-marketing efforts for Iluvien (15% in the aggregate), and one milestone related to the technology transfer of Iluvien (10%). The individual goals for Dr. Green are two milestones related to this offering (35% in the aggregate) and four other objectives related to our research and development activities (65% in the aggregate). The individual goals for Ms. Caballa are five milestones related to Iluvien (65% in the aggregate), two milestones related to new-product development (20% in the aggregate), and three other objectives (15% in the aggregate). The individual goals for Mr. Eiswirth are timely completion of the 2007 audit (15%), three milestones related to this offering (60% in the aggregate), and one goal associated with the amendment of our agreement with pSivida (25%). Finally, the individual goals for Mr. Holland are 12 milestones related to the packaging, market development and branding of Iluvien (65% in the aggregate), two milestones related to the completion of a pharmaco-economic study (20% in the aggregate), and three milestones related to support for corporate objectives (15% in the aggregate). Based on our historical performance against our objectives, and our year-to-date performance, we consider it likely that we will attain between 90% and 95% of our corporate and individual goals.

Long-Term Incentive Compensation.  We utilize stock options for our long-term equity compensation to ensure that our executive officers have a continuing stake in our long-term success. Because our executive officers are awarded stock options with an exercise price equal to the fair market value of our common stock on the date of grant, the determination of which is discussed below, these options will have value to our executive officers only if the market price of our common stock increases after the date of grant. Typically, our stock option grants to new employees vest at the rate of 25% after the first year of service, with the remainder vesting ratably over the subsequent 36 months. We do not use a targeted cash/equity split to set officer compensation.

Our board of directors has historically determined the value of our common stock based upon the consideration of several factors impacting our valuation. We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. As a public company, we intend to grant equity awards at fair market value (the closing price) on the date that the grant occurs.

Generally, in order to align his or her interests with those of our stockholders, a significant stock option grant is made to an executive officer at the first regularly scheduled meeting of the compensation committee after the officer commences employment. From time to time between 2004 and early 2007, the compensation committee, upon the recommendation of our chief executive officer, made incremental stock option grants to certain named executives in connection with expanding responsibilities or financings. In December 2007, the compensation committee made a replenishment grant to each of our executive officers, based upon its analysis of comparable positions at our peer group companies and the recommendation of our chief executive officer, in order to align each executive with the peer group. Generally, the compensation committee determined the amount of the grant with the goal of setting each executive’s total beneficial ownership at a level equivalent to the median of the comparable positions within the peer group. In certain circumstances in which an executive officer is uniquely critical to our success, the compensation committee targeted a level of total beneficial ownership in excess of the median.

In March 2008, subsequent to our acquisition of increased equity in the future profits of Iluvien and the closing of the first tranche of our Series C preferred stock sale, the compensation committee made a replenishment grant to our executive officers to reward each officer for his part in completing the acquisition and to reduce the dilutive impact of the Series C preferred stock sale to each officer. The amount of each grant was in proportion to each officer’s total beneficial ownership prior to the grant. The exercise price of each grant was $0.71 per share, and the grants covered the number of shares set forth below:

C. Daniel Myers	689,454
Kenneth Green, Ph.D.	229,206
Susan Caballa	157,579
Richard S. Eiswirth, Jr.	157,579
David Holland	171,904

In addition, the compensation committee granted Mr. Eiswirth an option for 100,000 shares on June 25, 2008 for his contributions toward the consummation of this offering. The exercise price of this grant was $1.14 per share.

The compensation committee plans to consider future replenishments of equity awards for executive officers annually based upon recommendations from the chief executive officer and in comparison to the peer group. We believe that the resulting overlapping vesting schedule from awards made in prior years, together with the number of shares subject to each award, helps ensure a meaningful incentive to remain in our employ and to enhance stockholder value over time. Stock option grants made to executives generally vest quarterly over a four-year period with an initial one-year cliff.

Severance and Change in Control

Each of our executives has a provision in his or her employment agreement providing for certain severance benefits in the event of termination without cause, or the executive’s decision to terminate his or her employment for good reason after a change in control. These severance provisions are described in the “— Employment agreements” section below.

In June 2008 our board of directors established acceleration provisions for unvested options in the event of a change in control. Under these provisions, unvested options vest in full in the event that the stock options are not continued or replaced with an alternate security, the executive is terminated, or the executive terminates his employment for good reason. See “— Potential payments upon termination or change in control” below for estimates of severance and change in control benefits.

We believe these severance and change in control arrangements mitigate some of the risk that exists for executives working in a smaller company. These arrangements are intended to attract and retain qualified executives who could have other job alternatives that may appear to them to be less risky absent these arrangements. Because of the significant acquisition activity in the life science industry, there is a possibility that we could be acquired in the future. Accordingly, we believe that the larger severance packages resulting from terminations related to change in control transactions, and bonus and vesting packages relating to the change in control itself, will provide an incentive for these executives to continue to help successfully execute such a transaction from its early stages until closing.

Other Benefits

Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other employees, subject to applicable law. We also provide vacation and other paid holidays to all employees, including our executive officers, which are comparable to those provided at peer companies. At this time, we do not provide special benefits or other perquisites to our executive officers.

Financial Restatement

Our compensation committee has not adopted a policy on whether or not we will make retroactive adjustments to any cash or equity-based incentive compensation paid to executive officers (or others) where the payment was predicated upon the achievement of financial results that were subsequently the subject of a restatement. Our compensation committee believes that this issue is best addressed when the need actually arises, when all of the facts regarding the restatement are known.

Tax and Accounting Treatment of Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1 million per person on the amount of compensation that we may deduct in any one year with respect to each of our named executive officers other than the chief financial officer. There is an exemption from the $1 million limitation for performance-based compensation that meets certain requirements. All grants of options or stock appreciation rights under our 2008 Equity Incentive Plan are intended to qualify for the exemption. See “Management — Equity Benefit Plans — 2008 Equity Incentive Plan” for additional information. Grants of restricted shares or stock units under our 2008 Equity Incentive Plan may qualify for the exemption if vesting is contingent on the attainment of objectives based on the performance criteria set forth in the plan and if certain other requirements are satisfied. Grants of restricted shares or stock units that vest solely on the basis of service cannot qualify for the exemption. Our current cash incentive plan is not designed to qualify for the exemption. To maintain flexibility in compensating officers in a manner designed to promote varying corporate goals, our compensation committee has not adopted a policy requiring all compensation to be deductible. Although tax deductions for some amounts that we pay to our named executive officers as compensation may be limited by section 162(m), that limitation does not result in the current payment of increased federal income taxes by us due to our significant net operating loss carry-forwards. Our compensation committee may approve compensation or changes to plans, programs or awards that may cause the compensation or awards to exceed the limitation under section 162(m) if it determines that such action is appropriate and in our best interests.

We account for equity compensation paid to our employees under the rules of SFAS 123R, which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued. We have not tailored our executive compensation program to achieve particular accounting results.

Executive Compensation

2007 Summary Compensation Table

The following table provides information regarding the compensation of each of the individuals who served as our principal executive officer and principal financial officer in 2007 and each of the next three most highly compensated executive officers during 2007. We refer to these executive officers as our named executive officers.

						Non-Equity
					Option	Incentive Plan		All Other
		Salary	Bonus(1)		Awards(2)	Compensation(3)		Compensation(4)	Total
Name and Principal Position	Year	($)	($)		($)	($)		($)	($)

C. Daniel Myers	2007	273,825	18,428		28,919	53,236		153	374,561
President and Chief Executive Officer
Kenneth Green, Ph.D.	2007	224,057	11,138	(5)	21,544	34,340	(5)	153	291,232
Senior Vice President, Scientific Affairs and Chief Scientific Officer
Susan Caballa	2007	200,108	9,900		12,864	30,800		153	253,825
Senior Vice President, Regulatory and Medical Affairs
Richard S. Eiswirth, Jr.	2007	198,425	9,781		16,589	31,517		153	256,465
Chief Financial Officer
David Holland	2007	191,951	9,461		8,922	29,644		153	240,131
Vice President, Marketing

(1)	The amounts set forth in this column represent the discretionary bonuses paid to executives based on the board of directors’ approval. Discretionary bonus amounts were earned and paid in 2007 for all executives with the exception of Dr. Green, who was paid the 2007 earned amount in 2008.

(2)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS 123(R), excluding forfeiture estimates. See Note 11 of the Notes to our Financial Statements included elsewhere in this prospectus for a discussion of our assumptions in determining the SFAS 123(R) values of our option awards.

(3)	Non-Equity Incentive Plan Compensation represents the bonuses paid to executives based on personal and corporate targets as defined in our Incentive Compensation Bonus Plan and approved by the board of directors.

(4)	All Other Compensation represents group term life insurance premiums paid on an executive’s behalf.

(5)	Represents amount paid in January 2008 for bonuses earned for the fiscal year 2007.

“Salary,” “bonus” and “non-equity incentive plan compensation” accounted for the following percentages of the “total” compensation of our named executive officers:

			Non-Equity
			Incentive
			Plan
Name	Salary	Bonus	Compensation

C. Daniel Myers	73%	5%	14%
Kenneth Green, Ph.D.	77%	4%	12%
Susan Caballa	79%	4%	12%
Richard S. Eiswirth, Jr.	77%	4%	12%
David Holland	80%	4%	12%

2007 Grants of Plan-Based Awards

The following table shows information regarding cash incentive bonus and equity awards during the fiscal year ended December 31, 2007 to the executive officers named in the Summary Compensation Table.

					All Other Option
					Awards: Number of
		Estimated Future			Securities	Exercise or Base	Grant Date Fair
		Payouts Under Non-Equity Incentive Plan Awards			Underlying Options	Price of Option	Value of Option
Name	Grant Date	Minimum	Target	Maximum	(#)(1)	Awards ($/Sh)(2)	Awards ($)(3)

C. Daniel Myers	12/13/2007	$0	$136,000	$136,000	756,001	$0.41	$84,606
Kenneth Green, Ph.D.	12/13/2007	0	62,500	62,500	88,663	0.41	9,922
	3/1/2007				200,000	0.41	24,836
Susan Caballa	12/13/2007	0	55,000	55,000	12,518	0.41	1,401
	3/1/2007				50,000	0.41	6,209
Richard S. Eiswirth, Jr.	12/13/2007	0	60,000	60,000	112,518	0.41	12,592
David Holland	12/13/2007	0	52,500	52,500	6,645	0.41	744

(1)	The option grants in this column vest as to 25% on December 13, 2008 and as to an additional 6.25% of the shares on each three-month anniversary date thereafter, except for the March 1, 2007 grants to Dr. Green and Ms. Caballa, which vest as to 25% on March 1, 2008 and as to an additional 6.25% of the shares on each three-month anniversary date thereafter.

(2)	The fair market value of the option awards was determined by our board of directors as of the date of grant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — The Valuation of our Common Stock” for additional information.

(3)	The amounts in this column represent the aggregate grant date fair value of the option awards, computed in accordance with SFAS 123(R). See Note 11 of the Notes to our Financial Statements included elsewhere in this prospectus for a discussion of our assumptions in determining the SFAS 123(R) grant date fair value of our option awards.

Outstanding Equity Awards at 2007 Year-End

The following table shows stock options outstanding on December 31, 2007, the last day of our fiscal year, to each of the executive officers named in the Summary Compensation table. No executive officer held unvested shares of stock on that date.

The vesting schedule applicable to each outstanding option is described in the footnote to the table below. See “Management — Potential Payments upon Termination or Change in Control” for additional information regarding the vesting acceleration provisions applicable to the options held by our named executive officers.

	Option Awards
		Number of	Number of
		Securities	Securities
		Underlying	Underlying	Option
		Unexercised	Unexercised	Exercise	Option
		Options (#)	Options (#)	Price	Expiration
Name	Initial Vesting Date	Exercisable(1)	Unexercisable	($/share)	Date

C. Daniel Myers	7/7/2005	125,834	29,039	$0.60	7/7/2014
	11/22/2006	187,500	187,500	0.39	1/1/2016
	11/22/2006	187,500	187,500	0.39	10/12/2016
	12/13/2008	—	756,001	0.41	12/13/2017
Kenneth Green, Ph.D.	8/2/2005	203,125	46,875	0.60	8/2/2014
	1/3/2006	34,375	15,625	0.60	1/1/2015
	11/22/2006	75,000	75,000	0.39	1/1/2016
	11/22/2006	75,000	75,000	0.39	10/12/2016
	11/22/2007	18,750	56,250	0.39	10/12/2016
	3/1/2008	—	200,000	0.41	3/1/2017
	12/13/2008	—	88,663	0.41	12/13/2017
Susan Caballa	7/7/2005	24,673	5,694	0.60	7/7/2014
	2/18/2006	47,873	21,760	0.60	2/18/2015
	11/22/2006	75,000	75,000	0.39	1/1/2016
	11/22/2006	75,000	75,000	0.39	10/12/2016
	3/1/2008	—	50,000	0.41	3/1/2017
	12/13/2008	—	12,518	0.41	12/13/2017
Richard S. Eiswirth, Jr.	10/31/2006	23,163	23,162	0.60	10/31/2015
	10/31/2006	164,338	164,338	0.39	1/1/2016
	11/22/2007	43,750	131,250	0.39	10/12/2016
	12/13/2008	—	112,518	0.41	12/13/2017
David Holland	7/7/2005	74,020	17,082	0.60	7/7/2014
	11/22/2006	56,250	56,250	0.39	1/1/2016
	11/22/2006	56,250	56,250	0.39	10/12/2016
	12/13/2008	—	6,645	0.41	12/13/2017

(1)	One-quarter of each option vests upon continuous service through the Initial Vesting Date shown in the table. Thereafter, the option vests in 12 equal quarterly installments over the next three years of service.

Option Exercises and Stock Vested During 2007

There were no option exercises by our named executive officers in 2007. The following table shows the number of shares of our stock that vested in 2007 for our named executive officers:

	Stock Awards
	Number of Shares	Value Realized on
Name	Acquired on Vesting	Vesting

C. Daniel Myers	134,000	$47,663
Kenneth Green, Ph.D.	—	—
Susan Caballa	22,333	7,944
Richard S. Eiswirth, Jr.	—	—
David Holland	44,667	15,888

Employment Agreements

We have entered into employment agreements with each of our named executive officers. The material terms are as follows:

C. Daniel Myers.  We entered into a letter agreement with Dan Myers in July 2004. The letter agreement provides for a starting salary of $250,000 and a bonus of $62,500. The agreement also provides that the board grant him an option to purchase 154,873 shares of common stock. The board of directors adjusts Mr. Myers’s salary and bonus potential from time to time. The most recent adjustment in December 2007 increased Mr. Myers’s annual salary to $340,000 with a bonus potential of 40% of his base salary, or $136,000, effective January 1, 2008. The adjustment also provided for an additional grant of 756,001 options. If we terminate Mr. Myers’s employment without cause or if Mr. Myers resigns for good reason, he is entitled to one year of his base salary at the rate in effect at the time of his termination paid in 12 equal monthly installments. Mr. Myers will also be entitled to the portion of his bonus earned up until termination. In addition, he is entitled to reimbursement of his premiums for medical insurance coverage under COBRA for 12 months after the date of termination or until he is eligible to be covered under a medical insurance plan by a subsequent employer.

Kenneth Green, Ph.D.  We entered into a letter agreement with Kenneth Green in June 2004. Under the letter agreement Dr. Green’s starting salary is $185,000 with a potential bonus of up to 20% of his base salary. The agreement also provides that the board grant him an option to purchase 250,000 shares of common stock and an additional option to purchase 50,000 shares of common stock if certain performance goals are met. Our board of directors adjusts Dr. Green’s salary and bonus potential from time to time. The most recent adjustment in December 2007 increased Dr. Green’s annual salary to $250,000 with a bonus potential of 25% of his base salary, or $62,500, effective January 1, 2008. The adjustment also provided for an additional grant of 88,663 options. If we terminate Dr. Green’s employment without cause or if Dr. Green resigns for good reason, he is entitled to one year of his base salary at the rate in effect at the time of his termination paid in 12 equal monthly installments. He is also entitled to the portion of his bonus earned up until his termination. In addition, he is entitled to reimbursement of his premiums for medical insurance coverage under COBRA for 12 months after the date of termination or until he is eligible to be covered under a medical insurance plan by a subsequent employer.

Susan Caballa.  We entered into a letter agreement with Susan Caballa in June 2004. The letter agreement provides for a starting salary of $160,000 and a bonus of $32,000. In addition, the letter agreement provides that the board will grant Ms. Caballa an option to purchase 30,367 shares of common stock. The board of directors adjusts Ms. Caballa’s salary and bonus potential from time to time. Pursuant to the most recent adjustment in December 2007, Ms. Caballa’s annual salary increased to $220,000 and her bonus potential increased to 25% of her base salary, which is $55,000, effective January 1, 2008. The adjustment also provided for an additional grant of 12,518 options. If we terminate Ms. Caballa’s employment without cause or Ms. Caballa resigns for good reason, she is entitled to one year of her base salary at the rate in effect at the time of her termination paid in 12 equal monthly installments. Ms. Caballa is also entitled to the portion of her bonus earned up until her termination. In addition, she is entitled to reimbursement of her premiums for medical insurance coverage under COBRA for 12 months after the date of termination or until she is eligible to be covered under a medical insurance plan by a subsequent employer.

Richard S. Eiswirth, Jr.  We entered into a letter agreement with Richard S. Eiswirth Jr. in October 2005. The letter agreement provides for a starting salary of $190,000 and a bonus of $38,000. The agreement also provides that the board grant him an option to purchase 46,325 shares of common stock. Our board of directors adjusts Mr. Eiswirth’s salary and bonus potential from time to time. The most recent adjustment in December 2007 increased Mr. Eiswirth’s annual salary to $240,000 with a bonus potential of 25% of his base salary, which is $60,000, effective January 1, 2008. The adjustment also provided for an additional grant of 112,518 options. If we terminate Mr. Eiswirth’s employment without cause or if Mr. Eiswirth resigns for good reason, he is entitled to one year of his base salary at the rate in effect at the time of his termination paid over 12 equal monthly installments. He is also entitled to the portion of his bonus earned up until his termination. In addition, he is entitled to reimbursement of his premiums for medical insurance coverage under COBRA for 12 months after the date of termination or until he is eligible to be covered under a medical insurance plan by a subsequent employer.

David Holland.  We entered into a letter agreement with David Holland in June 2004. The letter agreement provides for a starting salary of $175,000 and a bonus potential of 20% of his base salary. In addition, the letter agreement provides that the board grant Mr. Holland an option to purchase 91,102 shares of common stock. The board of directors occasionally adjusts Mr. Holland’s salary and bonus potential. In the most recent adjustment in December 2007, the board of directors increased Mr. Holland’s annual salary to $210,000 with a bonus potential of 25% of his base salary, or $52,500, effective January 1, 2008. The adjustment also provided for an additional grant of 6,645 options. If we terminate Mr. Holland’s employment without cause or if Mr. Holland resigns for good reason, he is entitled to one year of his base salary at the rate in effect at the time of his termination paid over 12 equal monthly installments. Mr. Holland will also be entitled to the portion of his bonus earned up until termination. In addition, he is entitled to reimbursement of his premiums for medical insurance coverage under COBRA for 12 months after the date of termination or until he is eligible to be covered under a medical insurance plan by a subsequent employer.

For purposes of severance payments, “good reason” is defined in all employment agreements as:

•	a reduction of the executive’s base salary;

•	a material adverse change in the executive’s responsibilities or duties;

•	a geographical relocation of our corporate headquarters, or the executive’s primary business location, to a location that is more than 35 miles from the present location; or

•	any material breach by us of the employment agreement.

The executive must provide us with written notice within 90 days after a good reason condition comes into the existence, and we have 30 days to remedy the condition after receipt of the notice.

Potential Payments upon Termination or Change in Control

The following table describes the potential payments and benefits upon termination of our named executive officers’ employment before or after a change in control of the company, as if each officer’s employment terminated as of December 31, 2007.

			Termination
			without
		Voluntary	Cause or	Termination
		Resignation	for Good	without
		or	Reason Prior	Cause or for
		Termination	to Change in	Good Reason after
Name	Benefit	for Cause	Control	Change in Control

	C. Daniel Myers
	Salary	$0	$273,000		$273,000
	Bonus	0	81,900		81,900
	Benefit Continuation	0	10,611		10,611
	Accelerated Vesting	—	—

	Total value	$0	$365,511	$

	Kenneth Green, Ph.D.
	Salary	$0	$225,000		$225,000
	Bonus	0	49,500		49,500
	Benefit Continuation	0	10,337		10,337
	Accelerated Vesting	—	—

	Total value	$0	$284,837	$

	Susan Caballa
	Salary	$0	$200,000		$200,000
	Bonus	0	44,000		44,000
	Benefit Continuation	0	4,317		4,317
	Accelerated Vesting	—	—

	Total value	$0	$248,317	$

	Richard S. Eiswirth, Jr.
	Salary	$0	$197,600		$197,600
	Bonus	0	43,472		43,472
	Benefit Continuation	0	15,840		15,840
	Accelerated Vesting	—	—

	Total value	$0	$256,312	$

	David Holland
	Salary	$0	$191,126		$191,126
	Bonus	0	42,048		42,048
	Benefit Continuation	0	15,840		15,840
	Accelerated Vesting	—	—

	Total value	$0	$249,024	$

Bonus payments in the year of termination would be based on the actual earned bonus and may be less than the target bonus. For purposes of accelerated vesting, “good reason” is defined in all employment agreements as:

•	a material adverse change in the executive’s responsibilities or duties;

•	a geographical relocation of our corporate headquarters, or the executive’s primary business location, to a location that is more than 35 miles from the present location; or

•	any breach by us of the employment agreement that is material and not cured, or capable of being cured, within 30 days after the executive gives us and our board of directors written notice.

For purposes of valuing the severance payments in the table above, we used each executive’s base salary at the rate in effect at the end of 2007 and the number of accrued but unused vacation days at the end of 2007.

The value of option acceleration shown in the table above was calculated based on the assumption that the officer’s employment was terminated and the change in control (if applicable) occurred on December 31, 2007, and that the fair market value of our common stock on that date was $ , which represents the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus. The value of the vesting acceleration was calculated by multiplying the number of unvested shares subject to each option by the difference between the fair market value of our common stock as of December 31, 2007, and the exercise price of the option.

2007 Director Compensation

Our directors who serve as the designees of the significant holders of our Series A, Series B and Series C preferred stock, Dr. Halak, Dr. Hove, Mr. Tracy, Mr. Youngren and Mr. Brooks, received no cash compensation and no equity-based compensation during 2007 for their service on our board of directors or committees of our board of directors. Our independent, non-employee director, Dr. Roberts, receives $12,000 in fees each year and a grant of 15,000 options per year. He received his options for 2006 and 2007 in one grant of 30,000 options on December 14, 2006. We have a policy of reimbursing all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board and committee meetings.

The following table sets forth the total compensation paid to each person who served as a director during 2007, other than a director who also served as a named executive officer.

Fees Earned or
Name	Paid in Cash	Total

Philip R. Tracy	$—	$—
Mark J. Brooks	—	—
Brian K. Halak, Ph.D.	—	—
Anders D. Hove, M.D.	—	—
Calvin W. Roberts, M.D.	12,000	12,000
Bryce Youngren	—	—

On December 31, 2007, the number of shares subject to each option held by a non-employee director, the exercise price per share, the grant date fair value of each option (computed in accordance with SFAS 123R) and the aggregate number of options outstanding were as follows:

					Aggregate Number
		Number of	Exercise		of Options
		Options	Price per	Grant Date	Outstanding on
Name	Date of Grant	Granted	Share	Fair Value(1)	December 31, 2007

Calvin W. Roberts, M.D.	12/29/2004	15,000	$0.60	$5,400	60,000
	7/1/2005	15,000	0.60	5,400
	12/14/2006	30,000	0.39	11,700

(1)	See Note 11 of the Notes to our Financial Statements included elsewhere in this prospectus for a discussion of our assumptions in determining the SFAS 123(R) grant date fair value of our option awards. All director options have a 7-year term and were fully vested upon grant.

Following this offering, our non-employee directors will be eligible for cash compensation and for stock option grants under our 2008 Equity Incentive Plan. See “Management — Director Compensation” for additional information.

Equity Benefit Plans

2008 Equity Incentive Plan

Our board of directors adopted our 2008 Equity Incentive Plan on June 25, 2008, and our stockholders approved it on          , 2008. The 2008 Equity Incentive Plan will take effect on the effective date of the registration statement of which this prospectus is a part. Our 2008 Equity Incentive Plan replaced the 2004 Incentive Stock Plan and the 2005 Incentive Stock Plan. No further grants will be made under either of these plans after this offering. However, the options outstanding after this offering under the 2004 Incentive Stock Plan or the 2005 Incentive Stock Plan will continue to be governed by their existing terms.

Shares Reserved.  We have reserved           shares of our common stock for issuance under the 2008 Equity Incentive Plan. The number of shares reserved for issuance under the plan will be increased automatically on January 1 of each year, starting with 2010, by a number equal to the smallest of:

•	shares;

•	4% of the shares of common stock outstanding at that time; or

•	the number of shares determined by our board of directors.

In general, to the extent that awards under the 2008 Equity Incentive Plan are forfeited or lapse without the issuance of shares, those shares will again become available for awards. All share numbers described in this summary of the 2008 Equity Incentive Plan are automatically adjusted in the event of a stock split, a stock dividend, or a reverse stock split.

Administration.  The compensation committee of our board of directors administers the 2008 Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to the plan and outstanding awards.

Eligibility.  Employees, members of our board of directors who are not employees, and consultants are eligible to participate in our 2008 Equity Incentive Plan.

Types of Award.  Our 2008 Equity Incentive Plan provides for the following types of award:

•	incentive and non-statutory stock options to purchase shares of our common stock;

•	stock appreciation rights;

•	restricted shares of our common stock; and

•	stock units.

Options and Stock Appreciation Rights.  The exercise price for options granted under the 2008 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

•	cash;

•	shares of common stock that the optionee already owns;

•	an immediate sale of the option shares through a broker approved by us; or

•	a promissory note, if permitted by applicable law.

All forms of payment other than cash require the consent of the compensation committee. A participant who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights may not be less than 100% of the fair market value of our common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash or shares of common stock, or a combination of both. Options and stock appreciation rights vest at the time or times determined by the compensation committee. In most cases, they will vest over a four-year period following the date of grant. Options and stock appreciation rights also expire at the time determined by the compensation committee, but in no event more than 10 years after they are granted. They generally expire earlier if the participant’s service terminates earlier. No participant may receive options or stock appreciation rights under the 2008 Equity Incentive Plan covering more than 50% of the shares of common stock available for issuance pursuant to the 2008 Equity Incentive Plan in any year.

Restricted Shares and Stock Units.  Restricted shares and stock units may be awarded under the 2008 Equity Incentive Plan in return for any lawful consideration, and participants who receive restricted shares or stock units generally are not required to pay for their awards in cash. In general, these awards will be subject to vesting. Vesting may be based on length of service, the attainment of performance-based milestones, or a combination of both, as determined by the compensation committee. No participant may receive restricted shares or stock units with performance-based vesting covering more than 50% of the shares of common stock available for issuance pursuant to the 2008 Equity Incentive Plan in any year. The compensation committee may establish performance milestones based on one or more of the following criteria:

•	Operating profits (including EBITDA)

•	Net income (before or after taxes)

•	Earnings per share

•	Profit returns and/or margins

•	Revenue

•	Stockholder return and/or value

•	Stock price

•	Working capital

•	Customer satisfaction

•	Implementation, completion or attainment of measurable objectives with respect to research, development, products, projects or recruiting and maintaining personnel

•	Market share

•	Return on equity

•	Revenue growth

•	Total stockholder return

•	Increases or growth in any of the foregoing

Settlement of vested stock units may be made in the form of cash, shares of common stock, or a combination of both.

Change in Control.  The compensation committee may determine that an award under the 2008 Equity Incentive Plan will vest on an accelerated basis if a change in control of the company occurs or if the participant is subject to an involuntary termination after the change in control. In addition, an award will generally vest in full if the surviving corporation does not assume the award, replace it with a comparable award or settle it for cash or securities. A change in control includes:

•	a merger after which our own stockholders own 50% or less of the surviving corporation or its parent company;

•	a sale of all or substantially all of our assets;

•	a proxy contest that results in the replacement of more than one-half of our directors over a 24-month period; or

•	an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to the company, such as a holding company owned by our stockholders.

Amendments or Termination.  Our board of directors may amend or terminate the 2008 Equity Incentive Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law. The 2008 Equity Incentive Plan will continue in effect for 10 years from its adoption date, unless our board of directors decides to terminate the plan earlier.

2004 and 2005 Stock Incentive Plans

Our 2004 Stock Incentive Plan was adopted by our board of directors on June 30, 2004, and our stockholders approved it on June 30, 2004. Our 2005 Stock Incentive Plan was adopted by our board of directors on November 22, 2005, and our stockholders approved it on November 22, 2005. No further awards will be made under our 2004 and 2005 Stock Incentive Plans after this offering. The awards outstanding after this offering under the 2004 and 2005 Stock Incentive Plans will continue to be governed by their existing terms.

Shares Reserved.  As of June 30, 2008, options to purchase 1,037,910 shares of our common stock are outstanding under the 2004 Stock Incentive Plan, and options to purchase 5,598,142 shares of our common stock are outstanding under the 2005 Stock Incentive Plan. No other awards are outstanding under the 2004 or 2005 Stock Incentive Plan.

Administration.  The compensation committee of our board of directors administers the 2004 and 2005 Stock Incentive Plans. Our compensation committee has complete discretion to make all decisions relating to the plans.

Eligibility.  Employees and non-employee members of our board of directors are eligible to participate in our 2004 and 2005 Stock Incentive Plans.

Types of Award.  Our 2004 and 2005 Stock Incentive Plans provide for the following types of award:

•	incentive and non-statutory stock options to purchase shares of our common stock;

•	stock appreciation rights;

•	restricted shares of our common stock; and

•	stock units.

Vesting and Expiration.  Awards vest at the times determined by the compensation committee, generally over a four-year period following the date of grant. All awards vest in full in the event that the company is subject to a change in control. A change in control includes:

•	a merger;

•	a sale of at least 50% of our assets;

•	the dissolution or liquidation of the company;

•	a proxy contest that results in the replacement of at least one-half of our directors over a two-year period; or

•	an acquisition of 20% or more of our outstanding stock by any person or group.

Payment.  The exercise price for options and stock appreciation rights granted under the 2004 and 2005 Stock Incentive Plans may not be less than 100% of the fair market value of our common stock on the grant date. Optionees may pay the exercise price of options by using:

•	cash or cash equivalents;

•	shares of common stock that the optionee already owns; or

•	an immediate sale of the option shares through a broker designated by us.

Shares and stock units may be awarded under the 2004 and 2005 Stock Incentive Plans in consideration of services rendered to us prior to the grant date of the award.

Expiration.  Options and stock appreciation rights expire not more than 10 years after they are granted but generally expire earlier if the optionee’s service terminates earlier.

2008 Employee Stock Purchase Plan

Our board of directors adopted the 2008 Employee Stock Purchase Plan on June 25, 2008, and our stockholders also approved the plan. Our 2008 Employee Stock Purchase Plan will become effective on the effective date of the registration statement of which this prospectus is a part. The plan is intended to qualify for preferential tax treatment under Section 423 of the Internal Revenue Code.

Shares Reserved.  We have reserved           shares of our common stock for issuance under the 2008 Employee Stock Purchase Plan. As of January 1 of each year, starting in 2010, the reserve will automatically be restored to the original level. All share numbers described in this summary of the plan are automatically adjusted in the event of a stock split, a stock dividend, or a reverse stock split.

Administration.  The compensation committee of our board of directors will administer the 2008 Employee Stock Purchase Plan. The committee has the complete discretion to make all decisions relating to the plan.

Eligibility.  All of our employees are eligible to participate in the 2008 Employee Stock Purchase Plan after completing six months of service, if we employ them for more than 20 hours per week and for more than five months per year. However, all 5% stockholders are excluded. Eligible employees may begin participating at the start of any offering period.

Offering Periods.  The first offering period under the 2008 Employee Stock Purchase Plan starts on the effective date of the registration statement related to this offering and ends on January 1, 2009. Each subsequent offering period consists of six consecutive months.

Amount of Contributions.  The 2008 Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee’s payroll deductions may not exceed 15% of his or her total cash compensation. Participants may reduce, but not increase, their contribution rate during an offering period. Participants may also withdraw their contributions at any time before stock is purchased. Lump sum contributions are not permitted.

Purchases of Shares.  Purchases of our common stock under the 2008 Employee Stock Purchase Plan will occur on January 1 and July 1 of each year. Each participant may purchase as many shares as his or her contributions permit, but not more than 2,500 shares per six-month offering period. The value of the shares purchased in any calendar year may not exceed $25,000, with a limited carry-over of unused amounts.

Purchase Price.  The price of each share of common stock purchased under the 2008 Employee Stock Purchase Plan will be equal to 85% of the lower of:

•	the fair market value per share of our common stock on the last trading day before the start of the applicable six-month offering period (or, in the case of the first offering period, the price at which shares are sold to the public in this offering), or

•	the fair market value per share of common stock on the last trading day in the applicable offering period, which is the purchase date.

Other Provisions.  Employees may end their participation in the 2008 Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with us. If a change in control of our company occurs, the plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless the surviving corporation continues the plan. Our board of directors may amend or terminate the plan at any time, and the plan terminates automatically 20 years after its adoption. If our board of directors increases the number of shares of common stock reserved for issuance under the plan, except for the automatic increases described above, it must seek the approval of our stockholders. Other amendments require stockholder approval only to the extent required by law.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

In addition to the compensation arrangements with directors and executive officers and the registration rights described elsewhere in this prospectus, the following is a description of each transaction since January 1, 2005 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

All of the transactions set forth below were approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates are approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Private Placement Financings

Series A Preferred Stock Financing.  On February 17, 2005, July 1, 2005 and on October 4, 2005, we sold an aggregate of 14,751,712 shares of our Series A preferred stock at a price of $1.18565 per share and at an initial conversion rate of one-to-one to various investors, including entities affiliated with Domain Partners VI, L.P., Intersouth Partners V, L.P., Intersouth Partners VI, L.P., Intersouth Affiliates V, L.P., Polaris Venture Partners, L.P. and BAVP, L.P. and various other entities and individuals. Each of the investors in this financing are parties to the amended and restated investors’ rights agreement described below. Additionally, the following members of our board of directors serve as venture, general or managing partners/directors of the investors as follows: Philip R. Tracy, Mark J. Brooks, Brian K. Halak (Dr. Halak serves as a member of the general partner of the Domain investing entities), and Bryce Youngren. See “Principal Stockholders” for additional information regarding the shares held by these entities.

Series B Preferred Stock Financing.  On November 22, 2005 and on November 22, 2006, we sold an aggregate of 24,302,903 shares of our Series B preferred stock at a price of $1.31084 per share and at an initial conversion rate of one-to-one to various investors, including entities affiliated with Domain Partners VI, L.P., Intersouth Partners V, L.P., Intersouth Partners VI, L.P., Intersouth Affiliates V, L.P., Venrock Associates IV, L.P., Polaris Venture Partners IV, L.P. and BAVP, L.P. and various other entities and individuals. Each of the investors in this financing are parties to the amended and restated investors’ rights agreement described below. Additionally, the following members of our board of directors serve as venture, general or managing partners/directors of the investors as follows: Philip R. Tracy, Mark J. Brooks, Brian K. Halak, Ph.D. (Dr. Halak serves as a member of the general partner of the Domain investing entities), Anders D. Hove, M.D., and Bryce Youngren. See “Principal Stockholders” for additional information regarding the shares held by these entities.

Series C Preferred Stock Financing.  On March 17, 2008 and on April 23, 2008, we sold an aggregate of 19,744,246 shares of our Series C preferred stock at a price of $1.51943 per share and at an initial conversion rate of one-to-one to various investors, including entities affiliated with Domain Partners VI, L.P., Intersouth Partners VI, L.P., Intersouth Partners VII, L.P., Venrock Associates IV, L.P., Polaris Venture Partners IV, L.P. and BAVP, L.P. and various other entities and individuals. Each of the investors in this financing are parties to the amended and restated investors’ rights agreement described below. Additionally, the following members of our board of directors serve as venture, general or managing partners/directors of the investors as follows: Philip R. Tracy, Mark J. Brooks, Brian K. Halak, Ph.D. (Dr. Halak serves as a member of the general partner of the Domain investing entities), Anders D. Hove, M.D., and Bryce Youngren. See “Principal Stockholders” for additional information regarding the shares held by these entities.

Other Transactions with our Executive Officers, Directors, Key Employees and Significant Stockholders

Indemnification Agreements.  We have entered into indemnification agreements with each of our directors and executive officers and certain other key employees. The form of agreement provides that we will indemnify each of our directors, executive officers and such key employees against any and all expenses incurred by that director, executive officer or key employee because of his or her status as one of our directors, executive officers or key employees to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and key employees in connection with a legal proceeding in which they may be entitled to indemnification.

Stock Option Awards.  See “Management — Director Compensation” and “Management — Executive Compensation” for additional information regarding stock options and stock awards granted to our named executive officers and directors.

Prior Employment of the Son of Our Chief Executive Officer.  We employed James D. Myers, the son of our chief executive officer, C. Daniel Myers, from August 2004 through February 2007. From August 2004 through October 2005, Mr. J. Myers served as an Associate Sales Representative and from November 2005 through February 2007, Mr. J. Myers served as a Sales Territory Manager. During the course of Mr. J. Myers’s employment he received cash compensation in the aggregate amount of $134,000 and equity compensation, in the form of stock options granted under our equity incentive plans, having an aggregate fair market value on the date of grant of $1,600. Mr. J. Myers is no longer employed by our company.

PRINCIPAL STOCKHOLDERS

The following table provides information concerning beneficial ownership of our capital stock as of June 30, 2008, and as adjusted to reflect the sale of shares of common stock in this offering, by:

•	each stockholder, or group of affiliated stockholders, that we know owns more than 5% of our outstanding capital stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group.

The following table lists the number of shares and percentage of shares beneficially owned based on 73,025,643 shares of common stock outstanding as of June 30, 2008. This table reflects:

•	5,160,935 shares of common stock;

•	the automatic conversion of 22,524,545 shares of our Series A preferred stock into 23,817,559 shares of common stock upon the closing of the offering, including the conversion of certain Series A preferred stock dividends accumulated prior to November 22, 2005 into 1,293,014 shares of common stock;

•	the automatic conversion of 24,302,903 shares of our Series B preferred stock into 24,302,903 shares of common stock upon the closing of the offering;

•	the automatic conversion of 19,744,246 shares of our Series C preferred stock into 19,744,246 shares of common stock upon the closing of the offering; and

•	a -for-1 split of our common stock to be effected prior to this offering.

The table also lists the applicable percentage beneficial ownership based on           shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ option to purchase up to an aggregate of           shares of our common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days of June 30, 2008 are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o Alimera Sciences, Inc., 6120 Windward Parkway, Suite 290, Alpharetta, Georgia 30005.

	Share Beneficially Owned			Shares Beneficially Owned
	Prior to the Offering			After the Offering
Name and Address of Beneficial Owner	Number		Percent	Number		Percent

5% Stockholders
Scale Venture Partners	13,344,815	(1)	18.27%	13,344,815	(1)
950 Tower Lane, Suite 700 Foster City, California 94404
Domain Associates, L.L.C.	13,344,813	(2)	18.27%	13,344,813	(2)
One Palmer Square Princeton, New Jersey 08542
Intersouth Partners	13,344,809	(3)	18.27%	13,344,809	(3)
406 Blackwell Street, Suite 200 Durham, North Carolina 27701
Polaris Venture Partners	13,344,814	(4)	18.27%	13,344,814	(4)
1000 Winter Street, Suite 3350 Waltham, Massachusetts 02451
Venrock Associates	10,804,682	(5)	14.80%	10,804,682	(5)
2494 Sand Hill Road, Suite 200 Menlo Park, California 94025
Directors and Named Executive Officers
Mark J. Brooks	13,344,815	(6)	18.27%	13,344,815	(6)
Susan Caballa	481,921	(7)	0.66%	481,921	(7)
Richard S. Eiswirth, Jr.	320,542	(8)	0.44%	320,542	(8)
Kenneth Green, Ph.D.	571,875	(9)	0.78%	571,875	(9)
Brian K. Halak Ph.D.	13,344,813	(10)	18.27%	13,344,813	(10)
David Holland	640,096	(11)	0.87%	640,096	(11)
Anders D. Hove M.D.	10,804,682	(12)	14.80%	10,804,682	(12)
C. Daniel Myers	1,760,818	(13)	2.39%	1,760,818	(13)
Calvin W. Roberts, M.D.	951,338	(14)	1.28%	951,338	(14)
Philip R. Tracy	13,344,809	(15)	18.27%	13,344,809	(15)
Bryce Youngren	13,344,814	(16)	18.27%	13,344,814	(16)
All current directors and named executive officers as a group	68,910,523		94.36%	68,910,523

(1)	Shares are held by BAVP, L.P. The general partner of BAVP, L.P. is Scale Venture Management I, LLC. The managing members of Scale Venture Management I, LLC, share voting and investment power with respect to these shares. Mark J. Brooks, a member of our board of directors, is a member of Scale Venture Management I, LLC, but has no voting or investment power and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(2)	Represents 13,203,314 shares held by Domain Partners VI, L.P. and 141,499 shares held by DP VI Associates, L.P. The managing members of One Palmer Square Associates VI, L.L.C., the general partner of Domain Partners VI, L.P. and DP VI Associates, L.P., share voting and investment power with respect to these shares. Brian K. Halak, a member of our board of directors, is a member of One Palmer Square Associates VI, LLC, but has no voting or investment power and disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(3)	Represents 206,486 shares held by Intersouth Affiliates V, L.P.; 4,504,591 shares held by Intersouth Partners V, L.P.; 6,672,410 shares held by Intersouth Partners VI, L.P.; and 1,961,322 shares held by Intersouth Partners VII, L.P. Dennis Dougherty and Mitch Mumma are both member managers of Intersouth Associates V, LLC, Intersouth Associates VI, LLC and Intersouth Associates VII, LLC and share voting and investment power over the shares held by each of Intersouth Affiliates V and L.P., Intersouth Partners V, L.P., Intersouth Partners VI, L.P., and Intersouth Partners VII, L.P. Philip R. Tracy, a member of our board of directors, is a member of each of Intersouth Associates V, LLC, Intersouth Associates VI, LLC and Intersouth Associates VII, LLC. Pursuant to powers of attorney granted by each of Intersouth Associates V, LLC, Intersouth Associates VI, LLC and Intersouth Associates VII, LLC, Mr. Tracy shares voting power with respect to the securities owned by the entities for which these entities serve as general partners. Mr. Tracy disclaims beneficial ownership of these shares held by Intersouth Affiliates V, L.P., Intersouth Partners V, L.P., Intersouth Partners VI, L.P., and Intersouth Partners VII, L.P., except to the extent of his pecuniary interest therein.

(4)	Represents 13,105,169 shares held by Polaris Venture Partners IV, L.P. and 239,645 shares held by Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. Polaris Venture Management Co., IV, L.L.C., is the sole general partner of Polaris Venture Partners IV, L.P. and Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. Bryce Youngren, a member of our board of directors, has an assignee interest in Polaris Venture Management Co., IV, L.L.C. To the extent that he is deemed to share voting and investment powers with respect to the shares held by Polaris Venture Partners IV, L.P. and Polaris Venture Partners Entrepreneurs’ Fund IV, L.P., Mr. Youngren disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

(5)	Represents 8,795,011 shares held by Venrock Associates IV, L.P.; 1,793,578 shares held by Venrock Partners, L.P.; and 216,093 shares held by Venrock Entrepreneurs Fund IV, L.P. Venrock Management IV, LLC, Venrock Partners Management, LLC, and VEF Management IV, LLC are the sole general partners of Venrock Associates IV, L.P., Venrock Partners, L.P., and Venrock Entrepreneurs Fund IV, L.P., respectively. Venrock Management IV, LLC, Venrock Partners Management, LLC, and VEF Management IV, LLC disclaim beneficial ownership of all shares held by Venrock Associates IV, L.P., Venrock Partners, L.P., and Venrock Entrepreneurs Fund IV, L.P., except to the extent of their pecuniary interest therein. Anders D. Hove, M.D., a member of our board of directors, is a member of each of Venrock Management IV, LLC, Venrock Partners Management, LLC, and VEF Management IV, LLC. Dr. Hove disclaims beneficial ownership of all shares held by Venrock Associates IV, L.P., Venrock Partners, L.P., and Venrock Entrepreneurs Fund IV, L.P. and beneficially owned by Venrock Management IV, LLC, Venrock Partners Management, LLC, and VEF Management IV, LLC, except to the extent of his pecuniary interest therein.

(6)	Mr. Brooks is affiliated with Scale Venture Partners. Mr. Brooks disclaims beneficial ownership of the shares held by the entities affiliated with Scale Venture Partners referenced in footnote (1) above, except to the extent of his pecuniary interest therein.

(7)	Includes 306,921 shares issuable upon exercise of options exercisable within 60 days of June 30, 2008.

(8)	Includes 320,542 shares issuable upon exercise of options exercisable within 60 days of June 30, 2008.

(9)	Includes 571,875 shares issuable upon exercise of options exercisable within 60 days of June 30, 2008.

(10)	Dr. Halak is affiliated with Domain Associates L.L.C. Dr. Halak disclaims beneficial ownership of the shares held by the entities affiliated with Domain Associates referenced in footnote (2) above, except to the extent of his pecuniary interest therein.

(11)	Includes 240,096 shares issuable upon exercise of options exercisable within 60 days of June 30, 2008.

(12)	Dr. Hove is affiliated with Venrock Associates. Dr. Hove disclaims beneficial ownership of the shares held by the entities affiliated with Venrock Associates referenced in footnote (5) above, except to the extent of his pecuniary interest therein.

(13)	Includes 660,818 shares issuable upon exercise of options exercisable within 60 days of June 30, 2008.

(14)	Includes 75,000 shares issuable upon exercise of options exercisable within 60 days of June 30, 2008 and 135,000 shares issuable upon exercise of warrants exercisable within 60 days of June 30, 2008.

(15)	Mr. Tracy is affiliated with Intersouth Partners. Mr. Tracy disclaims beneficial ownership of the shares held by the entities affiliated with Intersouth Partners referenced in footnote (3) above, except to the extent of his pecuniary interest therein.

(16)	Mr. Youngren is affiliated with Polaris Venture Partners. Mr. Youngren disclaims beneficial ownership of the shares held by the entities affiliated with Polaris Venture Partners referenced in footnote (4) above, except to the extent of his pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

General

Following the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. The following summary of our capital stock and certain provisions of our restated certificate of incorporation and bylaws do not purport to be complete and is qualified in its entirety by the provisions of our restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of June 30, 2008, there were 5,160,935 shares of common stock outstanding held of record by approximately 82 stockholders.

There will be           shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares in the offering and assuming no exercise after June 30, 2008 of outstanding options, after giving effect to the sale of the shares of common stock to the public offered in this prospectus and the conversion of all outstanding shares of our preferred stock into 67,864,708 shares of common stock, including the conversion of certain Series A preferred stock dividends accumulated prior to November 22, 2005 into 1,293,014 shares of common stock.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. At present, we have no plans to issue dividends. See “Dividend Policy” for additional information. In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

Upon the closing of this offering, outstanding shares of Series A preferred stock will be converted into 23,817,559 shares of common stock (including the conversion of certain Series A preferred stock dividends accumulated prior to November 22, 2005 into 1,293,014 shares of common stock), outstanding shares of Series B preferred stock will be converted into 24,302,903 shares of common stock and outstanding shares of Series C preferred stock will be converted into 19,744,246 shares of common stock.

Our board of directors is authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Registration Rights

After the completion of this offering, holders of           shares of common stock will be entitled to rights with respect to the registration of those shares under the Securities Act. Under the terms of the second amended and restated investor rights agreement between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. The holders of these registrable securities are also entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our commercially reasonable efforts to effect this registration. Further, the holders of these registrable securities may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within six months following the initial offering of our securities, including this offering. Other than as described in the following paragraph, all registration rights in connection with this offering have been waived.

Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law

Some provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws could make the following transactions more difficult:

•	acquisition of our company by means of a tender offer, a proxy contest or otherwise; and

•	removal of our incumbent officers and directors.

These provisions of our restated certificate of incorporation and amended and restated bylaws, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to negotiate first with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Election and Removal of Directors.  Our restated certificate of incorporation and our amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. Under our restated certificate of incorporation and amended and restated bylaws, our board will be classified into three classes of directors and directors will be elected by a plurality of the votes cast in each election. Only one class will stand for election at each annual meeting, and directors will be elected to serve three-year terms. In addition, our restated certificate of incorporation and amended and restated bylaws will provide that vacancies and newly created directorships on the board of directors may be filled only by a majority vote of the directors then serving on the board (except as otherwise required by law or by resolution of the board). Under our restated certificate of incorporation and amended and restated bylaws, directors may be removed only for cause.

Special Stockholder Meetings.  Under our restated certificate of incorporation and amended and restated bylaws, only the chairman of the board, our chief executive officer and our board of directors may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Delaware Anti-Takeover Law.  Following this offering, we will be subject to Section 203 of the Delaware General Corporation Law, which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Elimination of Stockholder Action by Written Consent.  Our restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting after this offering.

No Cumulative Voting.  Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Undesignated Preferred Stock.  The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Amendment of Charter Provisions.  The amendment of most of the above provisions in our restated certificate of incorporation and our amended and restated bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

These and other provisions could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company. Its telephone number is (212) 936-5100.

Nasdaq Global Market Listing

We have applied to list our common stock on the Nasdaq Global Market under the symbol “ALIM.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the prevailing market price to decline and limit our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of           shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of options or warrants to purchase common stock that were outstanding as of June 30, 2008. The shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

The remaining           shares of common stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Section 4(1), or Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below.

The following table shows approximately when the           shares of our common stock that are not being sold in this offering, but which will be outstanding when this offering is complete, will be eligible for sale in the public market:

Eligibility of Restricted Shares for Sale in the Public Market

Days After Date of this Prospectus	Shares Eligible for Sale	Comment

Upon Effectiveness		Shares sold in the offering
Upon Effectiveness		Freely tradable shares saleable under Rule 144 that are not subject to the lock-up
90 Days		Shares saleable under Rules 144 and 701 that are not subject to a lock-up
180 Days		Lock-up released, subject to extension; shares saleable under Rules 144 and 701
Thereafter		Restricted securities held for one year or less

Resale of           of the restricted shares that will become available for sale in the public market starting 180 days after the effective date will be limited by volume and other resale restrictions under Rule 144 because the holders are our affiliates.

Lock-Up Agreements

Our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus, except with the prior written consent of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. In addition, all holders of our common stock and options to purchase our common stock have previously entered agreements with us not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus.

The 180-day restricted period under the agreements with the underwriters described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Rule 144

The availability of Rule 144 will vary depending on whether restricted shares are held by an affiliate or a non-affiliate. Under Rule 144 as in effect on the date of this prospectus, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding, which will equal shares immediately after this offering; and

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

However, the six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

Rule 701

Under Rule 701, common stock acquired upon the exercise of certain currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, (1) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144, and (2) by affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of the contractual lock-up agreements. Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. may release all or any portion of the securities subject to lock-up agreements.

Registration Rights

After the completion of this offering, the holders of           shares of our common stock and the selling stockholder will be entitled to the registration rights described in the section titled “Description of Capital Stock — Registration Rights.” All such shares are covered by lock-up agreements. Following the expiration of the lock-up period, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates.

Form S-8 Registration Statements

Prior to the expiration of the lock-up period, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2004 Incentive Stock Plan, 2005 Incentive Stock Plan, 2008 Equity Incentive Plan and 2008 Employee Stock Purchase Plan. See “Management — Equity Benefit Plans” for additional information. Subject to the lock-up agreements described above and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES FOR NON-U.S. SHAREHOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “non-U.S. holder.” For purposes of this discussion, a “non-U.S. holder” is a person or entity that is for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of a jurisdiction other than the United States or any state or political subdivision thereof;

•	an estate, other than an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, other than if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of our common stock and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the Code), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

The discussion below is limited to non-U.S. holders that hold our shares of common stock as capital assets within the meaning of the Code. The discussion generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, banks, insurance companies, or other financial institutions; “controlled foreign corporations” or “passive foreign investment companies”; persons subject to the alternative minimum tax; tax-exempt organizations; dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; certain former citizens or long-term residents of the United States; “hybrid entities” (entities treated as flow-through entities in one jurisdictions but as opaque in another) and their owners; persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” hedge or other risk reduction transaction; or persons deemed to sell our common stock under the constructive sale provisions of the Code.

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisers regarding the tax consequences of the acquisition, holding and disposition of our common stock.

Prospective holders are urged to consult their tax advisers with respect to the particular tax consequences to them of acquiring, holding and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed in the section entitled “Dividend Policy,” we do not anticipate paying any distributions in the foreseeable future. However, if we do make distributions on our common stock, those payments will generally constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying eligibility. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners as well as to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Gain on Disposition of Common Stock

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable income tax treaty providing otherwise; or

•	we are or have been a “U.S. real property holding corporation,” as defined below, at any time within the five-year period preceding the disposition or during the non-U.S. holder’s holding period, whichever period is shorter.

We are not, and do not anticipate becoming, a U.S. real property holding corporation. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests (as defined in the Code and the applicable Treasury regulations) equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Even if we were to become a U.S. real property holding corporation, gain on the sale or other disposition of our common stock by a non-U.S. holder generally would not be subject to U.S. federal income tax, provided that the common stock is regularly traded on an established securities market and the non-U.S. holder does not actually or constructively own more than 5% of our common stock during the shorter of (1) the five-year period ending on the date of the disposition or (2) the period of time during which the holder held such shares.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on our common stock, or gain from the sale, exchange or other disposition of our common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain generally would be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by providing a

Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate generally is 30%, although an applicable income tax treaty might provide for a lower rate.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends to a non-U.S. holder. Unless a non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the Internal Revenue Service in respect of the proceeds from a sale or other disposition of common stock and the non-U.S. holder may be subject to U.S. backup withholding on payments of dividends or on the proceeds from a sale or other disposition of common stock. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2008, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. are acting as representatives, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
Cowen and Company, LLC
Leerink Swann LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to           additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We, and each of our officers and directors and holders of substantially all of our outstanding common stock, have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of each of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless each of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. waive, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common stock on The Nasdaq Global Market under the symbol “ALIM.”

Certain of the underwriters and their respective affiliates may have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they received or will receive customary fees.

Prior to the offering, there has been no market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the initial public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for the industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering.

We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

SELLING RESTRICTIONS

Notice to Canadian Residents

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common stock which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in the Relevant Member State of any common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in common stock;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the lead underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This prospectus has been prepared on the basis that all offers of the common stock will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States, from the requirement to produce a prospectus for offers of common stock. Accordingly any person making or intending to make any offer within the EEA of common stock which are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for the offer. Neither us nor the underwriters have authorized, nor do they authorize the making of any offer of common stock through any financial intermediary, other than offers made by the underwriters which constitute the final placement of common stock contemplated in this prospectus.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any common stock under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

•	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•	in the case of any common stock acquired by it as a financial intermediary, as the term is used in Article 3(2) of the Prospectus Directive, (i) the common stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus

Directive, or in circumstances in which the prior consent of the lead underwriters have been given to the offer or resale; or (ii) where common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of that common stock to it is not treated under the Prospectus Directive as having been made to such person.

For the purposes of this representation, the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Germany

The common stock which are the object of this prospectus are neither registered for public distribution with the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”) according to the German Investment Act nor listed on a German exchange. No sales prospectus pursuant to the German Securities Prospectus Act or German Sales Prospectus Act or German Investment Act has been filed with the BaFin. Consequently, the common stock must not be distributed within the Federal Republic of Germany by way of a public offer, public advertisement or in any similar manner and this prospectus and any other document relating to the common stock, as well as information or statements contained therein, may not be supplied to the public in the Federal Republic of Germany or used in connection with any offer for subscription of the common stock to the public in the Federal Republic of Germany or any other means of public marketing.

Hong Kong

The common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Information in this electronic message relating to the tax treatment of a taxpayer and/or the tax consequences of one or more transactions (collectively, the “Tax Information”), if any, is not intended to be, and cannot be, used by any direct or indirect recipient of this electronic message to avoid any penalties that may be imposed on such direct or indirect recipient. Additionally, such Tax Information, if any, may have been written to support the promotion or marketing of the transactions addressed in this electronic message. The tax consequences of entering into such transaction(s) will vary depending on the taxpayer’s specific circumstances; accordingly, the direct and indirect recipients of this electronic message should consult their own independent tax advisor with respect to the tax consequences of entering into the transactions discussed herein.

•	is in compliance with Article 129 of Legislative Decree No 385 of 1 September 1993 (the “Italian Banking Act”) and the implementing guidelines of the Bank of Italy, pursuant to which the issue or the offer of shares in Italy may need to be followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the common stock issued or offered in Italy and their characteristics; and

•	is made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, the Italian Banking Act, the Regulation No 11522, the Regulation No 11971 and any other applicable laws and regulations.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the common stock under Section 275 except: (1) to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets; (2) where no consideration is given for the transfer; or (3) by operation of law.

Spain

The proposed offer of common stock has not been registered with the Comision Nacional del Mercado de Valores (the “CNMV”). Accordingly, no communication nor any document or offer material may be distributed in Spain or targeted at Spanish resident investors, save in compliance and in accordance with the requirements of Law 24/1988, 28 July, as amended.

United Kingdom

This prospectus and any other material in relation to the common stock described herein is only being distributed to and is only directed at persons (i) who are outside the United Kingdom and (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, (the “Order”) or (iii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Our common stock is only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such new shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

LEGAL MATTERS

The validity of the common stock being offered by our company will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Waltham, Massachusetts. The underwriters are represented by Davis Polk & Wardwell, New York, New York. As of the date of this prospectus, certain partners and employees of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP beneficially owned an aggregate of 10,002 shares of our common stock.

EXPERTS

The financial statements of Alimera Sciences, Inc. as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333- ) under the Securities Act with respect to the shares of common stock we are offering by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits and schedules. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, such financial statements have been you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the closing of the offering, we will be subject to the informational requirements of the Exchange Act and we intend to file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, through the Internet at the SEC’s Web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

ALIMERA SCIENCES, INC. INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Financial Statements as of December 31, 2006 and 2007, and June 30, 2008 and for the years ended December 31, 2005, 2006 and 2007, and for the six month periods ended June 30, 2007 and 2008:
Balance Sheets	F-3
Statements of Operations	F-4
Statements of Changes in Stockholders’ Deficit	F-5
Statements of Cash Flows	F-6
Notes to Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Alimera Sciences, Inc.
Alpharetta, Georgia

We have audited the accompanying balance sheets of Alimera Sciences, Inc. (the “Company”) as of December 31, 2007 and 2006, and the related statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

/s/ Deloitte & Touche LLP

Atlanta, Georgia

May 1, 2008

ALIMERA SCIENCES

BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2007 AND JUNE 30, 2008

				Proforma
	December 31,		June 30,	June 30,
	2006	2007	2008	2008
	(In thousands, except share and per share data)
			(Unaudited)	(Unaudited)

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$27,157	$20,847	$30,985	$30,985
Accounts Receivable — Net of allowance of $39 and $66 at December 31, 2006 and 2007	508	62	29	29
pSivida Agreement Receivable — Net of allowance of $3,305 and $3,964 at December 31, 2006 and 2007	695	1,927	—	—
Inventory	725	—	—	—
Prepaid Expenses and Other Current Assets	1,040	1,262	2,389	2,389
Assets held for sale (Note 3)	702	—	—	—

Total Current Assets	30,827	24,098	33,403	33,403
PROPERTY AND EQUIPMENT — At cost less accumulated depreciation	400	397	649	649
OTHER LONG TERM ASSETS	24	24	24	24

TOTAL ASSETS	$31,251	$24,519	$34,076	$34,076

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts Payable	$1,657	$845	$2,190	$2,190
Accrued Expenses	2,013	2,802	3,958	3,958
Outsourced Services Payable	1,652	579	686	686
Capital Lease Obligations	11	10	11	11
Liabilities related to assets held for sale (Note 3)	200	—	—	—

Total Current Liabilities	5,533	4,236	6,845	6,845

LONG-TERM LIABILITIES
Note Payable (Note 9)	—	—	15,000	15,000
Capital Lease Obligations — less current portion	10	16	10	10
Deferred Rent Payable	33	15	4	4
Fair value of redeemable preferred stock conversion feature	1	—	666	—
Other Long-term Liabilities	16	—	207	207
COMMITMENTS AND CONTINGENCIES (Note 9)	—	—	—	—
REDEEMABLE PREFERRED STOCK
Series A preferred stock, $.01 par value — 22,524,545 shares authorized, issued, and outstanding at December 31, 2006 and 2007 and June 30, 2008; liquidation preference of $30,610, $32,746 and $33,806 at December 31, 2006, and 2007 and June 30, 2008	29,958	32,280	33,432	—
Series B preferred stock, $.01 par value — 25,000,000 shares authorized at December 31, 2006 and 2007 and 24,302,903 shares authorized at June 30, 2008; 24,302,903 shares issued and outstanding at December 31, 2006 and 2007 and June 30, 2008; liquidation preference of $35,953, $33,405 and $37,224 at December 31, 2006 and 2007 and June 30, 2008	33,099	35,710	37,012	—
Series C preferred stock, $.01 par value — 19,744,246 shares authorized; 19,744,246 shares issued and outstanding at June 30, 2008; liquidation preference of $30,678 at June 30, 2008	—	—	30,596	—
STOCKHOLDERS’ DEFICIT
Common Stock, $.01 par value — 70,000,000 shares authorized, 4,933,308 issued and outstanding at December 31,2006 and 70,000,000 shares authorized and 5,155,935 issued and outstanding at December 31,2007 and 90,000,000 shares authorized and 5,160,935 outstanding at June 30, 2008	49	52	52	730
Additional Paid-in Capital	2,571	2,867	2,954	103,982
Warrants	58	58	58	58
Accumulated Deficit	(40,077)	(50,715)	(92,760)	(92,760)

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(37,399)	(47,738)	(89,696)	12,010

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$31,251	$24,519	$34,076	$34,076

See Notes to Financial Statements.

ALIMERA SCIENCES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
AND THE SIX MONTHS ENDED JUNE 30, 2007 AND 2008

				Six Months Ended
	Years Ended December 31,			June 30,	June 30,
	2005	2006	2007	2007	2008
	(In thousands, except share and per share data)
				(Unaudited)

RESEARCH AND DEVELOPMENT EXPENSES	$2,926	$6,736	$8,363	$3,818	$35,657
GENERAL AND ADMINISTRATIVE EXPENSES	2,595	3,028	3,184	1,776	1,788
MARKETING EXPENSES	557	616	969	504	614

OPERATING EXPENSES	6,078	10,380	12,516	6,098	38,059
INTEREST INCOME	223	596	1,079	558	356
INTEREST EXPENSE	(2)	(2)	(2)	(1)	(564)
DECREASE (INCREASE) IN FAIR VALUE OF REDEEMABLE PREFERRED STOCK CONVERSION FEATURE	8	6	1	1	(642)

LOSS FROM CONTINUING OPERATIONS	(5,849)	(9,780)	(11,438)	(5,540)	(38,909)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS (Note 3)	(7,790)	(3,191)	5,733	(287)	—

NET LOSS	(13,639)	(12,971)	(5,705)	(5,827)	(38,909)
REDEEMABLE PREFERRED STOCK ACCRETION	(164)	(243)	(248)	(124)	(128)
REDEEMABLE PREFERRED STOCK DIVIDENDS	(1,546)	(3,548)	(4,685)	(2,317)	(3,008)

NET LOSS APPLICABLE TO COMMON SHAREHOLDERS	$(15,349)	$(16,762)	$(10,638)	$(8,268)	$(42,045)

NET LOSS PER SHARE APPLICABLE TO COMMON SHAREHOLDERS — Basic and diluted	$(3.14)	$(3.43)	$(2.09)	$(1.63)	$(8.15)

WEIGHTED-AVERAGE SHARES OUTSTANDING — Basic and diluted	4,886,560	4,886,688	5,099,738	5,072,076	5,158,371

PRO FORMA NET LOSS PER SHARE ATTRIBUTABLE TO COMMON SHAREHOLDERS PER SHARE — Basic and diluted (unaudited)			$(0.11)		$(0.60)

PRO FORMA WEIGHTED-AVERAGE SHARES OUTSTANDING — Basic and diluted (unaudited)			53,220,200		64,778,212

See Notes to Financial Statements.

ALIMERA SCIENCES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
AND THE SIX MONTHS ENDED JUNE 30, 2008

			Additional
	Common Stock		Paid-In		Accumulated
	Shares	Amount	Capital	Warrants	Deficit	Total
	(In thousands, except share and per share data)

BALANCE — January 1, 2005	4,886,560	$49	$1,937	$57	$(7,966)	$(5,923)
Redeemable preferred stock accretion and dividends	—	—	—	—	(1,710)	(1,710)
Stock compensation expense	—	—	256	—	—	256
Issuance of warrants	—	—	—	1	—	1
Net loss	—	—	—	—	(13,639)	(13,639)

BALANCE — December 31, 2005	4,886,560	49	2,193	58	(23,315)	(21,015)
Redeemable preferred stock accretion and dividends	—	—	—	—	(3,791)	(3,791)
Stock compensation expense	—	—	350	—	—	350
Stock option exercises	46,748	—	28	—	—	28
Net loss	—	—	—	—	(12,971)	(12,971)

BALANCE — December 31, 2006	4,933,308	49	2,571	58	(40,077)	(37,399)
Redeemable preferred stock accretion and dividends	—	—	—	—	(4,933)	(4,933)
Stock compensation expense	—	—	185	—	—	185
Stock option exercises	222,627	3	111	—	—	114
Net loss	—	—	—	—	(5,705)	(5,705)

BALANCE — December 31, 2007	5,155,935	52	2,867	58	(50,715)	(47,738)
Redeemable preferred stock accretion and dividends	—	—	—	—	(3,136)	(3,136)
Stock compensation expense	—	—	81	—	—	81
Warrant exercises	5,000	—	6	—	—	6
Net loss	—	—	—	—	(38,909)	(38,909)

BALANCE — June 30, 2008 (unaudited)	5,160,935	$52	$2,954	$58	$(92,760)	$(89,696)

See Notes to Financial Statements.

ALIMERA SCIENCES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
AND THE SIX MONTHS ENDED JUNE 30, 2007 AND 2008

				Six Months Ended
	Years Ended December 31,			June 30,	June 30,
	2005	2006	2007	2007	2008
	(In thousands, except for share and per share data)
				(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(13,639)	$(12,971)	$(5,705)	$(5,827)	$(38,909)
(Income) loss from discontinued operations	7,790	3,191	(5,733)	287	—
Depreciation	79	129	147	79	110
Change in fair value of redeemable preferred stock conversion feature	(8)	(6)	(1)	(1)	642
Stock compensation expense	205	253	185	139	81
Note issued in conjunction with amendment to pSivida agreement (note 8)	—	—	—	—	15,000
Changes in assets and liabilities:
Prepaid expenses and other current assets	(115)	(1,460)	(1,551)	(1,497)	1,826
Accounts payable	291	120	181	162	311
Accrued expenses and other current liabilities	297	787	2,060	2,391	1,240
Other long-term assets	—	(24)	—	—	—
Other long-term liabilities	45	(11)	(18)	(8)	196

Net cash used in operating activities of continuing operations	(5,055)	(9,992)	(10,435)	(4,275)	(19,503)

Net cash provided by (used in) operating activities of discontinued operations	(7,762)	(10,792)	(2,502)	(2,389)	56

Net cash used in operating activities	(12,817)	(20,784)	(12,937)	(6,664)	(19,447)

CASH FLOWS FROM INVESTING ACTIVITIES —
Purchases of property and equipment	(268)	(443)	(172)	(16)	(310)

Net cash used in investing activities of continuing operations	(268)	(443)	(172)	(16)	(310)

Net cash provided by (used in) investing activities of discontinued operations	(250)	9,750	6,719	—	—

Net cash provided by (used in) investing activities	(518)	9,307	6,547	(16)	(310)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	—	28	114	86	—
Proceeds from sale of Series A preferred stock — net	17,090	—	—	—	—
Proceeds from (offering costs of) sale of Series B preferred stock — net	15,717	15,802	(23)	(23)	—
Proceeds from sale of Series C preferred stock — net	—	—	—	—	29,938
Payments on capital lease obligations	(12)	(11)	(11)	(5)	(5)
Deferred offering costs	—	—	—	—	(44)
Proceeds from exercise of warrants	—	—	—	—	6

Net cash provided by financing activities	32,795	15,819	80	58	29,895

NET (DECREASE) INCREASE IN CASH	19,460	4,342	(6,310)	(6,622)	10,138
CASH — Beginning of period	3,355	22,815	27,157	27,157	20,847

CASH — End of period	$22,815	$27,157	$20,847	$20,535	$30,985

SUPPLEMENTAL DISCLOSURES — Property and equipment acquired under capital leases	17	18	—	—	—

Accrued and unpaid offering costs	$—	$—	$—	$—	$982

There were no income tax or dividend payments made for the years ended December 31, 2005, 2006 and 2007 or for the six months ended June 30, 2007 and 2008.

There were no interest payments made for the years ended December 31, 2005, 2006 and 2007 or for the six months ended June 30, 2007. The Company made interest payments of $357,000 to pSivida (note 8) during the six months ended June 30, 2008.

See Notes to Financial Statements.

ALIMERA SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2007 AND JUNE 30, 2008 (UNAUDITED), AND FOR THE
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 AND FOR THE SIX MONTHS ENDED
JUNE 30, 2007 AND 2008 (UNAUDITED)

1.	NATURE OF OPERATIONS

Nature of Operations — Alimera Sciences, Inc. (the “Company”) is a biopharmaceutical company that specializes in the research, development and commercialization of ophthalmic pharmaceuticals. The Company was formed on June 4, 2003 under the laws of the state of Delaware.

During the year ended December 31, 2006, management and the board of directors approved a plan to discontinue the operations of its non-prescription business (see Note 3). As a result of the completion of the disposal of its non-prescription business in July 2007, the Company no longer has active products and will not have active products until the Company receives U.S. Food and Drug Administration (FDA) approval and launches its initial prescription product (see Note 4).

The Company is presently focused on diseases affecting the back of the eye, or retina, because the Company’s management believes these diseases are not well treated with current therapies and represent a significant market opportunity. The Company’s most advanced product candidate is Iluvien, which is being developed for the treatment of diabetic macular edema, or DME. DME is a disease of the retina which affects individuals with diabetes and can lead to severe vision loss and blindness. The Company has completed enrollment across the United States, Canada, Europe and India for its combined 956 patient Phase 3 pivotal clinical trials for the use of Iluvien in the treatment of DME.

The Company is owned by management and venture capital and angel investors.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Data — The accompanying balance sheet as of June 30, 2008, the statements of operations and cash flows for the six months ended June 30, 2008 and 2007 and the statement of changes in stockholders’ deficit for the six months ended June 30, 2008 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly the Company’s financial position as of June 30, 2008 and results of operations and cash flows for the six months ended June 30, 2008 and 2007. The financial data and other information disclosed in these notes to financial statements related to the six-month periods ended June 30, 2008 and 2007 are unaudited. The results for the six months ended June 30, 2008 are not necessarily indicative of the results to be expected for the year ending December 31, 2008 or for any other interim period or future year.

Unaudited pro forma presentation — The pro forma balance sheet as of June 30, 2008 reflects the conversion of all outstanding shares of the Company’s Series A, Series B, and Series C preferred stock into an aggregate of 67,864,708 shares of common stock assuming the completion of the initial public offering had occurred on June 30, 2008.

Use of Estimates in Financial Statements — The financial statements have been prepared in conformity with accounting principles generally accepted in the United States and, as such, include amounts based on informed estimates and judgments of management. Actual results could differ from those estimates.

The following accounting policies relate to the continuing operations of the Company:

Cash and Cash Equivalents — Cash and cash equivalents include cash and highly liquid investments that are readily convertible into cash and have a maturity of 90 days or less when purchased.

Long-Lived Assets — Property and equipment are stated at cost. Additions and improvements are capitalized while repairs and maintenance are expensed. Depreciation is provided on the straight-line method

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NOTES TO FINANCIAL STATEMENTS — (Continued)

over the useful life of the related assets beginning when the asset is placed in service. The estimated useful lives of the individual assets are as follows: furniture and fixtures, five years; office equipment, three to five years; and software, three years.

Impairment — Property and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators of impairment are present, the Company evaluates the carrying amount of such assets in relation to the operating performance and future estimated undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The assessment of the recoverability of assets will be impacted if estimated future operating cash flows are not achieved. In connection with the Company’s October 2006 decision to discontinue the operations of its non-prescription business (see Note 3), management determined that the carrying amounts of a certain license agreement (see Note 7) and manufacturing equipment associated with its non-prescription business were impaired. As a result, the Company recognized an impairment loss of $317,000 for the year ended December 31, 2006. This impairment loss is included within loss from discontinued operations within the accompanying statements of operations.

Income Taxes  — In accordance with SFAS No. 109, Accounting for Income Taxes, the Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. The Company records a valuation allowance against its net deferred tax asset to reduce the net carrying value to an amount that is more likely than not to be realized.

Income tax positions are considered for uncertainty in accordance with FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). The provisions of FIN 48 are effective beginning January 1, 2008, but the Company early adopted effective January 1, 2007. The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position; therefore, no FIN 48 liabilities have been recorded. The Company’s adoption of FIN 48 did not result in a cumulative effect adjustment to retained earnings. The Company will recognize accrued interest and penalties related to unrecognized tax benefits as interest expense and income tax expense, respectively, in the statements of operations.

Significant management judgment is involved in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against net deferred tax assets. Due to uncertainties with respect to the realization of deferred tax assets due to the history of operating losses, a valuation allowance has been established against the entire net deferred tax asset balance. The valuation allowance is based on management’s estimates of taxable income in the jurisdictions in which the Company operates and the period over which deferred tax assets will be recoverable. In the event that actual results differ from these estimates or the Company adjusts these estimates in future periods, a change in the valuation allowance may be needed, which could materially impact the Company’s financial position and results of operations.

Research and Development Costs — Research and development costs are expensed as incurred.

Stock-Based Compensation — The Company has stock option plans which provide for grants of options to employees and directors to purchase shares of the Company’s common stock at exercise prices generally equal to the fair values of such stock at the dates of grant. On January 1, 2005, the Company early adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), using the modified prospective method. Under this method, compensation cost is recognized for all share-based awards granted subsequent to January 1, 2005 based on the grant date fair value in accordance with the provisions of SFAS 123R. The fair values for the options are estimated at the dates of grant using a Black-Scholes option-pricing model. The determination

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NOTES TO FINANCIAL STATEMENTS — (Continued)

of the fair market value of share-based payment awards on the grant date using option valuation models requires the input of highly subjective assumptions, including the expected price volatility and option life. Because the Company has been operating as a private company, it has not been possible to use actual price volatility or option life data as input assumptions within the Black-Scholes valuation model. For the calculation of expected volatility, because of the lack of company-specific historical and implied volatility information, the expected volatility is based on the volatility of an industry index, the American Stock Exchange (AMEX) Pharmaceutical Index. The Company intends to continue to consistently apply this process using this same index until a sufficient amount of Company-specific historical volatility information becomes available.

Fair Value of Financial Instruments — The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, and current liabilities approximate their fair value because of their short maturities. The carrying amount of the Company’s note payable approximates fair value.

Derivative Financial Instruments — The Company’s preferred stock (Note 10) contains certain features which are considered embedded derivatives. The Company accounts for such embedded derivative financial instruments in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company records derivative financial instruments as assets or liabilities in the Company’s balance sheet measured at fair value using a Black-Scholes option-pricing model. The Company records the changes in fair value of such instruments as noncash gains or losses in the consolidated statement of operations. The Company does not enter into derivatives for trading purposes.

Earnings (Loss) Per Share (“EPS”) — Basic EPS is calculated in accordance with SFAS No. 128, Earnings per Share, by dividing net income or loss attributable to common stockholders by the weighted average common stock outstanding. Diluted EPS is calculated in accordance with SFAS No. 128 by adjusting weighted average common shares outstanding for the dilutive effect of common stock options, warrants, convertible preferred stock and accrued but unpaid convertible preferred stock dividends. In periods where a net loss is recorded, no effect is given to potentially dilutive securities, since the effect would be anti-dilutive. Total securities that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been anti-dilutive as of December 31, 2005, 2006 and 2007, and the six months ended June 30, 2007 and 2008 were as follows:

	December 31,			June 30,
	2005	2006	2007	2007	2008

Series A preferred stock and convertible accrued dividends	15,675,402	23,817,559	23,817,559	23,817,559	23,817,559
Series B preferred stock	1,331,536	13,491,317	24,302,903	24,302,903	24,302,903
Series C preferred stock	—	—	—	—	11,499,379
Warrants	—	—	11,122	—	57,769
Stock options	—	51,465	755,884	132,027	2,076,050

Total	17,006,938	37,360,341	48,887,468	48,252,489	61,753,660

Reporting Segments — The Company does not report segment information as it operates in only one business segment.

The following accounting policies were primarily related to the discontinued operations of the Company’s non-prescription business discussed in Note 3.

Accounts Receivable — The Company extended credit on an uncollateralized basis to wholesale drug distributors and retail pharmacies in connection with its non-prescription business. Receivables are considered delinquent when they are 30 days past due. Delinquent receivables do not accrue interest. The Company is

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NOTES TO FINANCIAL STATEMENTS — (Continued)

required to estimate the level of accounts receivable which ultimately will not be paid. This estimate is made based on an analysis of the customer’s financial health and payment patterns.

Inventories — Inventory was historically valued at the lower of cost or market (net realizable value). Inventory cost included the cost of purchased product, product packaging, and in-bound freight. Cost was determined using the first-in, first-out method. Inventory was manufactured by an unrelated third party.

License Agreements — License agreements included license agreements for the use of patents, know how and other technology for the development and marketing of ophthalmic pharmaceuticals associated with the non-prescription business. License agreements were amortized using the straight-line method over the estimated economic lives of the agreements (see Note 7).

Revenue Recognition — The Company recognized revenue when products were shipped and ownership and risk of loss transferred to the customer. Revenue is included within loss from discontinued operations within the accompanying statements of operations. Customers were generally offered a cash discount for the early payment of receivables. These discounts were recorded as a reduction of revenue, within loss from discontinued operations within the accompanying statements of operations, and accounts receivable in the period of sale.

As is customary in the pharmaceutical industry, customers may generally return product from six months prior to the expiration date of the product until 12 months after the expiration date of the product. In determining estimated returns, the Company utilized actual returns history, knowledge of and communications with its customers and their purchasing patterns, industry experience, and returns history for comparable products. Estimated returns of $118,000, $27,000 and $22,000 for the years ended December 31, 2005, 2006 and 2007, respectively, were recorded as a reduction of net sales, in the income (loss) from discontinued operations within the accompanying statements of operations, and a current liability. Adjustments to reserves for estimated returns are made in the period in which any new information becomes available regarding future return levels.

The Company also participates in retail promotional incentive programs including sales rebate and incentive programs which are recorded as a reduction of revenue in the period the programs are run, which are included in the income (loss) from discontinued operations within the accompanying statements of operations.

Cost of Goods Sold — Cost of goods sold was comprised of inventory, shipping and handling, royalties, and third-party distribution costs, and is included within loss from discontinued operations within the accompanying statements of operations.

Royalties — The Company paid royalties on the sale of its product. These royalties are included in the income (loss) from discontinued operations in the accompanying statements of operations.

Samples — Samples consist of product samples used in the sales and marketing efforts of the Company’s product. Samples were expensed upon distribution and recorded as a selling expense and are included in income (loss) from discontinued operations in the accompanying statements of operations.

Promotional and Advertising Costs — Promotional and advertising costs are expensed as incurred. Promotional and advertising expense totaled $1,376,000, $1,505,000 and $52,000 for the years ended December 31, 2005, 2006 and 2007, respectively, and is included in income (loss) from discontinued operations in the accompanying statements of operations.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and

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NOTES TO FINANCIAL STATEMENTS — (Continued)

losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 was effective for the Company on January 1, 2008. Our adoption of SFAS No. 159 did not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS No. 157 was effective for our Company on January 1, 2008. However, in February 2008, the FASB released a FASB Staff Position (FSP FAS 157-2 — Effective Date of FASB Statement No. 157 ) which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS No. 157 for our financial assets and liabilities did not have a material impact on our consolidated financial statements upon adoption. The Company’s management does not believe the adoption of SFAS No. 157 for our non-financial assets and liabilities, effective January 1, 2009, will have a material impact on our consolidated financial statements.

3.	DISCONTINUED OPERATIONS

In October 2006, management and the board of directors of the Company approved a plan to discontinue the operations of its non-prescription ophthalmic pharmaceutical business (the OTC Business). The plan included the initiation of an effort to sell the assets of the Company’s OTC Business and also the termination of its sales and marketing personnel.

In connection with the plan, management notified 38 employees that they would be terminated upon dates ranging from December 2006 to February 2007. As a result of these terminations, the Company incurred severance expenditures of $535,000, and recognized this expense in income (loss) from discontinued operations in the accompanying statement of operations for the year ended December 31, 2006. Of this amount, $28,000 and $492,000 was paid to affected employees during the years ended December 31, 2006 and 2007, respectively. At December 31, 2006 and 2007, $507,000 and $16,000, respectively, were included in accrued expenses.

In December 2006, the Company entered into an agreement to sell its two ophthalmic allergy products within its OTC business to a third party for a total purchase price of $21,500,000, including $13,500,000 in cash at closing and $8,000,000 in contingent consideration. As a condition of closing that agreement, $3,500,000 of the $13,500,000 in cash to be received at closing was paid directly to the third-party manufacturer of the products in order to induce the manufacturer to accept the assignment of its five-year supply agreement to the acquiring company. The Company received the remaining $10,000,000 in cash at closing. The contingent consideration will be paid upon the acquiring company’s receipt of FDA approval for the second generation allergy product. Subsequent to the closing of this transaction, the acquiring company became responsible for the development of that product. The Company recognized a gain of $9,657,000 on this disposal. This gain is included in income (loss) from discontinued operations in the accompanying statement of operations for the year ended December 31, 2006.

In connection with the agreement to sell the allergy products, the Company and the acquiring company agreed to negotiate the sale of the Company’s dry eye product. In February 2007, negotiations were completed and an agreement was entered into between the two parties to sell the dry eye product to the acquiring company for between $5,000,000 and $7,500,000 depending upon the level of net sales of the dry eye product between January 2007 and July 2007. In May 2007, the two parties agreed to amend the net sales measurement period to end in May 2007. The closing of the sale of the Company’s dry eye product occurred on July 31, 2007 and the company received $6,719,000 in cash proceeds. The Company recognized a gain of $6,024,000 on this disposal. This gain is included in income (loss) from discontinued operations in the accompanying statement of operations for the year ended December 31, 2007.

ALIMERA SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Company determined that the OTC business represented a disposal group. Consistent with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company has classified the OTC business’s assets and liabilities that were subject to transfer to the acquiring company as held for sale at December 31, 2006. Additionally, the Company determined that the discontinued OTC business comprised operations and cash flows that could be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Accordingly, the results of operations for the discontinued OTC business have been presented as discontinued operations for the years ended December 31, 2006 and 2007 and for the six months ended June 30, 2007 and 2008, and the results of operations for the year ended December 31, 2005 have been reclassified to conform to the current-year presentation. There were no revenues or expenses from discontinued operations during the six months ended June 30, 2008. Net income (loss) from discontinued operations for the years ended December 31, 2005, 2006 and 2007 and for the six months ended June 30, 2007 is as follows:

	Year Ended December 31,			June 30,
	2005	2006	2007	2007
				(Unaudited)
	(In thousands, except share and per share data)

Net sales	$948	$1,976	$1,427	$1,232
Cost of goods sold	399	821	457	401

Gross margin	549	1,155	970	831

Marketing and selling expenses	6,090	11,931	1,062	964
Research and development expenses	2,085	1,504	25	25
General and administrative expenses	164	251	174	129
Loss from impairment of long lived assets	—	317	—	—

Loss on discontinued operations before disposal	(7,790)	(12,848)	(291)	(287)
Gain on disposal	—	9,657	6,024	—

Net income (loss) from discontinued operations	$(7,790)	$(3,191)	$5,733	$(287)

NET GAIN (LOSS) PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS PER SHARE — Basic and diluted	$(1.59)	$(0.65)	$1.12	$(0.06)

WEIGHTED-AVERAGE SHARES OUTSTANDING — Basic and diluted	4,886,560	4,886,688	5,099,738	5,158,371

Potentially dilutive securities are anti-dilutive for all periods presented due to net losses incurred in all periods. For the years ended December 31, 2005, 2006, and 2007 and for the six month period ended June 30, 2007, earnings per share calculations are not tax-affected as the Company has fully reserved the tax benefit for all periods presented (see also Note 14).

ALIMERA SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

At December 31, 2006, assets held for sale and liabilities related to assets held for sale are as follows (in thousands):

Assets:
Prepaid royalties	$63
License agreements — net	639

Assets held for sale	$702

Liabilities — Accrued license fees payable	$200

Liabilities related to assets held for sale	$200

Certain 2005 and 2006 amounts in the statements of cash flows have been reclassified to separately present net cash provided by (used in) investing activities of the discontinued operations to conform to the 2007 and 2008 presentation.

4.	FACTORS AFFECTING OPERATIONS

The Company has incurred accumulated losses, since inception of $92,760,000 (unaudited) and continued losses are expected until the Company receives FDA approval and launches its initial prescription product. The Company anticipates receiving approval for its initial prescription product and launching that product in 2010. The continuation of the Company’s business as a going concern is contingent upon, among other things, the ability to achieve and maintain satisfactory levels of future profitable operations, obtain and maintain satisfactory levels of debt and/or equity financing, and provide sufficient cash from operations to meet current and future obligations. The Company believes that its cash balances at June 30, 2008 are sufficient to fund the Company’s expenses through the third quarter of 2009. Management and the board of directors of the Company anticipate raising additional capital prior to December 2009. The accompanying financial statements do not include any adjustments that may result from the outcome of these uncertainties.

5.	INVENTORY

Due to the discontinuance of the Company’s non-prescription business, the Company had no inventory at December 31, 2007 and June 30, 2008. Inventory at December 31, 2006, consisted of the following (in thousands):

Trade	$366
Sample	359

Total inventory	$725

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NOTES TO FINANCIAL STATEMENTS — (Continued)

6.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31,		June 30,
	2006	2007	2008
			(Unaudited)
	(In thousands)

Furniture and fixtures	$287	$286	$286
Office equipment	298	239	266
Software	90	160	461
Leasehold improvements	—	12	12
Manufacturing equipment	—	73	107

Total property and equipment	675	770	1,132
Less accumulated depreciation and amortization	275	373	483

Property and equipment — net	$400	$397	$649

Depreciation and amortization expense associated with property and equipment of the continuing operations totaled $79,000, $129,000, and $147,000 for the years ended December 31, 2005, 2006 and 2007, respectively. Depreciation and amortization expense associated with property and equipment of the continuing operations totaled $79,000 and $110,000 for the six months ended June 30, 2007 and 2008, respectively.

Depreciation and amortization expense associated with property and equipment of the discontinued operations totaled $15,000, $30,000 and $11,000 for the years ended December 31, 2005, 2006 and 2007, respectively, and is included in income (loss) from discontinued operations in accompanying statements of operations. Depreciation and amortization expense associated with property and equipment of the discontinued operations totaled $10,000 for the six months ended June 30, 2007 and is included in income (loss) from discontinued operations in accompanying statements of operations.

7.	LICENSE AGREEMENTS

In February 2004, the Company entered into an agreement with another party for certain patent and product rights in the United States and Canada for a proprietary artificial tear formulation. In connection with the execution of the agreement, the Company agreed to pay an initial license fee of $50,000 and issue warrants to purchase 100,000 shares of the Company’s common stock. The Company also agreed to make additional license fee payments of $400,000 over the term of the agreement.

Amortization expense associated with this license agreement totaled $48,000 in each of the years ended December 31, 2005 and 2006 and is included in income (loss) from discontinued operations in the accompanying statements of operations.

In June 2006, the Company entered into an amendment to the license agreement for the artificial tear formulation to expand the territory rights to all countries other than Japan. In connection with the execution of this amendment, the Company agreed to pay an initial license fee of $100,000. The Company also agreed to make additional license fee payments of $200,000 over the subsequent four years.

No amortization expense was recorded in 2006 for the license fees associated with the amendment as the product was not yet launched commercially outside of the United States and Canada. The Company would have amortized these license fees over the period from the commercial launch of the product outside of the United States and Canada through the end of the term of the license agreement.

At December 31, 2006, the Company had recorded $751,000 of intangible assets associated with this agreement and the amendment. As of December 31, 2006, the Company had paid a total of $550,000 of the

ALIMERA SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

amounts due under the license agreement, as amended, and had accrued license fee payments of $200,000. These license agreements, totaling $639,000 net of accumulated amortization at December 31, 2006 are classified as assets held for sale in the accompanying balance sheet.

Throughout the term of the agreement, the Company agreed to pay product royalties based on 8% of the first $10,000,000 in net sales within the United States and Canada, and 6.5% of net sales thereafter. The Company incurred royalty expenses of $86,000, $210,000, and $114,000 for the years ended December 31, 2005, 2006, and 2007, respectively, which are included in income (loss) from discontinued operations in the accompanying statement of operations. The Company also agreed to pay product royalties based on 4% of net sales outside of the United States and Canada if the product was sold outside of those territories.

This agreement and the associated liabilities were transferred to the acquirer of the Company’s dry eye product upon the closing of that transaction in July 2007 (see Note 3).

In October 2004, the Company entered into an agreement with another party for certain patent and product rights for a proprietary medication for the treatment of corneal edema. In connection with this agreement, the Company agreed to pay $300,000 in license fees upon the achievement of certain milestones, as defined by the agreement, throughout the term of the agreement. The Company made an initial license fee payment of $100,000 in October 2005 upon the achievement of the first milestone.

The Company would have amortized the license fees over the period from the commercial launch of the product through the end of the term of the license agreement. No amortization expense was recorded in 2005, 2006 and 2007 as the product was not yet launched commercially. Throughout the term of the agreement the Company agreed to pay product royalties based on 6% of net sales. In connection with the Company’s decision to dispose of its non-prescription business in October 2006, management determined that this license agreement was impaired and recognized an impairment loss of $100,000 in 2006 (see Note 2) which is included in the income (loss) from discontinued operations in the statement of operations for the year ended December 31, 2006. This agreement was terminated in January 2007.

In August 2007, the Company entered into an exclusive option agreement with Emory University for the licensing of certain patents for a class of compounds that the Company intends to evaluate for the treatment of diseases of the eye, primarily the dry form of age-related macular degeneration. The company made an initial payment of $75,000, which was expensed as research and development in the accompanying statement of operations for the year ended December 31, 2007 for the option to license the compounds at the end of an evaluation period. If exercised, the Company will enter into an exclusive license in the field of ophthalmology and issue Emory University $150,000 in common stock based on the estimated fair value at the time of issuance. The Company would owe Emory University up to $3,300,000 in additional development milestones through FDA approval. In addition, if a product were approved in Japan the Company would be required to make an additional payment of $1,000,000, and if a product were approved in Europe the Company would be required to make an additional payment of $1,500,000. In June 2008, we notified Emory University of our intention to exercise our option to enter into a license agreement.

In February 2008, the Company entered into a similar exclusive option agreement with Emory University for the patent rights to a second class of compounds which will also be evaluated for the treatment of diseases of the eye, primarily the dry form of age-related macular degeneration. The Company made an initial payment of $60,000 which was expensed as research and development expense in the accompanying statement of operations for the six months ended June 30, 2008. If this option were exercised it would carry the same terms as the aforementioned August 2007 agreement. The option expires on January 1, 2009.

8.	PSIVIDA AGREEMENT

In 2005, the Company finalized an agreement with pSivida US, Inc. whereby the Company and pSivida agreed to jointly develop products for treating eye diseases in humans. Under the terms of the agreement, the

ALIMERA SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Company was granted a license to certain proprietary technology for the delivery of medications to the eye, and the companies agreed to begin developing a product for the treatment of DME. In connection with the agreement, the Company made initial license fee payments totaling $750,000 in 2004. The Company also made additional license fee payments totaling $750,000 upon the initiation of the Phase 3 trial for the first product in 2005. The initial license fee payments were expensed as research and development expenses when paid.

As part of the agreement, the Company and pSivida agreed to share the cost to develop the product equally. Historically, the Company has recorded its costs of developing the product net of amounts due from pSivida. On December 31, 2006 and 2007, the Company had $2,695,000 and $3,927,000, respectively, in amounts due from pSivida for development costs incurred on its behalf included in prepaid expenses and other current assets. pSivida failed to make payments totaling $1,990,000, representing its share of development costs for the development of Iluvien from February 2006 to December 2006. In accordance with the terms of the agreement, pSivida could maintain compliance with the terms of the agreement as long as the total amount past due did not exceed $2,000,000. pSivida began making payments again in December 2006 in order to maintain compliance with the agreement. Management fully reserved $2,000,000 at December 31, 2006 and 2007, of the amount due from pSivida. In 2005 and 2006, $253,000 and $1,747,000, respectively, were recorded as incremental development costs in connection with the establishment of this reserve.

PSivida incurred penalties and interest on the payments it failed to make. In accordance with the terms of the agreement, the Company is due approximately $995,000 in penalties. Accrued interest on the outstanding payments and penalties was $310,000 and $969,000 at December 31, 2006 and 2007, respectively. Given the uncertainty surrounding the collectability of the original amounts, the Company has fully reserved the penalties and interest in the accompanying financial statements.

Upon commercialization, the Company must share net profits, as defined by the agreement, equally with pSivida. In connection with this arrangement the Company was entitled to recover 50% of commercialization costs, as defined in the agreement, incurred prior to product profitability out of pSivida’s share of net profits. As of December 31, 2006 and 2007, and June 30, 2008, the Company was owed $30,000, $365,000 and $258,000, respectively, in commercialization costs. Due to the uncertainty of FDA approval, the Company has fully reserved these amounts in the accompanying financial statements.

The original agreement provided the Company with three options to utilize pSivida’s technology with other compounds for treatments of diseases of the eye. On February 11, 2008 the Company exercised two of its options to use the technology with NADPH oxidase inhibitors, primarily for the treatment of dry age-related macular degeneration, and one for the use with brimonidine for the treatment of glaucoma.

On March 14, 2008 the Company amended and restated its agreement with pSivida for the development of its product, Iluvien, for the treatment of DME to increase its equity in the future profits of the product from 50% to 80%. Total consideration to pSivida in connection with the execution of the March 2008 agreement was $33,800,000, which consisted of a payment of $12,000,000, the issuance of a $15,000,000 note payable, and the forgiveness of $6,800,000 in outstanding receivables. The note payable accrues interest at 8% per annum, payable quarterly. The principal is payable upon the earlier of a liquidity event as defined in the agreement or September 30, 2012. If the note is not paid in full by March 31, 2010, the interest rate will increase to 20% per annum effective April 1, 2010, and the Company will be required to begin making principal payments of $500,000 per month. The Company also agreed to forgive all outstanding development payments, penalties and interest totaling $2,800,000 net of a $4,000,000 reserve, as of the amendment date, and assume all financial responsibility for the remaining development of the product. In connection with this transaction the Company recognized incremental research and development expense of $29,810,000 in March 2008. The Company will owe an additional milestone payment of $25,000,000 to pSivida upon FDA approval.

ALIMERA SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

In connection with the amendment, the Company and pSivida agreed to enter into license agreements for the three option compounds noted above under which the Company would have rights to develop the technology with the NADPH oxidase inhibitors, and pSivida would have the rights to develop the technology with brimonidine. In either case, the non-developing party will receive a 10% royalty on any products that result from these license agreements.

9.	COMMITMENTS

Operating Leases — The Company leases office space and equipment under non-cancelable agreements accounted for as operating leases. The leases generally require that the Company pays taxes, maintenance, and insurance. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. The Company has recorded a deferred rent obligation in the accompanying balance sheets to reflect the excess of rent expense over cash payments since the inception of the lease. Deferred rent obligations totaled approximately $45,000 and $33,000 at December 31, 2006 and 2007, respectively.

As of December 31, 2007, a schedule by year of future minimum payments under operating leases is as follows (in thousands):

Years Ending
December 31

2008	$235
2009	160

Total	$395

Rent expense under all operating leases totaled approximately $173,000, $217,000 and $217,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

Capital Leases — The Company leases equipment under capital leases. The property and equipment is capitalized at the lesser of fair market value or the present value of the minimum lease payments at the inception of the leases using the Company’s incremental borrowing rate.

At December 31, 2007, a schedule by year of future minimum payments under capital leases together with the present value of minimum lease payments is as follows (in thousands):

Years Ending
December 31

2008	$12
2009	11
2010	6

Total	29
Less amount representing interest	3

Present value of minimum lease payments	26
Less current portion	10

Noncurrent portion	$16

ALIMERA SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Property and equipment under capital leases, which is included in property and equipment (see Note 6), consisted of the following:

	December 31,		June 30,
	2006	2007	2008
			(Unaudited)
	(In thousands)

Office equipment	$52	$42	$42
Less accumulated amortization	(33)	(17)	(22)

Total	$19	$25	$20

Depreciation expense associated with office equipment under capital leases was $4,000, $17,000 and $11,000 during the years ended December 31, 2005, 2006 and 2007, respectively.

Significant Agreements — In August 2004, the Company entered into an agreement with a third party to outsource certain promotional activities associated with its dry eye product through March 2007. In connection with the agreement, the Company was required to share profits on sales of the dry eye product above certain minimum amounts as defined in the agreement. If minimum sales levels were not achieved, the Company was required to make minimum payments to the third party. In 2005 and 2006, the Company incurred $350,000 and $800,000 in minimum payments associated with this agreement that are included in income (loss) from discontinued operations in the accompanying statements of operations. The Company was committed to a future minimum payment of $200,000 for 2007, and royalties of 4%, 3%, and 2% in the three years following the termination. In connection with the Company’s decision to discontinue the operations of the OTC Business (see Note 3), the Company agreed to pay the third party a termination fee of $400,000 in lieu of the 2007 minimum commitment and future royalty stream. The $400,000 termination fee is included in income (loss) from discontinued operations in the accompanying statement of operations for the year ended December 31, 2006, and $1,200,000 due to the third party is included in outsourced services payable at December 31, 2006. The Company made the final payment of $1,200,000 to the third party in February 2007.

In September 2005, the Company entered into a clinical development agreement with a third party to manage clinical trials for the development of a topical drop for the treatment of allergic conjunctivitis. The agreement provided for the payment of approximately $2,400,000 to the third party as the services were provided. Management anticipated that these trials would take place between 2006 and 2008. If the product ultimately received FDA approval, the Company would have been obligated to make approximately $4,800,000 in additional milestone payments to the third party in the three years subsequent to FDA approval. In 2006, the Company recognized $293,000 in development expenses associated with this agreement that have been included in income (loss) from discontinued operations in the accompanying financial statements, and made $195,000 in payments. In connection with the sale of the Company’s allergy products in December 2006, this agreement was assumed by the acquiring company.

In January 2006, the Company entered into an agreement with a contract research organization for clinical and data management services to be performed in connection with the Phase 3 trial product for the treatment of DME in the United States, Canada, and Europe. In accordance with the terms of the agreement, the Company will incur approximately $16,000,000 in costs with the contract research organization through 2010. In the years ended December 31, 2006 and 2007 and the six months ended June 30, 2008, the Company incurred $2,492,000, $3,717,000 and $1,421,000 respectively, of expense associated with this agreement. At December 31, 2006 and 2007, and June 30, 2008, $377,000, $396,000 and $468,000, respectively, are included in outsourced services payable.

In July 2006, the Company entered into an agreement with a contract research organization for clinical services to be performed in connection with the Phase 3 trial of its product for the treatment of DME in India. In accordance with the terms of the agreement, the Company will incur approximately $1,800,000 in costs

ALIMERA SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

with the contract research organization through 2010. In the years ended December 31, 2006 and 2007 and the six months ended June 30, 2008, the Company incurred $239,000, $318,000 and $131,000, respectively, of expense associated with this agreement. At December 31, 2006 and 2007, and June 30, 2008, $75,000, $182,000 and $218,000, respectively, are included in outsourced services payable.

Employment Agreements — The Company is party to employment agreements with five executives. The agreements generally provide for annual salaries, bonuses, and benefits for a period of three years, and automatically renew for one-year periods after the third year unless terminated by either party. In 2007, the salaries ranged from $191,000 to $273,000 with bonuses up to a range of 22% to 30% of salary. Effective January 1, 2008, the salaries were adjusted to a range of $210,000 to $340,000 with bonuses ranging from 25% to 40%. If any of the agreements are terminated by the Company without cause, or by the employee for good reason, as defined in the agreements, the Company will be liable for one year of salary and benefits. Certain other employees have general employment contracts which include stipulations regarding confidentiality, Company property, and miscellaneous items.

10.	PREFERRED STOCK

On July 7, 2004, the Company entered into a Series A Preferred Stock Purchase Agreement with certain investors. Under the agreement, the investors agreed to purchase up to 22,561,448 shares of the Company’s Series A preferred stock. The agreement contemplated the purchase of such shares in five tranches based upon the Company’s achievement of certain milestones. The first sale of shares was completed in July 2004 when the Company issued 7,126,568 shares of Series A preferred stock in exchange for $8,450,000 in cash, less transaction costs. In 2005, the remaining 14,751,752 shares were issued in four separate tranches in exchange for a total of $17,490,000 in cash, less transaction costs. At December 31, 2006 and 2007, and at June 30, 2008, the Company had authorized and issued 22,524,545 shares of Series A preferred stock with a par value of $0.01 per share, including the shares issued in connection with the conversion of the promissory notes discussed below.

On November 22, 2005, the Company entered into a Series B Preferred Stock Purchase Agreement with certain investors. Under the agreement, the investors agreed to purchase up to 24,256,779 shares of the Company’s Series B preferred stock. The agreement contemplated the purchase of such shares in two tranches. The first sale of shares was completed in November 2005 when the Company issued 12,114,536 shares of Series B preferred stock in exchange for $15,880,000 in cash, less transaction costs. The Company issued an additional 46,124 shares to a director on December 1, 2005, for $60,000 in cash. The remaining 12,142,243 shares were issued in November 2006 in exchange for $15,917,000 in cash, less transaction costs. At December 31, 2006 and 2007, and at June 30, 2008, the Company had issued 24,302,903 shares of Series B preferred stock with a par value of $0.01 per share.

On March 17, 2008, the Company entered into a Series C Preferred Stock Purchase Agreement with certain investors. Under the agreement, the investors agreed to purchase up to 19,744,246 shares of the Company’s Series C preferred stock. The agreement contemplated the purchase of such shares in two tranches. The first sale of shares was completed on March 17, 2008 when the Company issued 18,715,461 shares of Series C preferred stock in exchange for $28,437,000 in cash less transaction costs. The Company completed the second sale of the remaining 1,028,785 shares on April 23, 2008 for $1,563,000 in cash less transaction costs. At June 30, 2008, the Company had issued 19,744,246 shares of Series C preferred stock with a par value of $0.01 per share.

Significant terms of Series A, Series B and Series C preferred stock are as follows:

•	Holders of the preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could then be converted and have voting rights and powers equal to the voting rights and powers of the common stock. In addition, the holders of the

ALIMERA SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

preferred stock have the right, voting separately from common stockholders, to elect five out of seven members of the Company’s Board of Directors. The remaining two members are elected by both the common and preferred stockholders.

•	Dividends are cumulative and accrue on a daily basis at the rate of 8% per annum beginning on the date of issuance and based on the Original Issue Price, $1.19 per share for the Series A preferred stock, $1.31 per share for the Series B preferred stock and $1.52 per share for the Series C preferred stock, as adjusted for any stock dividend, stock split, combination, or other event involving the preferred stock. Dividends will accrue, whether or not declared, annually and will be due and payable when and if declared by the Board of Directors, upon a liquidating event, as defined, or upon redemption of the stock, as defined. Accumulated, accrued and unpaid dividends were:

	December 31,		June 30,
	2006	2007	2008
			(Unaudited)
	(In thousands)

Series A	$3,904	$6,040	$7,100
Series B	1,547	4,096	5,367
Series C	—	—	678

Total	$5,451	$10,136	$13,145

•	Upon any liquidation, dissolution, or winding up of the Company, the preferred stockholders are entitled to a liquidation preference payment equal to (i) the sum of the liquidation value ($1.19 per share for the Series A preferred stock, $1.31 per share for the Series B preferred stock and $1.52 per share for the Series C preferred stock) plus all accumulated, accrued, and unpaid dividends and (ii) the pro rata share of any remaining amounts such holder would have been entitled to receive had such holder’s shares been converted into common stock immediately prior to the liquidation, dissolution, or winding up. Liquidation value plus accumulated, accrued, and unpaid dividends were:

	December 31,		June 30,
	2006	2007	2008
			(Unaudited)
	(In thousands)

Series A	$30,610	$32,746	$33,806
Series B	33,405	35,953	37,224
Series C	—	—	30,678

Total	$64,015	$68,699	$101,708

•	Each share is convertible, at the option of the holder, into one share of common stock (subject to adjustments for events of dilution). In addition, all preferred shares are automatically converted upon the completion of a public offering of common shares yielding proceeds of at least $50,000,000 and a price of at least five times the original issue price of the Series A preferred stock of $1.19 per share (subject to adjustments for events of dilution).

•	At any time subsequent to the fifth anniversary of the original issue date (July 7, 2004 for the Series A preferred stock, November 22, 2005 for the Series B preferred stock, and March 17, 2008 for the Series C preferred stock), the holders of a majority of the preferred shares may require the Company to redeem all or any portion of the preferred shares. If the preferred shares are redeemed, the redemption will occur in three equal annual installments. The price paid by the Company to redeem the shares would be the greater of (i) the original issue price plus all accumulated, accrued and unpaid dividends, and (ii) the fair market value of the preferred shares being redeemed at the time of the redemption.

ALIMERA SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

•	The holders of the preferred stock have the right but not the obligation to participate proportionately in certain types of future financings.

Because preferred stock provides the holders the right to require the Company to redeem such shares for cash after the fifth anniversary of the initial issuance at the greater of (a) the original issue price plus any accrued but unpaid dividends or (b) the fair market value of the preferred shares being redeemed, the embedded conversion feature requires separate accounting under SFAS No. 133. Consequently, the conversion feature must be bifurcated from the preferred stock and accounted for separately at each issuance date. The carrying value of the embedded derivative is adjusted to fair value at the end of each reporting period and the change in fair value is recognized in the statement of operations.

Upon the issuance of the first tranche of the Series A preferred stock and the conversion of the promissory notes discussed in Note 10 in July 2004, the estimated fair value of the conversion feature was $10,000 which was recorded as a liability. The derivative, when combined with other offering costs of $634,000, reduced the recorded value of the preferred stock to $8,572,000. The cumulative estimated fair value of the conversion feature associated with the four tranches issued in 2005 was $3,000 which was recorded as a liability. Combined with the other offering costs of $401,000, the derivative reduced the recorded value of the preferred stock issued in 2005 to $17,087,000.

Upon the issuance of the first tranche of the Series B preferred stock in November 2005 and the incremental issuance on December 1, 2005, the estimated fair value of the conversion feature was $7,000 which was recorded as a liability. The derivative, when combined with other offering costs of $339,000, reduced the recorded value of the first tranche of the Series B preferred stock to $15,595,000. Upon the issuance of the second tranche of the Series B preferred stock in November 2006, the estimated fair value of the conversion feature was less than $1,000 which was recorded as a liability. Combined with the other offering costs of $23,000, the derivative reduced the recorded value of the preferred stock issued in 2006 to $15,893,000.

Upon the issuance of the first tranche of the Series C preferred stock in March 2008, the estimated fair value of the conversion feature was $22,000 which was recorded as a liability. The derivative, when combined with other offering costs of $60,000, reduced the recorded value of the first tranche of the Series C preferred stock to $28,355,000. Upon issuance of the second tranche of the Series C preferred stock in April 2008, the estimated fair value of the conversion feature was $2,000 which was recorded as a liability. The derivative, when combined with other offering costs of $2,000, reduced the recorded value of the second tranche of the Series C preferred stock to $1,559,000.

At each reporting date, the Company adjusts the carrying value of the embedded derivatives to estimated fair value and recognizes the change in such estimated value in the Company’s statement of operations. The estimated fair value of the derivatives at December 31, 2006 and 2007, and at June 30, 2008 were $1,000, $0, and $666,000 respectively. The Company recognized gains of $8,000, $6,000 and $1,000 associated with the change in fair value for the years ended December 31, 2005, 2006 and 2007, respectively. The Company recognized a gain of $1,000 and a loss of $642,000 associated with the change in fair value for the six months ended June 30, 2007 and 2008, respectively.

The Company accretes the carrying value of the Series A, B and C preferred stock to their redemption values over the redemption period of an estimated five years from the date of the issuance of the first tranche

ALIMERA SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

based upon the three-year redemption feature. The accreted values of the Series A preferred stock, Series B preferred stock and Series C preferred stock, including accumulated, accrued, and unpaid dividends were:

	December 31,		June 30,
	2006	2007	2008
			(Unaudited)
	(In thousands)

Series A	$29,958	$32,280	$33,432
Series B	33,099	35,710	37,012
Series C	—	—	30,596

Total	$63,057	$67,990	$101,040

11.	STOCK OPTIONS

The Company has stock option and stock incentive plans which provide for grants of shares to employees and grants of options to employees and directors to purchase shares of the Company’s common stock at exercise prices generally equal to the fair values of such stock at the dates of grant. Options granted to employees typically become exercisable over a four year vesting period and have a 120-month term. Options granted to directors typically vest immediately and have a 60-month term.

As of December 31, 2007, the Company was authorized to grant under the Company’s plans up to 1,518,364 shares under the 2004 Stock Option Plan and up to 4,510,336 shares under the 2005 Stock Option Plan. In February 2008 the 2005 Stock Option Plan was amended to increase the authorized shares to 6,804,858. Upon the exercise of stock options, the Company may issue the required shares out of authorized but unissued common stock or out of treasury stock, at management’s discretion.

A summary of stock option transactions under the plans for the years ended December 31, 2005, 2006 and 2007 and for the six months ended June 30, 2008, are as follows:

	December 31,						June 30,
	2005		2006		2007		2008
		Weighted-		Weighted-		Weighted-		Weighted-
		Average		Average		Average		Average
		Exercise		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price	Options	Price
							(Unaudited)
	(In thousands, except per share data)

Options at beginning of period	1,227,347	$0.60	1,518,364	$0.60	4,313,493	$0.46	4,827,330	$0.44
Grants	427,458	0.60	3,242,975	0.39	1,409,345	0.41	1,808,722	0.74
Forfeitures	(136,441)	0.60	(401,098)	0.44	(672,881)	0.46	—	—
Exercises	—	—	(46,748)	0.60	(222,627)	0.51	—	—

Options at end of period	1,518,364	0.60	4,313,493	0.46	4,827,330	0.44	6,636,052	0.52

Options exercisable at end of period	381,223	$0.60	1,440,790	$0.50	1,924,053	$0.48	2,433,176	$0.48

Weighted-average per share fair value of options granted during the period	$0.05		$0.12		$0.11		$0.18

ALIMERA SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table provides additional information related to outstanding stock options, fully vested stock options, and stock options expected to vest as of December 31, 2007:

		Weighted-	Weighted-
		Average	Average	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
				(In thousands)

Outstanding at December 31, 2007	4,827,330	$0.44	8.42 years	$1,057
Exercisable at December 31, 2007	1,924,053	0.48	7.62 years	350
Options expected to vest	2,612,949	0.42	8.95 years	636

The following table provides additional information related to outstanding stock options, fully vested stock options, and stock options expected to vest as of June 30, 2008 (unaudited):

		Weighted-	Weighted-
		Average	Average	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
				(In thousands)

Outstanding at June 30, 2008	6,636,052	$0.52	8.42 years	$4,166
Exercisable at June 30, 2008	2,433,176	0.48	7.24 years	1,641
Options expected to vest	3,782,588	0.55	9.17 years	2,272

The Company estimated the fair value of options granted in the years ended December 31, 2005, 2006 and 2007 and in the six months ended June 30, 2008 using the Black-Scholes option-pricing models with the following weighted-average assumptions used for option grants:

	Year Ended December 31,			June 30,
	2005	2006	2007	2008
				(Unaudited)

Risk-free interest rate	4.08%	4.53%	3.98%	2.86%
Volatility factor	22.42%	19.85%	16.92%	17.04%
Grant date fair value of common stock	$ 0.36	$ 0.39	$ 0.41	$ 0.74
Weighted-average expected life	6.36 years	6.03 years	6.13 years	6.12 years

The Company assumed no forfeitures in 2005 due to the short history of the Company. In 2006 the Company assumed a 50% forfeiture rate for stock options held by employees associated with the discontinued operations (see Note 3), and a 10% forfeiture rate for all other stock options. In 2007 and in the six months ended June 30, 2008, the Company assumed a 10% forfeiture rate.

The total estimated fair value of options granted in 2005, 2006 and 2007, and for the six months ended June 30, 2008 was $20,000, $398,000, $162,000 and $331,000, respectively, and the total estimated value of options granted prior to 2005 was $60,000.

ALIMERA SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Employee stock-based compensation expense recognized under SFAS 123R was as follows:

	December 31,			June 30,
	2005	2006	2007	2008
				(Unaudited)
	(In thousands)

Marketing	$2	$6	$9	$6
Research and development	6	18	36	27
General and administrative	7	38	45	48
Discontinued operations	3	26	—	—

Total employee stock-based compensation expense	$18	$88	$90	$81

As of June 30, 2008, the total unrecognized compensation cost related to nonvested stock options granted under the Company’s stock option plans was $507,000 which is expected to be recognized as compensation expense over a weighted average period of 2.32 years.

The following table summarizes outstanding and exercisable options at December 31, 2007:

	Options Outstanding		Options Exercisable
		Weighted-		Weighted-
		Average		Average
		Remaining		Remaining
	Number	Contractual	Number	Contractual
Exercise Prices	Outstanding	Life	Exercisable	Life

$0.39	2,380,075	8.33	1,117,970	8.24
0.41	1,409,345	9.78	—	—
0.60	1,037,910	6.79	806,083	6.76

	4,827,330	8.42	1,924,053	7.62

The following table summarizes outstanding and exercisable options at June 30, 2008 (unaudited):

	Options Outstanding		Options Exercisable
		Weighted-		Weighted-
		Average		Average
		Remaining		Remaining
	Number	Contractual	Number	Contractual
Exercise Prices	Outstanding	Life	Exercisable	Life

$0.39	2,380,075	7.83	1,411,730	7.77
0.41	1,409,345	9.28	78,125	8.67
0.60	1,037,910	6.29	928,321	6.27
0.66	35,000	9.67	—	—
0.71	1,638,722	9.73	—	—
0.96	20,000	9.90	—	—
1.14	115,000	9.99	15,000	9.99

	6,636,052	8.42	2,433,176	7.24

12.	WARRANTS

The Company has issued warrants to purchase common stock to various members of the board of directors and third-parties for services. The Company also issued warrants to issue common stock to a third-party in connection with a license agreement (see Note 7). Total warrants issued and outstanding were

ALIMERA SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

1,193,171 at December 31, 2007, 2006 and 2005, and 1,188,171 at June 30, 2008, at exercise prices ranging from $0.50 to $1.18565 per share. The warrants are exercisable for the period of seven to ten years from the issuance date.

Based upon the fair value methodology prescribed under SFAS 123, the Company assigned values ranging up to $0.44 per share to the warrants. The fair value of the warrants was estimated using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rates ranging from 3.67% to 4.38%; expected life of five to ten years; expected volatility of 23%; and no dividend yield.

In April 2008, certain holders of the Company’s warrants exercised their rights to purchase 5,000 shares of the Company’s common stock. The Company received $6,000 from the exercise of these warrants.

During 2004, the Company issued 225,000 warrants to employees. These warrants were later cancelled and the employees were issued stock options to replace the warrants. These stock options are considered variable awards and are accounted for as such under FASB Interpretation (FIN) No. 28 (“FIN 28”), Accounting for Stock Appreciation Rights and Other Variable Stock Options Award Plans.

No warrants were issued in the years ended December 31, 2005, 2006 and 2007 or the six months ended June 30, 2008.

13.	STOCK RESTRICTION AGREEMENTS

The Company entered into stock restriction agreements with six employee stockholders of the Company for a total of 2,010,000 shares of common stock. Under the agreements, the Company had a right to repurchase the common stock owned by the employees at a purchase price of $0.60 per share upon the termination of the employee’s employment by the Company with cause or by the employee without good reason, as defined in the agreement. The repurchase rights expired ratably through June 2007, and no shares were repurchased. As of December 31, 2006, the Company had the right to repurchase up to 335,000 shares.

The Company accounted for these as restricted stock grants under the provisions of FIN 28. Over the lifetime of the restriction agreements, the Company recognized a total of $715,000 in compensation expense based on a value of $0.36 per share on the date the restriction agreements were entered into. The Company recognized $238,000, $238,000 and $95,000 in expense in each of the years ended December 31, 2005, 2006 and 2007, due to the lapse of the restrictions in the normal course. An incremental expense of $24,000 was recorded in 2006 in connection with the termination of two employees whose restrictions lapsed upon termination. For the years ended December 31, 2005 and 2006, $48,000 and $71,000, respectively, have been included in income (loss) from discontinued operations in the accompanying statements of operations.

ALIMERA SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

14.	INCOME TAXES

The components of the income tax benefit for the years ended December 31, 2005, 2006, and 2007 and for the six months ended June 30, 2008 were as follows:

	December 31,			June 30,
	2005	2006	2007	2008
				(Unaudited)
	(In thousands)

Deferred benefit/(expense):
Federal	$4,543	$4,262	$1,877	$12,974
State	254	106	18	1,671

	4,797	4,368	1,895	14,645
Valuation allowance	(4,797)	(4,368)	(1,895)	(14,645)

Income tax benefit	$—	$—	$—	$—

As required by SFAS No. 109, management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Management has concluded, in accordance with the applicable accounting standards, that it is more likely than not that the Company will not realize the benefit of its deferred tax assets. Accordingly, the net deferred tax assets have been fully reserved. Management reevaluates the positive and negative evidence on an annual basis.

At December 31, 2006 and 2007 and at June 30, 2008 the Company had a federal net operating loss (NOL) carry-forward of approximately $29,200,000, $33,900,000, and $48,000,000, respectively that is available to reduce future income otherwise taxable. If not utilized, the federal NOL carry-forward will expire at various dates between 2023 and 2028 and the state NOL carry-forward will expire at various dates between 2018 and 2028.

Net deferred tax assets/(liabilities) at December 31, 2006 and 2007, and at June 30, 2008 were as follows:

	December 31,		June 30,
	2006	2007	2008
			(Unaudited)
	(In thousands)

Depreciation and amortization	$(52)	$(65)	$(77)
Other deferred tax assets	262	179	173
NOL carryforwards	10,520	12,157	17,509
Collaboration agreement receivable reserves	1,152	1,506	98
Research and development costs	—	—	10,720
Valuation allowance	(11,882)	(13,777)	(28,423)

Total	$—	$—	$—

If it is determined that significant ownership changes have occurred since these NOLs were generated, the Company may be subject to annual limitations on the use of these NOLs under Internal Revenue Code Section 382.

ALIMERA SCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The income tax provision (benefit) differs from the amount determined by applying the U.S. federal statutory income tax rate to the pre-tax accounting loss as follows for the years ended December 31, 2005, 2006, and 2007 and for the six months ended June 30, 2008:

	Years Ended December 31,						Six Months Ended
	2005		2006		2007		June 30, 2008
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
							(Unaudited)
	(In thousands)

Federal tax benefit at statutory rate	$(4,637)	34.0%	$(4,410)	34.0%	$(1,940)	34.0%	$(13,229)	34.0%
State tax — net of federal benefit	(256)	1.9	(112)	0.9	(31)	0.5	(1,540)	4.0
Permanent items	100	(0.7)	152	(1.2)	63	(1.1)	284	(0.7)
Other	(4)	—	2	—	13	(0.2)	(160)	0.4
Increase in valuation allowance	4,797	(35.2)	4,368	(33.7)	1,895	(33.2)	14,645	(37.7)

Total tax expense	$—	—%	$—	—%	$—	—%	$—	—%

The Company has evaluated the impact of FIN 48 on its financial statements, which was early adopted effective January 1, 2007. The Company believes that its income tax filing positions are more likely than not of being sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position; therefore, no FIN 48 liabilities and no related penalties and interest have been recorded. The Company did not record a cumulative effect adjustment related to the adoption of FIN 48. Tax years since 2003 remain subject to examination in Georgia, Tennessee, and on the Federal level. We do not anticipate any material changes to the Company’s uncertain tax positions within the next 12 months.

15.	EMPLOYEE BENEFIT PLAN

During the year ended December 31, 2004, the Company established a salary deferral 401(k) plan which covers substantially all employees of the Company. In May 2008 the Company established a plan to match participant contributions subject to certain plan limitations. The Company’s matching plan is to take effect July 1, 2008. The Company may also make an annual discretionary profit-sharing contribution. No such contributions were made during the years ended December 31, 2005, 2006 and 2007 and during the six months ended June 30, 2008 (unaudited).

******

           Shares

Alimera Sciences, Inc.

Common Stock

Credit Suisse
Citi

Cowen and Company
Leerink Swann

Through and including          , 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This obligation is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee, the FINRA fee, and the Nasdaq Global Market listing fee.

SEC Registration fee		$2,948
FINRA fee		$8,000
Nasdaq Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Custodian and transfer agent fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed in subsequent amendment

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation’s board of directors to grant, indemnification to directors and officers in terms sufficiently broad to permit indemnification under limited circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”). Article 5 of our bylaws provides for mandatory indemnification of our directors and officers to the maximum extent permitted by the Delaware General Corporation Law. Our restated certificate of incorporation provides that, under Delaware law, our directors and officers shall not be liable for monetary damages for breach of the officers’ or directors’ fiduciary duty as officers or directors to our stockholders and us. This provision in the restated certificate of incorporation does not eliminate the directors’ or officers’ fiduciary duty, and in appropriate circumstances, equitable remedies like injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director or officer will continue to be subject to liability for breach of the director’s or officer’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, for actions leading to improper personal benefit to the director or officer, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. This provision also does not affect a director’s or officer’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. We have entered into indemnification agreements with our directors and officers, a form of which is attached as Exhibit 10.1 and incorporated by reference. The indemnification agreements provide our directors and officers with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is made to Section 8 of the underwriting agreement contained in Exhibit 1.1 to this prospectus, indemnifying our directors and officers against limited liabilities. In addition, Section 2.6 of the second amended and restated investor rights agreement contained in Exhibit 1.1 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in the second amended and restated investor rights agreement.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

1. We granted direct issuances or stock options to purchase 6,623,867 shares of our common stock at exercise prices ranging from $0.39 to $1.14 per share to employees and directors under our 2004

Incentive Stock Plan and our 2005 Incentive Stock Plan. We did not grant any direct issuances or stock options outside of our 2004 Incentive Stock Plan and our 2005 Incentive Stock Plan.

2. We issued and sold an aggregate of 269,375 shares of our common stock to employees, consultants, and other service providers for aggregate consideration of approximately $141,326 under direct issuances or exercises of options granted under our 2004 Incentive Stock Plan and our 2005 Incentive Stock Plan. We did not issue or sell any shares of our common stock to employees, consultants, and other service providers outside of our 2004 Incentive Stock Plan and our 2005 Incentive Stock Plan.

3. We issued and sold an aggregate of 14,751,712 shares of our Series A preferred stock to various investors, including entities affiliated with Domain Partners VI, L.P., Intersouth Partners V, L.P., Intersouth Partners VI, L.P., L.P., Polaris Venture Partners, L.P. and BAVP, L.P. and various other entities and individuals for aggregate consideration of approximately $13.4 million.

4. We sold an aggregate of 24,302,903 shares of our Series B preferred stock to various investors, including entities affiliated with Domain Partners VI, L.P., Intersouth Partners VI, L.P., Intersouth Partners VII, L.P., Venrock Associates IV, L.P., Polaris Venture Partners IV, L.P. and BAVP, L.P. and various other entities and individuals for aggregate consideration of approximately $31.9 million.

5. We sold an aggregate of 19,744,246 shares of our Series C preferred stock to various investors, including entities affiliated with Domain Partners VI, L.P., Intersouth Partners VI, L.P., Intersouth Partners VII, L.P., Venrock Associates IV, L.P., Polaris Venture Partners IV, L.P. and BAVP, L.P. and various other entities and individuals for aggregate consideration of approximately $30.0 million.

6. The sale of the above securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or transactions under compensation benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibits

1.1		Form of Underwriting Agreement*
3.1		Restated Certificate of Incorporation of Registrant, as amended on various dates**
3.2		Restated Certificate of Incorporation of Registrant to be effective upon closing**
3.3		Amended and Restated Bylaws of the Registrant**
3.4		Amended and Restated Bylaws of the Registrant to be effective upon closing**
4.1		Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4
4.2		Form of Registrant’s Common Stock Certificate*
4.3		Second Amended and Restated Investor Rights Agreement, dated March 17, 2008, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto**
4.4		Second Amended and Restated Stock Sale Agreement, dated March 17, 2008, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto**
5.1		Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP*
10.1		Form of Indemnification Agreement between the Registrant and each of its directors and executive officers**
10.2		Employment Agreement, dated June 29, 2004, by and between the Registrant and C. Daniel Myers†**
10	.2.A	Amended and Restated Employment Agreement, dated August 18, 2008, by and between the Registrant and C. Daniel Myers†
10.3		Employment Agreement, dated October 31, 2005, by and between the Registrant and Richard Eiswirth†**
10	.3.A	Amended and Restated Employment Agreement, dated August 18, 2008, by and between the Registrant and Richard Eiswirth†

10.4		Employment Agreement, dated June 29, 2004, by and between the Registrant and David Holland†**
10	.4.A	Amended and Restated Employment Agreement, dated August 18, 2008, by and between the Registrant and David Holland†

10.5		Employment Agreement, dated June 29, 2004, by and between the Registrant and Susan Caballa†**
10	.5.A	Amended and Restated Employment Agreement, dated August 18, 2008, by and between the Registrant and Susan Caballa†
10.6		Employment Agreement, dated October 17, 2004, by and between the Registrant and Kenneth Green†**
10	.6.A	Amended and Restated Employment Agreement, dated August 18, 2008, by and between the Registrant and Kenneth Green†
10.7		Alimera Sciences, Inc. 2004 Incentive Stock Plan**
10	.7.A	Form of Option Certificate under the Alimera Sciences, Inc. 2004 Incentive Stock Plan**
10.8		Alimera Sciences, Inc. 2005 Incentive Stock Plan**
10	.8.A	Form of Option Certificate under the Alimera Sciences, Inc. 2005 Incentive Stock Plan**
10.9		2008 Equity Incentive Plan (to be effective upon closing of the offering)**
10.10		2008 Employee Stock Purchase Plan (to be effective upon closing of the offering)**
10.11		Management Cash Incentive Plan (to be effective upon closing of the offering)**
10.12		Amended and Restated Collaboration Agreement by and between pSivida, Inc. (f/k/a/ Control Delivery Systems, Inc.) and Alimera Sciences, Inc., dated as of March 14, 2008‡
10.13		Asset Purchase Agreement between Bausch & Lomb Incorporated and Alimera Sciences, Inc., dated as of December 20, 2006‡
10.14		Asset Purchase Agreement between Bausch & Lomb Incorporated and Alimera Sciences, Inc., dated as of February 16, 2007‡
10.15		Option Agreement by and between Emory University and Alimera Sciences, Inc., dated as of August 31, 2007‡
10.16		Option Agreement by and between Emory University and Alimera Sciences, Inc., dated as of February 1, 2008‡
10.17		Office Lease by and between Rubicon, L.C. and Alimera Sciences, Inc., dated as of May 27, 2003**
10.18		Option Certificates Documenting Options Granted to C. Daniel Myers under the 2004 Incentive Stock Plan and 2005 Incentive Stock Plan†**
10.19		Option Certificates Documenting Options Granted to Richard Eiswirth under the 2004 Incentive Stock Plan and 2005 Incentive Stock Plan†**
10.20		Option Certificates Documenting Options Granted to David Holland under the 2004 Incentive Stock Plan and 2005 Incentive Stock Plan†**
10.21		Option Certificates Documenting Options Granted to Susan Caballa under the 2004 Incentive Stock Plan and 2005 Incentive Stock Plan†**
10.22		Option Certificates Documenting Options Granted to Kenneth Green under the 2004 Incentive Stock Plan and 2005 Incentive Stock Plan†**
10.23		Option Certificates Documenting Options Granted to Calvin W. Roberts under the 2004 Incentive Stock Plan and 2005 Incentive Stock Plan†**
10.24		License Agreement, between Alimera Sciences, Inc. and Dainippon Sumitomo Pharma Co., Ltd., dated November 4, 2007‡
23.1		Consent of Deloitte & Touche LLP Independent Registered Public Accounting Firm
23.2		Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1)*
24.1		Power of Attorney**

†	Compensation Arrangement.

*	To be filed by amendment.

‡	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

**	Previously filed.

ITEM 17.	UNDERTAKINGS

We undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in the denominations and registered in the names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant under the Delaware General Corporation Law, the restated certificate of incorporation or our bylaws, the underwriting agreement, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities, other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of ours in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered in this offering, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

We undertake that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered, and the offering of these securities at that time shall be deemed to be the initial bona fide offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia, on this 19th day of August, 2008.

ALIMERA SCIENCES, INC. (Registrant)

By:	/s/ C. Daniel Myers
C. Daniel Myers
President and Chief Executive
Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ C. Daniel Myers C. Daniel Myers	President and Chief Executive Officer	August 19, 2008

/s/ Richard S. Eiswirth, Jr. Richard S. Eiswirth, Jr.	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	August 19, 2008

* Phillip R. Tracy	Chairman of the Board of Directors, Director	August 19, 2008

* Mark J. Brooks	Director	August 19, 2008

* Brian K. Halak, Ph.D.	Director	August 19, 2008

* Anders D. Hove, M.D.	Director	August 19, 2008

* Calvin W. Roberts, M.D.	Director	August 19, 2008

* Bryce Youngren	Director	August 19, 2008

* By: /s/ Richard S. Eiswirth, Jr. Attorney-in-Fact

INDEX TO EXHIBITS

1.1		Form of Underwriting Agreement*
3.1		Restated Certificate of Incorporation of Registrant, as amended on various dates**
3.2		Restated Certificate of Incorporation of Registrant to be effective upon closing**
3.3		Amended and Restated Bylaws of the Registrant**
3.4		Amended and Restated Bylaws of the Registrant to be effective upon closing**
4.1		Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4
4.2		Form of Registrant’s Common Stock Certificate*
4.3		Second Amended and Restated Investor Rights Agreement, dated March 17, 2008, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto**
4.4		Second Amended and Restated Stock Sale Agreement, dated March 17, 2008, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto**
5.1		Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP*
10.1		Form of Indemnification Agreement between the Registrant and each of its directors and executive officers**
10.2		Employment Agreement, dated June 29, 2004, by and between the Registrant and C. Daniel Myers†**
10	.2.A	Amended and Restated Employment Agreement, dated August 18, 2008, by and between the Registrant and C. Daniel Myers†
10.3		Employment Agreement, dated October 31, 2005, by and between the Registrant and Richard Eiswirth†**
10	.3.A	Amended and Restated Employment Agreement, dated August 18, 2008, by and between the Registrant and Richard Eiswirth†
10.4		Employment Agreement, dated June 29, 2004, by and between the Registrant and David Holland†**
10	.4.A	Amended and Restated Employment Agreement, dated August 18, 2008, by and between the Registrant and David Holland†
10.5		Employment Agreement, dated June 29, 2004, by and between the Registrant and Susan Caballa†**
10	.5.A	Amended and Restated Employment Agreement, dated August 18, 2008, by and between the Registrant and Susan Caballa†
10.6		Employment Agreement, dated October 17, 2004, by and between the Registrant and Kenneth Green†**
10	.6.A	Amended and Restated Employment Agreement, dated August 18, 2008, by and between the Registrant and Kenneth Green†
10.7		Alimera Sciences, Inc. 2004 Incentive Stock Plan**
10	.7.A	Form of Option Certificate under the Alimera Sciences, Inc. 2004 Incentive Stock Plan**
10.8		Alimera Sciences, Inc. 2005 Incentive Stock Plan**
10	.8.A	Form of Option Certificate under the Alimera Sciences, Inc. 2005 Incentive Stock Plan**
10.9		2008 Equity Incentive Plan (to be effective upon closing of the offering)**
10.10		2008 Employee Stock Purchase Plan (to be effective upon closing of the offering)**
10.11		Management Cash Incentive Plan (to be effective upon closing of the offering)**
10.12		Amended and Restated Collaboration Agreement by and between pSivida, Inc. (f/k/a/ Control Delivery Systems, Inc.) and Alimera Sciences, Inc., dated as of March 14, 2008‡
10.13		Asset Purchase Agreement between Bausch & Lomb Incorporated and Alimera Sciences, Inc., dated as of December 20, 2006‡
10.14		Asset Purchase Agreement between Bausch & Lomb Incorporated and Alimera Sciences, Inc., dated as of February 16, 2007‡
10.15		Option Agreement by and between Emory University and Alimera Sciences, Inc., dated as of August 31, 2007‡
10.16		Option Agreement by and between Emory University and Alimera Sciences, Inc., dated as of February 1, 2008‡
10.17		Office Lease by and between Rubicon, L.C. and Alimera Sciences, Inc., dated as of May 27, 2003**

10.18	Option Certificates Documenting Options Granted to C. Daniel Myers under the 2004 Incentive Stock Plan and 2005 Incentive Stock Plan †**
10.19	Option Certificates Documenting Options Granted to Richard Eiswirth under the 2004 Incentive Stock Plan and 2005 Incentive Stock Plan†**
10.20	Option Certificates Documenting Options Granted to David Holland under the 2004 Incentive Stock Plan and 2005 Incentive Stock Plan†**
10.21	Option Certificates Documenting Options Granted to Susan Caballa under the 2004 Incentive Stock Plan and 2005 Incentive Stock Plan†**
10.22	Option Certificates Documenting Options Granted to Kenneth Green under the 2004 Incentive Stock Plan and 2005 Incentive Stock Plan†**
10.23	Option Certificates Documenting Options Granted to Calvin W. Roberts under the 2004 Incentive Stock Plan and 2005 Incentive Stock Plan†**
10.24	License Agreement between Alimera Sciences, Inc. and Dainippon Sumitomo Pharma Co., Ltd., dated November 4, 2007‡
23.1	Consent of Deloitte & Touche LLP Independent Registered Public Accounting Firm
23.2	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1)*
24.1	Power of Attorney**

†	Compensation Arrangement.

*	To be filed by amendment.

‡	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

**	Previously filed.